As filed with the Securities and Exchange Commission on September 23, 2005

Registration No. 333-125060

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Occam Networks, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3576	77-0442752
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

77 Robin Hill Road

Santa Barbara, CA 93117

(805) 692-2900

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Robert L. Howard-Anderson

President and Chief Executive Officer

Occam Networks, Inc.

77 Robin Hill Road

Santa Barbara, CA 93117

(805) 692-2900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Thomas C. DeFilipps

Robert F. Kornegay

Asaf H. Kharal

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, CA 94304-1050

(650) 493-9300

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Calculation of Registration Fee

Title of each class of securities to be registered	Amount to be registered		Proposed maximum offering price per unit(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Common Stock, $0.001 par value per share	448,078,519	(1)	$0.22	$98,577,274	$11,658.93
(1)	Shares of common stock that may be offered pursuant to this registration statement include shares of common stock issuable upon conversion of 3,560,180 shares of Series A-2 convertible preferred stock and 119,898,960 shares of common stock previously issued upon conversion of shares of Series A Convertible preferred stock of the Company. In accordance with Rule 416, the number of shares registered hereby shall also be deemed to include an indeterminate number of additional shares of common stock that may be issued as a result of a stock split or stock dividend or upon conversion of the Series A-2 convertible preferred stock as a result of anti-dilution provisions thereof.
(2)	Estimated solely for the purpose of calculation of the registration fee pursuant to Rule 457(c) under the Securities Act based on a per share price of $0.22, the average of the high and low reported sales prices of the Registrant’s common stock on the Over-the-Counter (OTC) Bulletin Board on May 17, 2005.
(3)	Previously paid. Includes $58.38 previously paid for securities subsequently withdrawn from registration.

We hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until we file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Subject to Completion, Dated September 23, 2005

PROSPECTUS

77 Robin Hill Road Santa Barbara, California 93117 Telephone: (805) 692-2900

448,078,519 Shares of Common Stock

This prospectus relates to 448,078,519 shares of our common stock which may be sold from time to time by certain of our stockholders set forth in the “Selling Stockholders” section of this prospectus. The shares offered by this prospectus include:

•	324,326,220 shares issuable upon conversion of our outstanding Series A-2 preferred stock;

•	up to 1,363,636 shares issuable upon exercise of a warrant held by Hercules Technology Growth Capital (Hercules) to purchase 15,000 shares of our Series A-2 preferred stock;

•	up to 2,489,703 shares issuable upon exercise of warrants to purchase shares of our common stock; and

•	119,898,960 shares of common stock previously issued by us in connection with the conversion of shares of Series A preferred stock originally issued to investors in private placement transactions.

The prices at which the selling stockholders or their transferees may sell the shares will be determined by the prevailing market prices for the shares or in negotiated transactions. While we may receive proceeds upon the exercise of the warrants, we will not receive any proceeds from the sale of the shares offered by this prospectus.

In addition to the shares of our common stock which may be sold from time to time by stockholders named in this prospectus, we have filed a registration statement, including a separate prospectus, with the Securities & Exchange Commission relating to certain subscription rights to purchase up to 900,000 shares of our Series A-2 preferred stock, which rights are being distributed to holders of Occam common stock as of the record date set forth in such other prospectus. The common stock which may be sold from time to time under this prospectus and the subscription rights described in the other prospectus are unrelated, independent offerings.

Our common stock is traded on the Over-the-Counter (OTC) Bulletin Board under the symbol OCCM. On September 22, 2005, the closing price for our common stock was $0.28 per share.

An investment in our common stock is very risky and speculative. You should carefully consider the risk factors beginning on page 10 of this prospectus before making any investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2005

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with different information. No dealer, salesperson, or other person is authorized to provide any information or to make any representation on behalf of Occam that is not contained in this prospectus. You must not rely on any unauthorized information or representation. This prospectus is an offer to sell only the securities offered by this prospectus under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus is accurate only as of the date of this prospectus, regardless of the date of delivery of this prospectus or of any sales of these securities. This prospectus may be used only in jurisdictions where it is legal to sell these securities.

FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this prospectus are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on the current expectations, forecasts, and assumptions of Occam and its management and are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements are sometimes identified by language such as “believes,” “anticipates,” “estimates,” “expects,” “plans,” “intends,” “projects,” “future” and similar expressions and may also include references to plans, strategies, objectives, and anticipated future performance as well as other statements that are not strictly historical in nature. The risks, uncertainties, and other factors that could cause our actual results to differ materially from those expressed or implied in this prospectus include, but are not limited to, those noted under the caption “Risk Factors” beginning on page 10 of this prospectus. Readers should carefully review this information as well the risks and other uncertainties described in other filings we may make after the date of this prospectus with the Securities and Exchange Commission and that are incorporated by reference in this prospectus.

Readers are cautioned not to place undue reliance on forward-looking statements. They reflect opinions, assumptions, and estimates only as of the date they were made, and we undertake no obligation to publicly update or revise any forward-looking statements in this prospectus, whether as a result of new information, future events or circumstances, or otherwise.

Occam is a trademark of Occam Networks, Inc. This prospectus also includes or incorporates by reference other trademarks of Occam and other companies.

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PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere in or incorporated by reference into this prospectus. Because this is only a summary, it does not contain all of the information that you should consider before deciding whether to exercise your rights. For a more complete understanding of the relative rights of our Series A-2 preferred stock and common stock, and our company’s business and the risks and uncertainties facing it, you should read this entire prospectus, including but not limited to the information under the caption “Risk Factors,” beginning on page 10; under the caption “Description of the Series A-2 Preferred Stock,” beginning on page 33.

Occam Networks, Inc.

Our company and business

We design, develop and market a suite of Broadband Loop Carriers (“BLCs”), which are Ethernet- and IP-based loop carrier platforms that enable telecommunications service providers to offer a variety of traditional as well as packetized voice, broadband and Internet Protocol (“IP”) services from a single, converged, all-packet access network. In addition, we market a line of remote terminal cabinets to house our products in remote locations. We supply our products to local and regional telecommunications carriers, independent telephone companies and international telecommunications carriers that deliver or wish to deliver voice, data, Internet access and video services to the residential, small and medium business and large enterprise markets over existing copper telephone lines.

We design our products to alleviate the “bottleneck” currently experienced by many carriers in delivering voice and broadband services from their central offices or remote locations to individual customer premises—the network segment commonly referred to as the “last mile” or the “local loop.” We design our products with packet switching technology, such as Ethernet and Internet Protocol, two of the fundamental components used to build the Internet. These building blocks are used to develop a family of integrated products that deliver voice, data, Internet access and video services over the local loop’s existing copper wires by converting each customer line into a broadband loop. We believe that our single solution to the local loop “bottleneck” will enable carriers to consolidate, aggregate and integrate multiple, single-purpose network components, substantially reducing their capital expenditure requirements, streamlining their network, and reducing their operating costs. Deployment of our products could also enable carriers to generate new revenue streams by delivering a wider variety of voice, data, Internet access and video services by virtue of the increase in available bandwidth.

We were incorporated in California in October 1996 under the name “Accelerated Networks, Inc.,” and we reincorporated in Delaware in June 2000. In May 2002, we were acquired by Occam Networks, a private telecommunications company incorporated under California law, as part of a reverse merger transaction in which Accelerated Networks succeeded to the business and assets of Occam Networks, the California corporation. In connection with the acquisition, we changed our name to Occam Networks, Inc., a Delaware corporation. Unless the context otherwise requires, references in this prospectus to Occam refer to Occam Networks, Inc. as a Delaware corporation and include the predecessor businesses of Accelerated Networks, Inc. and Occam, the California corporation. As required by applicable accounting rules, financial statements, data, and information for periods prior to May 2002 are those of Occam, the California corporation. Occam, the California corporation, as a predecessor business or corporation, is sometimes referred to in this prospectus as “Occam CA.”

Our principal executive offices are located at 77 Robin Hill Road, Santa Barbara, California 93117. Our telephone number at that address is (805) 692-2900. Our website is www.occamnetworks.com. The contents of our website are not incorporated by reference into this prospectus.

Summary consolidated financial information

The following summary of our consolidated financial data should be read in conjunction with, and is qualified in its entirety by reference to, “Selected Consolidated Financial Data” beginning on page 49 of this prospectus, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” beginning on page 51, and our audited historical consolidated financial statements, including the related notes, beginning on page F-1.

	Six months ended June 30,		Year ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(unaudited)		(in thousands)
Statement of operations data:
Sales	$15,661	$6,425	$17,329	$7,982	$2,435	$80	$—
Loss from operations	(4,744)	(9,425)	(14,860)	(20,260)	(32,643)	(24,750)	(9,033)
Net loss	(4,913)	(9,486)	(14,989)	(20,432)	(32,747)	(24,172)	(8,862)

	As of June 30, 2005	Year ended December 31,
		2004	2003	2002	2001	2000
	(unaudited)	(in thousands)
Balance sheet data:
Cash and cash equivalents	$11,743	$4,432	$14,586	$18,496	$6,639	$409
Restricted cash	2,101	2,101	935	—	—	—
Working capital (deficit)	16,374	8,685	15,108	15,061	4,165	(3,171)
Total stockholders’ equity (deficit)	(18,406)	(13,893)	(61)	7,309	6,948	(1,190)

Financing requirements and recent private placements

We have never been profitable and since inception have required substantial financing to fund our continuing operations and working capital requirements. As of June 30, 2005, we had an accumulated deficit of approximately $106.3 million. We have also from time to time raised additional funding through debt financing transactions.

In October 2003, in light of a substantial need for additional working capital, our board of directors delegated full authority to a special financing committee of the board to structure, negotiate, and conclude, with the assistance of Occam’s Chief Financial Officer, an equity financing transaction with existing investors. Occam had previously sought alternative sources of financing from new investors but had not been successful in obtaining any financing commitments. The special committee was initially comprised of Robert L. Howard-Anderson, who serves as our President and Chief Executive Officer and as a member of our board of directors. In January 2004, Tom Frederick joined our board of directors and was appointed to serve as a member of the special financing committee. Mr. Frederick resigned from our board of directors and its committees in September 2004. For purposes of closings of the Series A-2 financing in January and March 2005, the special financing committee consisted of directors Robert Howard-Anderson, Kenneth Cole, Thomas Pardun and Robert Bylin.

In November 2003, the special committee designated a new series of our preferred stock as the Series A-2 preferred stock, and we raised approximately $16.1 million in the initial private placement of Series A-2 preferred stock. The principal investors at the initial closing were investment funds affiliated with U.S. Venture Partners (USVP), Norwest Venture Partners (Norwest), and New Enterprise Associates (NEA). These investors collectively held approximately 64.7% of our outstanding common stock immediately prior to the private placement, and representatives of each of these funds served on our board of directors. We sold the Series A-2 preferred stock at a price of $10.00 per share, and each share is presently convertible into approximately 90.9 shares of common stock at a common-equivalent conversion price of $0.11.

In January and February 2004, the special committee negotiated the terms of an additional investment in the Series A-2 preferred stock by investment funds affiliated with Alta Partners. Alta had not previously invested in Occam. At a closing held in March 2004, Alta invested $4.0 million in the Series A-2 preferred stock financing at the same price per share and with substantially similar contractual rights as those established at the initial closing. As a condition to obtaining Alta’s investment, however, the special financing committee approved our granting to Alta Partners warrants to acquire up to an additional $3.8 million of Series A-2 preferred stock at an exercise price of $10.00 per share. No other purchasers of Series A-2 preferred stock in the private placement transactions received any warrants, and purchasers in the rights offering described below will not receive any warrants. The amount of the Alta warrants was subject to reduction based on our ability to raise additional financing. In April 2004, investment funds affiliated with USVP and Norwest purchased additional shares of Series A-2 preferred stock for an aggregate additional investment of $1.5 million. As a result, the amount subject to the Alta warrants automatically decreased to approximately $2.3 million. This amount was subject to further reduction by the amount, if any, that we raised in excess of $1.5 million in connection with the rights offering. To the extent exercisable, Alta was permitted to exercise these warrants during the period beginning after the end of the rights offering and continuing through September 2005. In April 2005, Occam’s Board of Directors approved an amendment of the warrant to permit Alta to exercise it immediately for a total of 226,800 shares of Series A-2 preferred stock. The Board approved the amendment because the commencement of the rights offering had been substantially delayed from the anticipated schedule at the time the warrant was issued, because the warrant would otherwise expire in September 2005, and because it was not clear if the rights offering would be concluded before the expiration of the warrant. On April 20, 2005, Alta exercised the warrant in full, acquiring 226,800 shares of Series A-2 preferred stock for aggregate proceeds of $2.268 million.

From November 2003 through the end of 2004, Occam raised gross proceeds of approximately $22.2 million through the issuance of our Series A-2 preferred stock. Occam raised an additional $5.6 million in January 2005 and $4.9 million in March 2005 through additional issuance of Series A-2 preferred stock. In addition, In March 2005, a holder of an outstanding promissory note converted $534,790 of outstanding principal and accrued interest into shares of Series A-2 preferred stock and in April 2005, Alta exercised its warrants to purchase 226,800 shares of Series A-2 preferred stock for $2,268,000. The outstanding shares of Series A-2 preferred stock are presently convertible into approximately 323.7 million shares of common stock and, for voting purposes, will have a number of votes equal to the number of shares of common stock that are issuable upon conversion. As of April 22, 2005, we had issued and outstanding approximately 269,039,286 shares of common stock. Accordingly, the Series A-2 preferred stock represented, immediately prior to the rights offering described below, approximately 54.6% of our outstanding voting stock.

In December 2004, we signed a senior loan and security agreement with Hercules Technology Growth Capital, Inc. (Hercules), a specialty finance company, under which we borrowed $3.0 million, bearing interest at a rate of 11.95% per annum, with a maturity date of December 31, 2007. The agreement provides for seven monthly payments of interest followed by 30 equal monthly installments of principal and interest. Our obligations under the agreement are collateralized by substantially all our assets. In connection with the loan agreement, we issued the lender warrants to purchase 1,666,667 shares of our common stock and 15,000 shares of our Series A-2 preferred stock. The warrant for common stock is exercisable through December 2011 at an exercise price of $0.09 per share. The warrant for the Series A-2 preferred stock is exercisable through December 2009 at an exercise price of $10.00 per share. At June 30, 2005, the outstanding principal under this loan agreement was approximately $2.9 million, net of warrant discount, of which approximately $1.1 million was current.

Contractual rights of private placement investors

Purchasers of our Series A-2 preferred stock in the private placement transactions possess additional contractual rights that will not apply to purchasers of Series A-2 preferred stock issued in the rights offering.

We are parties to an investor rights agreement with these purchasers that requires us to register for resale with the Securities and Exchange Commission the common stock issuable upon conversion of the Series A-2 preferred stock issued in the private placements, the common stock underlying the Alta warrants, and common stock previously acquired by such purchasers in prior private placement transactions. We have also granted USVP, NEA, Norwest, Alta and Tellabs Equity Holdings (Tellabs) a right of first refusal to purchase securities we may issue in future financing transactions (excluding the rights offering and other exceptions), and we agreed not to engage in certain corporate transactions, including mergers or sales of substantially all of our assets, payments of dividends, and the creation of securities senior to, or pari passu with, the Series A-2 preferred stock, without the consent of at least 66 2/3% in interest of the Series A-2 preferred stock issued in the private placements. We expect that Alta, USVP, NEA, and Norwest, who currently hold approximately 89.6% of the outstanding Series A-2 preferred, will collectively control the voting on these matters. Even if the rights offering is fully subscribed, these entities will continue to control approximately 71.5% of the outstanding Series A-2 preferred stock. Representatives of USVP and Norwest currently serve on our board of directors. In connection with Alta’s Series A-2 investment, we granted Alta special board observation rights and rights to designate a member of our board of directors.

For a more detailed discussion of the contractual rights applicable to holders of Series A-2 preferred stock purchased in the private placements, please refer to the section captioned “Description of the Private Placement Transactions,” beginning on page 28.

The Rights Offering

On May 19, 2005, we filed a separate registration statement with the SEC relating to the proposed sale and issuance of up to 900,000 additional shares of our Series A-2 preferred stock in connection with a rights offering to holders of record of our outstanding common stock as of                     , the rights offering record date. The following is a summary of the principal terms and conditions of the rights offering. If the rights offering is completed, we cannot predict the number of shares we will sell, if any. The rights offering is not a part of the offering contemplated by this prospectus.

Rights granted; minimum purchase requirement

We have granted to each person who was a record holder of our common stock on the record date a “subscription right.” Each subscription right will entitle the stockholder to subscribe for and purchase one share of Series A-2 preferred stock for each 109 shares of common stock held on the record date. Stockholders whose record holdings would not otherwise result in their receiving basic subscription rights to subscribe for at least 100 shares of Series A-2 preferred stock will receive rights to acquire such minimum. Any stockholder exercising his or her basic subscription right will be required to purchase at least 100 shares of Series A-2 preferred stock for a minimum investment of $1,000.

To exercise their rights, eligible stockholders must deliver a properly completed rights certificate to the subscription agent along with payment of the applicable subscription price in immediately available funds before 5:00 p.m. in New York, New York on                     , 2005.

Subscription price	$10.00 per share of Series A-2 preferred stock.

Expiration date and time	The rights expire at 5:00 p.m., New York City time, on , 2005, unless we extend the rights offering.

Reasons for the rights offering

We are offering the rights to raise capital and to allow eligible stockholders to maintain the approximate percentage ownership interest they held in Occam immediately prior to the first closing of the private placement of Series A-2 preferred stock in November 2003.

Non-transferability of rights	The rights are not transferable and may be exercised only by the stockholder of record on the record date.

Outstanding capital stock

As of                      2005, we had outstanding                      shares of common stock and                      shares of Series A-2 preferred stock. The outstanding shares of Series A-2 preferred stock were convertible into approximately          million shares of common stock. In addition, we also had outstanding options to acquire                      shares of common stock at a weighted-average exercise price of $             under our stock plans, warrants to acquire                      shares of common stock at a weighted-average exercise price of $            , and outstanding warrants to acquire 15,000 shares of Series A-2 preferred stock at an exercise price of $10.00 per share.

Shares outstanding after the rights offering

Assuming the exercise of all outstanding rights, we would have outstanding                      shares of Series A-2 preferred stock upon completion of the rights offering, convertible into approximately          million shares of common stock. Assuming no further issuances of common stock after the rights offering record date, we would have                      shares of outstanding voting stock if the rights offering were fully subscribed, treating all outstanding preferred stock on an “as-converted” basis in accordance with their applicable voting rights.

Terms of the Series A-2 convertible preferred stock

The rights of the holders of the common stock being offered by this prospectus are substantially affected by the rights and preferences of the Series A-2 preferred stock. No shares of Series A-2 preferred stock are being offered by this prospectus.

The following summary of the rights, preferences, and privileges of our Series A-2 preferred stock is qualified in its entirety by reference to the Certificate of Designations of Series A-2 Preferred Stock filed with the Secretary of State of the State of Delaware and as may be amended from time to time in accordance with Delaware law. A copy of this certificate, as currently in effect, is attached as Annex A to this prospectus.

Dividends

No dividends will accrue or be payable with respect to the Series A-2 preferred stock. We currently have no intention of paying any cash dividends on any of our capital stock, and we currently have no earnings or profits from which to pay any cash dividends. In the event we were to pay a dividend on our common stock (excluding certain dividends payable in shares of common stock), the holders of Series A-2 preferred stock would be entitled to receive at the same time an equivalent dividend based on the number of shares of common stock into which the Series A-2 preferred stock is then convertible.

Liquidation preference

In the event of any liquidation, dissolution, or winding up of Occam, holders of Series A-2 preferred stock will be entitled to receive an amount equal to 150% of the original purchase price of such Series

A-2 preferred stock before any distributions of Occam’s assets may be made to common stockholders. If the assets available for distribution to stockholders do not permit payment of the full Series A-2 preferred stock liquidation preference, the assets that are available for distribution would be distributed pro-rata among the holders of Series A-2 preferred stock based on the number of shares of Series A-2 preferred stock held by each such holder. As of April 22, 2005, the aggregate liquidation preference of the outstanding Series A-2 preferred stock totaled $53.4 million. If the rights offering is subscribed in full, the Series A-2 preferred stock liquidation preference will total $66.9 million.

After payment of the full Series A-2 preferred stock liquidation preference, holders of Series A-2 preferred stock will participate with common stockholders in connection with any additional distributions based on the number of shares of common stock into which each share of Series A-2 preferred stock is then convertible. Once the holders of Series A-2 preferred stock have received an amount equal to 300% of the original purchase price of the Series A-2 preferred stock, all additional distributions in excess of such amount will be made pro-rata among the common stockholders based on the number of shares of common stock held by each such holder. Based on outstanding shares as of April 22, 2005, the cap on Series A-2 preferred stock participation rights would imply that Series A-2 preferred stockholders will not receive any additional distributions as preferred stockholders after approximately $106.8 million has been distributed to such preferred stockholders. If the rights offering is fully subscribed, this cap would increase to approximately $133.8 million. If, in connection with any liquidation transaction, a preferred stockholder would receive a larger distribution by converting his or her shares to common stock, his or her preferred stock will be deemed to have been automatically converted for purposes of such transaction such that a Series A-2 preferred stockholder will always receive the maximum amount to which he or she would be entitled, regardless of whether he or she affirmatively elects to convert.

Treatment of mergers, acquisitions, and asset sales

For purposes of the liquidation preferences of the Series A-2 preferred stock, a reorganization, merger, consolidation, or acquisition involving Occam where our stockholders hold less than a majority of the outstanding voting securities of the surviving or successor corporation or its parent, or a sale of all or substantially all our assets, will be treated as a “liquidation, dissolution, or winding up” of Occam. As a result, distributions of merger or acquisition consideration, or the net proceeds available for stockholders after any such asset sale, would be made to Occam stockholders according to the liquidation provisions described above.

Holders of at least 66 2/3% of the outstanding shares of Series A-2 preferred stock may waive the treatment of any of the foregoing transactions as a “liquidation.” As previously noted, investment affiliates of Alta Partners, U.S. Venture Partners, New Enterprise

Associates, and Norwest Venture Partners presently control approximately 89.6% of the Series A-2 preferred stock and are expected to continue to control approximately 71.5% of the Series A-2 preferred stock if the rights offering is subscribed in full. As a result, they will be expected to control on a collective basis any such waiver decision.

Conversion rights

Each holder of Series A-2 preferred stock may elect to convert his or her shares into common stock at any time at the then-applicable conversion price and resulting conversion rate. Each share of Series A-2 preferred stock is presently convertible into approximately 90.9 shares of common stock based on the current conversion price of $0.11 per common share. Upon a conversion, the stockholder will forfeit all special rights, preferences, and privileges associated with the Series A-2 preferred stock and will be entitled only to the rights of a common stockholder holding the number of shares issued on such conversion.

Automatic conversion

All outstanding shares of Series A-2 preferred stock will convert into common stock at the then-applicable conversion rate upon the written election of 66 2/3% of the then-outstanding Series A-2 preferred stock. Investment funds affiliated with U.S. Venture Partners (USVP), New Enterprise Associates (NEA), and Norwest Venture Partners (Norwest), collectively holding approximately 66.38% of the outstanding Series A-2 preferred stock as of April 22, 2005, have agreed not to effect any such automatic conversion without the consent of Alta Partners (Alta). Alta, USVP, Norwest, and NEA collectively held approximately 89.6% of the Series A-2 preferred stock on April 22, 2005 and would be expected to hold collectively approximately 71.5% of the Series A-2 preferred stock if the rights offering were fully subscribed. As a result, these investment firms will collectively control any automatic conversion elections.

Anti-dilution protections

Subject to certain exceptions, the conversion price of the Series A-2 preferred stock will be adjusted downward, according to a “broad-based” weighted average formula, from the current conversion price of $0.11 (and the conversion rate will accordingly be adjusted upward from the current conversion rate of approximately 90.9 shares of common stock per Series A-2 preferred stock share) if Occam issues any additional equity securities at a common-equivalent price of less than $0.11 (the common-equivalent price at which the Series A-2 preferred stock has been issued).

No redemption rights	Holders of Series A-2 preferred stock are not entitled to require that Occam redeem any shares of Series A-2 preferred stock.

Voting rights

Except as otherwise required by law, holders of Series A-2 preferred stock will vote together as a single class with holders of common stock on all matters submitted to stockholders for vote, including the election of directors. Each share of Series A-2 preferred stock will be entitled to the number of shares of common stock into which it would have been convertible on the rights offering record date applicable to such vote. Each share of Series A-2 preferred stock presently represents approximately 90 votes.

Under applicable provisions of Delaware and California law, the Series A-2 preferred stock and common stock may be entitled to vote as separate classes on certain matters, notwithstanding the foregoing voting provisions. See “Description of Capital Stock,” beginning on page 42.

The Offering

Common stock offered by the selling stockholders	448,078,519 shares

Common stock offered by Occam	0 shares

Common stock outstanding after this offering	595,215,449

Use of proceeds

We will not receive any of the proceeds from the sale of the shares sold under this prospectus. All proceeds from the sale of the shares will be for the account of the selling stockholders. See “Selling Stockholders” and “Plan of Distribution.”

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in shares of our common stock.

Over-the-Counter (OTC) symbol	OCCM

The number of shares of common stock to be outstanding upon completion of this offering is based on 270,199,094 shares of common stock outstanding as of June 30, 2005, plus 325,016,355 shares issuable upon conversion of our outstanding Series A-2 preferred stock and excludes:

•	69,588,639 shares of common stock issuable upon exercise of options outstanding at a weighted average exercise price of $0.22 per share as of June 30, 2005;

•	4.8 million shares of common stock issuable upon exercise of warrants outstanding at a weighted average exercise price of $0.21 per share as of June 30, 2005;

•	a total of 11,381,175 shares of common stock available for future issuance under our various stock plans as of June 30, 2005, excluding the annual increases in the number of shares authorized under each of our stock plans; and

•	up to 81,818,182 shares issuable upon conversion of the shares of Series A-2 preferred stock being offered in connection with the rights offering.

RISK FACTORS

Before you invest in our securities, you should be aware that our business faces numerous financial and market risks, including those described below, as well as general economic and business risks. Our securities are speculative, and you should not make an investment in Occam unless you can afford to bear the loss of your entire investment. The following discussion provides information concerning the material risks and uncertainties that we have identified and believe may adversely affect our business, our financial condition and ability to continue as a going concern, and our results of operations. Before you decide whether to invest in our securities, you should carefully consider these risks and uncertainties, together with all of the other information included in or incorporated by reference into this prospectus. The risks and uncertainties identified below are not the only risks and uncertainties we face. If any of the material risks or uncertainties that we face were to occur, you could lose part or all of your investment.

To date, sales of our BLC 6000 system products have been limited and greater demand may not develop in the future.

Currently we have limited number of customers for our BLC 6000 product line. We cannot be certain that there will be a demand for our products or that the demand will grow. Demand for our products will depend in part on the continued growth of data traffic volume and our prospective customers’ need to expand the capacity of existing local distribution networks. We do not know if the volume of data traffic or the requirement for increased bandwidth in existing local distribution networks will continue to grow, or that the growth will create a demand for our products. It is difficult to predict how the market for our products will develop and at what rate it will grow, if at all. During 2004, we experienced higher than expected product repairs relating to our products. Addressing these matters had an adverse effect on our operating margins and increased use of cash in each of the first three quarters of 2004. Management believes these issues have been resolved but if they have not, they would continue to have an adverse effect on revenues and would impair our financial condition.

We have recently announced a strategic alliance with Tellabs, Inc. under which we granted to Tellabs subsidiaries exclusive rights for a limited period to sell certain of our BLC products to identified customers, including three of the four regional Bell operating companies in the United States, five independent operating companies in the United States, and certain regional telecommunication service providers in Canada. We cannot predict what effect, if any, the alliance with Tellabs will have on our revenues in future periods. In particular, we cannot predict whether granting exclusive rights to Tellabs with respect to the identified customers will improve our ability to access and sell into larger telecommunication companies.

We have a history of losses, and as a result, we may not be able to generate sufficient net revenue in the future to achieve or sustain profitability.

We have incurred significant losses since inception and expect that we will experience net losses and negative cash flow for the foreseeable future. As of June 30, 2005, we had an accumulated deficit of approximately $106.3 million. We expect our net revenue to be unpredictable in the near future. Accordingly, there can be no assurances that we will ever generate sufficient net revenue to achieve or sustain profitability.

We have large fixed expenses and will continue to incur significant expenses for research and development, sales and marketing, customer support and general and administrative expenses. Given the rate at which competition in the telecommunications equipment industry is intensifying, we may be unable to adequately control our costs and expenses or achieve or maintain adequate operating margins. As a result, our ability to achieve and sustain profitability will depend on our ability to generate and sustain substantially higher revenue while maintaining reasonable cost and expense levels.

Our financial statements have been prepared on the assumption that we will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The independent registered public accounting firms’ report on our financial statements as of and for the fiscal year ended December 31, 2004 included an explanatory paragraph which states that since inception we have incurred net operating losses and negative cash flows, that raise substantial doubt about our ability to continue as a going concern.

We may be unable to raise additional capital to fund our future operations, and any future financings could result in substantial dilution to existing stockholders.

We continue to operate at a loss and may require further infusion of cash. In particular, our cash requirements were higher in 2004 than previously anticipated because we were required to spend increased amounts to address product warranty and repair issues. From November 2003 through June 2005, we raised $35 million through the issuance of Series A-2 preferred stock and $3 million under a secured loan facility. In addition, we have announced our intention to conduct a rights offering of Series A-2 preferred stock in which we would offer holders of our common stock the opportunity to purchase shares of Series A-2 preferred stock. Our announcement of an intended rights offering does not constitute an offer of any securities for sale and is subject to the filing of a registration statement with the Securities and Exchange Commission and the SEC’s declaring the registration statement to be effective. However, there is no guarantee that we will be able to raise additional equity or debt funding when or if it is required. The terms of any financing, if available, could be unfavorable to Occam and our stockholders and could result in substantial dilution to the equity and voting interests of our stockholders. For example, holders of our common stock have experienced substantial dilution as a result of the issuance of the Series A-2 preferred stock, which is entitled to rights and preferences that are senior to the common stock, including a liquidation preference equal to 150% of the original purchase price and the right to participate up to certain caps with the common stockholders in distributions in excess of 150%. In connection with obtaining the $3 million secured loan facility, we were required to give the lender a lien in substantially all of our assets. Any failure to obtain financing when and as required will have an adverse and material effect on our business, financial condition and results of operations.

Because our markets are highly competitive and dominated by large, well financed participants, we may be unable to compete effectively.

Competition in the communications networking equipment market is intense and we expect competition to increase. The market for networking equipment is dominated primarily by manufacturers of legacy digital loop carrier equipment, such as Nortel Networks Corporation, Lucent Technologies Inc., Alcatel SA, and Tellabs Inc. A number of emerging companies have developed or are developing products that may compete with our products. Many of our competitors and potential competitors have substantially greater name recognition and technical, financial and marketing resources than us. As a result, they may also have a substantial advantage over us in developing or acquiring new products and technologies and in creating market awareness for those products, services and technologies. Further, many of our competitors have built long-standing relationships with some of our potential customers, have the ability to provide financing to them and may, therefore, have an inherent advantage in selling network equipment products to these customers. We expect our competitors to continue to improve the performance of their current products and to introduce new products, services and technologies. To be competitive, we must continue to invest significant resources in research and development, sales, marketing and customer support. We may not have sufficient resources to make these investments, make the technological advances necessary to be competitive, or be able to effectively sell our products to carriers who have prior relationships with our competitors.

If we cannot compete successfully against our competitors, we could face:

■	significant reductions in demand for any of our products;

■	delays or cancellations of future customer orders;

■	reductions of the prices on any of our products; or

■	increases in our expenses,

which would have a material adverse effect on our business and our financial condition.

If our products contain undetected software or hardware errors, we could incur significant unexpected expenses and lost sales.

Our products have only recently been widely deployed. As a result, we cannot be sure that our products do not contain significant software or hardware errors that could only be detected when deployed in live networks that generate high amounts of voice and/or data traffic. Our customers may discover errors or defects in our products after broad deployment and as the customers’ networks expand and are modified. Any defects or errors in our products discovered in the future, or failures of our customers’ networks, whether caused by our products or those of another vendor, could result in loss of or delay in revenue, loss of market share and negative publicity regarding our products. Any of these occurrences could have a material adverse effect on our business, results of operations and financial condition. During fiscal 2004, we experienced unanticipated product performance issues, and our costs associated with resolving those issues had an adverse effect on our results of operations for fiscal 2004.

If we fail to enhance our existing products or develop and introduce new products that meet changing customer requirements and technological advances, our ability to sell our products would be materially and adversely affected.

Rapid technological advances, evolving industry standards, and recurring changes in end user requirements characterize the markets we face for our products. In addition, these markets involve frequent new product introductions and changes in voice and data service offerings by service providers. Our future success will depend significantly on our ability to anticipate or adapt to such changes and to offer, on a timely and cost effective basis, products that meet changing customer demands and industry standards. The timely development of new or enhanced products is a complex and uncertain process, and we may not have sufficient resources to successfully and accurately anticipate technological and market trends, or to successfully manage long development cycles. We may also experience design, manufacturing, marketing and other difficulties that could delay or prevent product development, introduction or marketing of new products and enhancements. The introduction of new or enhanced products also requires that we manage the transition from older products to these new or enhanced products in order to minimize disruption in customer ordering patterns and ensure that adequate supplies of new products are available for delivery to meet anticipated customer demand. We may also be required to collaborate with third parties to develop products and may not be able to do so in the future on a timely and cost-effective basis, if at all. Further, we may change or delay our product road map, which may adversely impact or delay new or improved product advances. If we are not able to develop new products or enhancements to our existing products on a timely and cost-effective basis, or if our new products or enhancements fail to achieve market acceptance, our business, financial condition and results of operations would be materially and adversely affected.

We may invest a significant amount of our resources to develop, market and sell our products and may not realize any return on this investment.

We may invest a significant amount of our resources to develop market and sell our products. If our products do not quickly achieve market acceptance, they may become obsolete before enough revenue has been generated from the sales of these products to realize a sufficient return on investment. Furthermore, the rapidly changing technological environment in which we operate can require the frequent introduction of new products, resulting in short product lifecycles. In addition, we may need to write-down inventories to reduced values or write-off excess and obsolete inventory. If we incur substantial development, sales, marketing and inventory expenses that we are unable to recover, and are unable to compensate for such expenses, our business, financial condition and results of operations could be materially and adversely affected.

We operate in a market that has experienced a prolonged economic slowdown, which will make it difficult or impossible to predict the future results of our operations.

The current market for telecommunications equipment is characterized by continued uncertainty in the spending patterns of our current and prospective customers. In addition, we cannot predict whether there will be a market for our products in the future. As a result, our revenues and the market for our products may not be sufficient to support our ongoing operations in the foreseeable future.

The long sales and implementation cycles for our products may cause our revenue and operating results to vary significantly.

A customer’s decision to purchase our products often requires a significant commitment of resources from the customer and usually involves a lengthy product evaluation and qualification process prior to any firm purchase commitment. As a result, we may incur substantial sales and marketing expenses and expend significant management effort without any guarantee of a sale. In addition, our sales cycles may be lengthy, the length of which will vary depending on the type of customer to whom we are selling. As a result of the above factors, our quarterly revenue and operating results may vary significantly.

Our customers may sporadically place large orders with short lead times, which may cause our quarterly revenue and operating results to vary significantly.

Our current and prospective customers often deploy their networks in large increments and on a sporadic basis. Accordingly, we may receive purchase orders for significant dollar amounts on an irregular basis. These orders may have short lead times. As a result, we may not have sufficient inventory to fulfill these orders and may incur significant costs in attempting to expedite and fulfill these orders. The foregoing may also cause our quarterly revenue and operating results to vary significantly and unexpectedly.

We may fail to meet our revenue targets or experience significant quarterly revenue fluctuations if we fail to maintain and manage a consistent order backlog or if we experience product shipment delays.

We do not expect our order backlog to be significant at the beginning of each quarter for the foreseeable future. Accordingly, in order to achieve our revenue objectives, we will need to obtain additional orders in each quarter for shipment in that quarter. In addition, due in part to factors such as the timing of product release dates, purchase orders and product availability, we may experience delays in our ability to ship our products. We may incur additional costs and expenses if we allow customers to cancel orders within negotiated time frames or delay scheduled delivery dates without significant penalty. If we fail to ship products by the end of a quarter, our operating results would be materially and adversely affected for that quarter.

Our prospective customers may have financial constraints, which may limit their ability to purchase new products.

Telecommunications service providers make considerable capital expenditures to expand their networks and to purchase, install and maintain their equipment. If some of these service providers are unable to secure financing for these expenditures, they may not have the funds necessary to purchase our products. Budgetary constraints or economic cycles may also impact when or if a prospective customer will purchase our products. Our customers may also include smaller companies that could experience cash flow problems, resulting in our being unable to collect amounts due.

If we fail to accurately predict our manufacturing requirements, we could incur additional costs or experience manufacturing delays.

Lead times for the materials and components that we order from our contract manufacturers will vary significantly and depend on numerous factors, including the specific supplier, contract terms and demand for a component at a given time. If we overestimate our component requirements, our contract manufacturers may purchase excess inventory. If the contract manufacturers purchase excess inventory that is unique to our products, we could be required to pay for these excess parts and recognize related inventory write-down costs. If we underestimate our component requirements, our contract manufacturers may have an inadequate inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenue.

Furthermore, we do not have a long-term supply contract with our primary contract manufacturers. Consequently, these manufacturers will not be obligated to supply products to us for any specific period, in any specific quantity or at any certain price, except as may be provided in a particular purchase order. As a result, we will not be able to guarantee that our contract manufacturers will be able to provide enough products to meet our requirements at a commercially reasonable price. If the components we require are not unique to our products, and such components are in high demand, we cannot guarantee that our contract manufacturers will be able to fulfill our demand. As a result, we may experience shortages of certain components from time to time, which could delay the manufacturing of our products and recognition of revenue and could impair our relationships with customers. A number of components for our products are available from sole or limited sources, as described below.

Because we depend upon a small number of outside contractors to manufacture our products, our operations could be delayed or interrupted if we encounter problems with any of these contractors.

We do not have internal manufacturing capabilities, and rely upon a small number of outside contractors to build our products. This reliance involves a number of risks, including the possible absence of adequate capacity and reduced control over component availability, delivery schedules, manufacturing yields and costs. If any of our current or previous manufacturers are unable or unwilling to continue manufacturing our products in required volumes and at high quality levels, we will have to identify, qualify and select acceptable alternative manufacturers. It is possible that an alternate source may not be available to us when needed or may not be in a position to satisfy our production requirements at commercially reasonable prices and quality. Any significant interruption in manufacturing would require us to reduce our supply of products to our customers, which in turn could have a material adverse effect on our customer relations, business, financial condition and results of operations.

We depend on sole source and limited source suppliers for key components, and if we are unable to buy these components on a timely basis, we will not be able to deliver our products to our customers.

We depend on sole source and limited source suppliers for key components of our products. Any of the sole source suppliers upon which we rely could stop producing the components, cease operations entirely, or be acquired by, or enter into exclusive arrangements with, our competitors. As a result, these sole source suppliers may stop selling their products or components to us at commercially reasonable prices, if at all. Any such interruption or delay and the inability to obtain these components from alternate sources at acceptable prices and within a reasonable amount of time would adversely affect our ability to meet scheduled product deliveries to our customers and would materially adversely affect our business, results of operations and financial condition. Primarily these parts are semiconductor components. While parts from another vendor could replace any of these components, we would be required to redesign the board and it would cost both time and money, including increased development expense and lost revenues.

If the development and adoption of relevant industry standards do not occur on a timely basis, our products may not achieve market acceptance.

Our ability to achieve market acceptance for our products will depend in part on the timing and adoption of industry standards for new technologies in our relevant markets. Many technological developments occur prior to the adoption of relevant industry standards. The absence of an industry standard related to a specific technology may prevent widespread market acceptance of products using that technology. The existence of multiple competing standards may also retard or delay the development of a broad market for our products. We may develop products that use new technologies prior to the adoption of industry standards related to these technologies. Consequently, our products may not comply with eventual industry standards, which could hurt our ability to sell our products and also require us to quickly design and manufacture new products that meet such standards. Even after industry standards are adopted, the future success of our products depends upon widespread market acceptance of our underlying technologies.

Our customers are subject to government regulation, and changes in current or future laws or regulations that negatively impact our customers could harm our business.

The jurisdiction of the Federal Communications Commission (the “FCC”) extends to the entire communications industry, including our customers. Future FCC regulations affecting the broadband access industry, our customers, or the service offerings of these customers, may harm our business. For example, FCC regulatory policies affecting the availability of data and Internet services may impede the penetration of our customers into certain markets or affect the prices that may be charged in such markets. In addition, international regulatory bodies are beginning to adopt standards and regulations for the broadband access industry. These domestic and foreign standards, laws and regulations address various aspects of Internet, telephony and broadband use, including issues relating to liability for information retrieved from or transmitted over the Internet, online context regulation, user privacy, taxation, consumer protection, security of data, access by law enforcement, tariffs, as well as intellectual property ownership, obscenity and libel. Changes in laws, standards and/or regulations, or judgments in favor of plaintiffs in lawsuits against service providers, e-commerce and other Internet companies, could adversely affect the development of e-commerce and other uses of the Internet. This, in turn, could directly or indirectly materially adversely impact the broadband telecommunications and data industry in which our customers operate. To the extent our customers are adversely affected by laws or regulations regarding their business, products or service offerings, this could result in a material and adverse effect on our business, financial condition and results of operations.

If we fail to comply with regulations and evolving industry standards, sales of our existing and future products could be adversely affected.

Failure of our products to comply, or delays in compliance, with the various existing, anticipated, and evolving industry regulations and standards could adversely affect sales of our existing and future products. While we believe that our products comply with all current governmental laws, regulations and standards, we may be unable to continue to design our products to comply with all necessary requirements in the future. In addition, our key competitors may establish proprietary standards, which may not be made available to us. As a result, our products may not be interoperable with our customers’ networks if these networks incorporate technology based on proprietary standards. Furthermore, many of our potential customers will require that our products be designed to interface with such customers’ existing networks, each of which may have different specifications, utilize multiple protocol standards and contain multiple generations of products from different vendors. If our products cannot operate in such an environment, they may not achieve market acceptance and our ability to generate revenue would be seriously impaired.

Inability to protect our intellectual property could adversely affect our ability to compete.

We depend on our proprietary technology for our success and ability to compete successfully in our market. We currently hold thirteen issued patents and have several patent applications pending. We will rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. Existing patent, copyright, trademark and trade secret laws will afford us only limited protection. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent, as do the laws of the United States. We cannot assure investors that any pending patent applications will actually result in issued patents, and issued patents could prove unenforceable. Any infringement of our proprietary rights could result in significant litigation costs. Further, any failure by us to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenue.

Despite our efforts to protect our proprietary rights, attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, we may be unable to protect our proprietary rights against unauthorized third party copying or use. Furthermore, policing the unauthorized use of our products would be difficult for us. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition and operating results.

If necessary licenses of third party technology are not available to us, or are prohibitively expensive, we may be unable to develop new products or product enhancements, which would seriously impair our ability to compete effectively.

Periodically, we may be required to license technology from third parties to develop new products or product enhancements. These third-party licenses may be unavailable to us on commercially reasonable terms, if at all. Our inability to obtain necessary third-party licenses may force us to obtain substitute technology of lower quality or performance standards or at greater cost, any of which could seriously harm the competitiveness of our products and which would result in a material and adverse effect on our business, financial condition and results of operations.

We could become subject to litigation regarding intellectual property rights that could seriously harm our business.

We may be subject to intellectual property infringement claims that are costly to defend and could limit our ability to use some technologies in the future. Our industry is characterized by frequent intellectual property litigation based on allegations of infringement of intellectual property rights. From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies or rights that are important to our business. In addition, in our agreements, we may agree to indemnify our customers for any expenses or liabilities resulting from claimed infringements of patents, trademarks or copyrights of third parties. Any claims asserting that our products infringe or may infringe on proprietary rights of third parties, with or without merit, could be time-consuming, resulting in costly litigation and diverting the efforts of technical and management personnel. These claims could also result in product shipment delays or require us to modify our products or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available to us on acceptable terms, if at all.

If we are unable to retain and hire qualified personnel, we may not be able to successfully achieve our objectives.

Our success depends upon the continued service of some executive officers and other key personnel and our ability to hire additional key personnel in the future. The loss of the services of any key management personnel, or key sales personnel and engineers, could materially adversely affect our business, financial condition and results of operations.

If we become subject to unfair hiring claims, we could incur substantial defense costs.

Companies in the telecommunications equipment industry whose employees and former employees accept positions with competitors frequently claim that such competitors have engaged in unfair hiring practices. For example, we have received claims of this kind in the past, and may receive claims of this kind in the future. Those claims may result in material litigation costs. We could incur substantial costs in defending ourselves against these claims, regardless of their merits, which would have a material and adverse effect on our business, financial condition and results of operations.

Our business could be shut down or severely impacted if a natural disaster or other unforeseen catastrophe occurs.

Our business and operations depend on the extent to which our facilities and products are protected against damage from fire, earthquakes, power loss, and similar events. Despite precautions we have taken, a natural disaster or other unanticipated problem could, among other things, hinder our research and development efforts, delay the shipment of our products and affect our ability to receive and fulfill orders. For example, because the final assembly and assembled product testing of our product line is performed in one location, any fire or other disaster at this location would have a material adverse effect on our business, results of operations and financial condition. While we believe that our insurance coverage is comparable to those of similar companies in our industry, it does not cover all natural disasters, in particular, earthquakes or floods.

Our common stock is currently traded on the over the counter market, and the liquidity of our stock may be seriously limited.

Our common stock is currently traded on the over the counter market (“OTC”). Trading on the OTC Bulletin Board may adversely impact our stock price and liquidity, and the ability of our stockholders to purchase and sell our shares in an orderly manner. In particular, limited trading volumes and liquidity may mean that stockholders are unable to purchase or sell our common stock in the amounts and at the times they wish. Trading volume in our common stock tends to be modest relative to our total outstanding shares, and the price of our common stock may fluctuate substantially (particularly in percentage terms) without regard to news about Occam or general trends in the stock market.

We face certain litigation risks that could harm our business.

We are currently named as a defendant in a securities class action lawsuit. We believe this lawsuit will be settled with no expense to Occam. For additional information regarding our current litigation, see “Business—Litigation” in this prospectus.

If the integration of Ethernet and Internet Protocol into the local access networks does not develop or is delayed, our results of operations and financial condition could be materially affected.

Our strategy includes developing products for the local access network, or local loop, that incorporate Ethernet and Internet Protocol technology. If these technologies are not widely adopted by telecommunications carriers operating in the local loop, demand for our products based on Ethernet and Internet protocol may never develop. As a result, we may be unable to recoup our expenses related to the development of these products and our results of operations would be harmed.

If our revenue and operating results fall below analysts’ and investors’ expectations, our stock price may decline below its current price and may not recover from such decline.

Our quarterly operating results have fluctuated in the past, and future operating results are likely to fluctuate significantly due to a variety of factors, many of which are outside of our control. If our quarterly or annual operating results do not meet the expectations of investors and securities analysts, the trading price of our common stock could significantly decline.

Our executive officers, directors and their affiliates hold a large percentage of our stock and their interests may differ from other stockholders.

As of June 30, 2005, our executive officers, directors and their affiliates beneficially owned, in the aggregate, in excess of a majority of our common stock and approximately 57.2% of our Series A-2 preferred stock. As of June 30, 2005, investment funds affiliated with U.S. Venture Partners and Norwest Venture Partners collectively control approximately 52.1% of our outstanding voting stock (including 45.7% of our common stock and 57.2% of our Series A-2 preferred stock). A representative of each of these funds is a director of Occam. These stockholders will be expected to have significant influence over most matters requiring approval by stockholders, including the election of directors, any amendments to our certificate of incorporation, and significant corporate transactions. In addition, Alta partners, a venture capital investment firm that, as of June 30, 2005, controlled 23.1% of the outstanding Series A-2 preferred stock, has a contractual right at any time to designate a director to serve on our board.

The Series A-2 private placement and anticipated rights offering may jeopardize Occam’s ability to use some or all of its net operating loss carryforwards.

As of June 30, 2005, Occam had incurred significant losses in the United States and had net operating loss (NOL) carryforwards of approximately $221.7 million (for federal tax purposes) and $147.4 million (for state tax purposes) to offset future federal and state taxable income, if any. Occam’s federal and state NOL carryforwards expire through 2025 and 2015, respectively. Occam’s ability to utilize its NOL carryforwards may be subject to significant limitations under Section 382 of the Internal Revenue Code if Occam has undergone or will undergo an ownership change. An ownership change would occur if, among other things, stockholders who own or have owned, directly or indirectly, 5% or more of Occam’s common stock or are otherwise treated as 5% stockholders under Section 382 and the regulations promulgated there under increase their aggregate percentage ownership of Occam’s common stock by more than 50% over the lowest percentage of the stock owned by these stockholders at any time during the testing period, which is generally the three-year period preceding the potential ownership change. In the event of an ownership change, Section 382 imposes an annual limitation on the amount of taxable income a corporation may offset with NOL carryforwards. Any unused annual limitation may be carried over to later years until the applicable expiration date for the respective NOL carryforwards.

It is possible that our private placements and the anticipated rights offering of Series A-2 preferred stock could trigger an ownership change for purposes of Section 382 of the Internal Revenue Code, which would limit Occam’s ability to use any U.S. federal and state NOL carryforwards as described above and could result in a write-down of those assets on Occam’s consolidated balance sheet and a charge against earnings. Even if the private placement and the rights offering do not trigger an ownership change, they will increase the likelihood that Occam may undergo an ownership change for purposes of Section 382 in the future.

The sale of a substantial number of shares of common stock could cause the market price of Occam’s common stock to decline.

Sales of a substantial number of shares of Occam’s common stock in the public market could adversely affect the market price of Occam’s common stock. The market price of Occam’s common stock could also decline if one or more of its significant stockholders decided for any reason to sell substantial amounts of its common stock in the public market. Occam is contractually obligated to register shares of common stock underlying Series A-2 preferred stock issued as part of the recent private placement financing transactions.

As of June 30, 2005, Occam had 270 million shares of common stock outstanding. Substantially all of these shares are freely tradable in the public market, either without restriction or subject, in some cases, only to S-3/S-1 or S-8 prospectus delivery requirements, and, in some cases, only to manner of sale, volume, and notice requirements of Rule 144 under the Securities Act of 1933, as amended.

As of June 30, 2005, Occam had 3.6 million shares of Series A-2 preferred stock outstanding that are convertible into 323.7 million shares of common stock at a conversion price of approximately $0.11 per share. If the share price of the common stock exceeds $0.11 per share, the holders of Series A-2 preferred stock may decide to convert some or all of their Series A-2 preferred stock into common stock, and such common stock would be tradable in the public market, subject to our satisfying obligations to register these shares for resale, the SEC’s declaring the registration statement effective, and S-1 prospectus delivery requirements.

As of June 30, 2005, Occam had 69.6 million shares subject to outstanding options under Occam’s stock option plans, and 11.4 million shares were available for future issuance under the plans. Occam has registered the shares of common stock subject to outstanding options and reserved for issuance under Occam’s stock option plans. Accordingly, shares underlying vested options will be eligible for resale in the public market as soon as the options are exercised.

As of June 30, 2005, Occam had warrants outstanding to purchase a total of 15,000 shares of Occam’s Series A-2 preferred stock, convertible into approximately 1.4 million shares of its common stock and outstanding warrants to purchase 3.4 million shares of its common stock.

Under regulations required by the Sarbanes-Oxley Act of 2002, a qualified or adverse opinion on our internal controls could be issued by our auditors, and this could have a negative impact on our stock price.

We must comply with the rules promulgated under Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our fiscal year ending December 31, 2006. Section 404 requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments.

In connection with the review of our internal controls, our management and independent auditors have observed control deficiencies relating to (i) documentation, assessment, and testing of key controls over financial processes, including revenue recognition; (ii) limitations in financial staffing, with related inadequacies in segregation of duties; (ii) processes for preparation and review of SEC filings, press releases and review of financial schedules; and (iii) documentation and review of the basis of, support for, and considerations surrounding significant accounting estimates. Because Section 404 does not currently apply to us, we have not determined whether any of the control deficiencies identified above constitute a “material weakness” or “significant deficiency” (as defined by the relevant accounting standards) although it is likely that one or more would.

To address these control deficiencies, we have implemented certain remedial actions, including engaging an outside consultant to make recommendations and assist in the remedial process and increasing the staffing of our finance department. We continue to evaluate the status of our internal controls and to take additional actions that are necessary to resolve the control deficiencies identified above.

While we are expending significant resources in developing the necessary documentation and testing procedures required by Section 404, we cannot be certain that the actions we are taking to improve our internal controls over financial reporting will be sufficient or that we will be able to implement our planned processes and procedures in a timely manner. If we do not complete our compliance activities under Section 404 or the processes and procedures that we implement for our internal controls over financial reporting are inadequate, our independent auditors may either issue a qualified opinion on the effectiveness of our internal controls or disclaim an opinion altogether as it relates to our internal controls or this could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements, which could cause the market price of our common stock to decline and such a reaction could also make it more difficult for us to finance our operations.

Additional risks relating to the Series A-2 preferred stock

Holders of Series A-2 preferred stock may not be able to sell their preferred stock because no current market for the preferred stock exists, and such a market may not develop.

There is no established trading market for the preferred stock, and we do not currently intend to list the preferred stock on any securities exchange or qualify it for quotation on any automated quotation service. No active market for the preferred stock may develop, and in the event a market does develop, it may not be liquid. We do not expect the preferred stock to be eligible for clearance and settlement through any depository institution, which will require that investors hold their Series A-2 preferred stock in the form of a physical stock certificate. Given the foregoing, Series A-2 holders may not be able to sell their shares of Series A-2 preferred stock at the times or on terms that they wish. In the event Series A-2 holders must sell their stock, they may be required to convert their shares into common stock prior to any sale. The market for our common stock is thinly traded and relatively illiquid, as previously described, and prices may be volatile without regard to new information about Occam or market trends in general. By converting into common stock, Series A-2 holders will forfeit all rights of a preferred stockholder. In addition, the time required to complete the conversion and receive marketable certificates representing our common stock may take several days or weeks, and the price of our common stock may decline substantially between the date of conversion and the first day they are able to sell or trade the common stock issued on conversion. Nevertheless, an election to convert will be irrevocable, and Series A-2 holders will no longer be entitled to any rights associated with the Series A-2 preferred stock, including the liquidation preference and anti-dilution protections. Loss of certificates representing Series A-2 preferred stock will require that the stockholder post a bond to indemnify Occam against any liability associated with the loss of the physical certificate.

Because of the liquidation preference of the Series A-2 preferred stock, holders of common stock may receive less consideration, if any, in connection with future acquisitions or liquidations of Occam than a holder of shares of Series A-2 preferred stock that are convertible into the same number of shares of common stock.

The Series A-2 preferred stock is entitled to a liquidation preference equal to 150% of the original purchase price of the Series A-2 preferred. Each share of outstanding Series A-2 preferred stock has been sold for $10, and each share to be sold, if any, in our anticipated rights offering will be sold at the same price per share. In connection with a liquidation or dissolution of Occam, which includes acquisitions of Occam or sales of all or substantially all of our assets, holders of Series A-2 preferred stock will be entitled to receive $15 for each share of Series A-2 preferred stock they hold before any payments may be made to holders of common stock. If the proceeds, consideration, or assets, as the case may require, available for distribution to stockholders are not sufficient to pay the full $15 liquidation preference per Series A-2 share, the available proceeds, consideration, or assets will be distributed on a pro-rata basis among holders of Series A-2 preferred stock, and holders of common stock will receive nothing. In addition, after the liquidation preference has been paid, holders of Series A-2 preferred stock will participate on a share-for-share “as-converted” basis with holders of common stock in any additional distributions or payments, until such time as the holders of Series A-2 preferred stock have received 300% of their original purchase price or $30 per share. As a result of the Series A-2 liquidation preference and participation right, a holder of shares of Series A-2 preferred stock may receive a substantially larger distribution or payment than a holder of the same number of shares of common stock into which such holder’s Series A-2 preferred stock is convertible. In addition, the Series A-2 stockholder may receive a distribution in circumstances where the common stockholder receives nothing.

Based on outstanding shares as of April 22, 2005, the Series A-2 preferred stock is entitled to receive approximately $53.4 million in liquidation proceeds before any payments may be made to holders of our common stock. In the event the rights offering were fully subscribed, Series A-2 preferred stockholders would be entitled to receive liquidation proceeds of approximately $66.9 million before any payments could be made to common stockholders. In both circumstances, after payment of the base liquidation preference, the Series A-2 preferred stock would participate in distributions to common stockholders based on the number of shares of common stock then issuable upon conversion of Series A-2 preferred stock. Preferred stockholders would participate in distributions with common stockholders up to an aggregate distribution of approximately $106.8 million based on outstanding shares as of April 22, 2005, increasing to $133.8 million if the rights offering were fully subscribed. In the event the amount to be distributed to stockholders is sufficiently large that Series A-2 preferred stockholders would receive a larger distribution by converting into common stock, the Series A-2 preferred stock will be deemed for purposes of such distribution to have so converted such that holders of Series

A-2 preferred stock will always receive the maximum amount to which they would be entitled without having to make any affirmative election to convert.

For a summary analysis of the effect of the Series A-2 liquidation preference and the right of Series A-2 stockholders to participate with common stockholders in distributions after payment of the liquidation preference, we encourage you to review the information under the caption “Description of the Series A-2 Convertible Preferred Stock,” beginning on page 33 and in particular, the information under the headings “—Liquidation Preference” on page 33; “— Treatment of mergers, acquisitions and asset sales” on page 33, and “Economic effect of Series A-2 liquidation preference and rights offering participation on common stockholders” on page 34.

Members of our board of directors and their affiliated venture capital investment firms maintain voting control over our Series A-2 preferred stock and will continue to maintain voting control even if our anticipated rights offering is fully subscribed.

Individuals and investment firms who are affiliated with Occam will be expected to control voting on matters submitted for approval by holders of Series A-2 preferred stock. In particular, these affiliated individuals and investment firms may determine whether to effect an automatic conversion of all outstanding Series A-2 preferred stock, including shares issued in the rights offering, and whether to waive the treatment of a particular transaction as a “liquidation” for purposes of the liquidation rights of the Series A-2 preferred stock. Moreover, in the event of any proposed amendment to the terms of the Series A-2 preferred stock, these affiliated individuals and investment firms will hold the requisite percentage votes required under applicable law to effect amendments.

As of April 22, 2005, investment funds affiliated with U.S. Venture Partners and Norwest Venture Partners controlled approximately 57.4% of the currently outstanding Series A-2 preferred stock. A representative of each of these firms is a member of our board of directors. In addition, as of April 22, 2005, investment funds affiliated with Alta Partners controlled an additional 23.2% of the outstanding Series A-2 preferred stock, and Alta is the holder of a contractual right to designate, at its election, a representative to serve as a member of our board. Even if the rights offering were fully subscribed, the funds currently represented on our board of directors would control approximately 45.8% of our Series A-2 preferred stock and, including Alta, approximately 67.2% of our Series A-2 preferred stock.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares sold under this prospectus, although we may receive up to approximately $150,000 upon exercise of the warrants issued to Hercules Technology Growth Capital. Any proceeds we receive from the exercise of the Hercules warrant would be used for general corporate/working capital purposes. All proceeds from the sale of the shares will be for the account of the selling stockholders. See “Selling Stockholders” and “Plan of Distribution.”

PRICE RANGE OF OUR COMMON STOCK

Our common stock traded on The Nasdaq National Market under the symbol “ACCL” from June 2000 through May 2002 when we merged with Occam Networks Inc. and adopted the Occam name. Our common stock traded under the symbol “OCCM” from the merger date through the time of its delisting from The Nasdaq National Market on July 24, 2002. Since July 25, 2002, our common stock has traded over-the-counter on the OTC Bulletin Board under the symbol “OCCM.” The following table presents, for the periods indicated, the high and low closing sale price of our common stock as reported by the Nasdaq National Market through July 24, 2002 and the high and low last sale price of our common stock as reported by the OTC Bulletin Board for periods since July 24, 2002:

	High	Low
Fiscal year ended December 31, 2005:
Third Quarter (through September 22, 2005)	$0.38	$0.23
Second Quarter	$0.44	$0.20
First Quarter	$0.26	$0.08

Fiscal year ended December 31, 2004:
Fourth Quarter	$0.12	$0.08
Third Quarter	$0.12	$0.08
Second Quarter	$0.16	$0.10
First Quarter	$0.23	$0.10

Fiscal year ended December 31, 2003:
Fourth Quarter	$0.25	$0.10
Third Quarter	$0.31	$0.10
Second Quarter	$0.31	$0.05
First Quarter	$0.08	$0.05

On September 22, 2005, the last reported sales price of our common stock on the OTC Bulletin Board was $0.28, and there were approximately 306 holders of record of our common stock on June 30, 2005.

DIVIDEND POLICY

We have not paid any cash dividends on our common stock or preferred stock in the past and do not anticipate paying any cash dividends on our common stock or Series A-2 preferred stock at any time in the foreseeable future. To date, we have not been profitable in any quarterly or annual fiscal period. Any future determination to pay dividends on our common stock or preferred stock will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant. In addition, our current financing arrangements effectively prohibit us from paying cash dividends on our capital stock for the foreseeable future.

DETERMINATION OF OFFERING PRICE

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices.

CAPITALIZATION

The following table sets forth on an unaudited basis our cash and cash equivalents and capitalization as of June 30, 2005. The as adjusted data gives effect to the completion of the rights offering assuming various levels of participation, after deducting estimated offering expenses of approximately $450,000. The capitalization information set forth in the table below is qualified by the more detailed financial statements and notes thereto appearing elsewhere in this prospectus and should be read in conjunction with the financial statements and notes.

	As of June 30, 2005
		As adjusted
	Actual	Assuming 20% Participation	Assuming 40% Participation	Assuming 60% Participation	Assuming 80% Participation	Assuming 100% Participation
	(in thousands, except share and per share data)
Cash and cash equivalents	$11,734	$13,084	$14,884	$16,684	$18,484	$20,284

Capital lease obligations and notes payable, current portion	1,282	1,282	1,282	1,282	1,282	1,282

Series A-2 convertible preferred stock, par value $0.001 per share, authorized – 3,250,000 shares; 2,224,000 shares issued and outstanding at June 30, 2005; 3,560,180; 3,740,180; 3,920,180; 4,100,180; 4,280,180 and 4,460,180 shares issued and outstanding on an as adjusted basis, respectively	34,869	36,669	38,469	40,269	42,069	43,869

A-2 Warrants	73	73	73	73	73	73

Stockholders’ equity (deficit):

Common stock, $0.001 par value, 950 million shares authorized; 270 million shares issued and outstanding at June 30, 2005, actual and as adjusted	270	270	270	270	270	270
Additional paid-in capital	87,355	87,355	87,355	87,355	87,355	87,355
Warrants	559	559	559	559	559	559
Deferred stock-based compensation	(295)	(295)	(295)	(295)	(295)	(295)
Accumulated deficit	(106,295)	(106,295)	(106,295)	(106,295)	(106,295)	(106,295)

Total stockholders’ equity (deficit)	(18,406)	(18,406)	(18,406)	(18,406)	(18,406)	(18,406)

Total capitalization	$25,370	$26,720	$28,925	$30,320	$32,120	$33,920

The table above excludes the following:

•	69.6 million shares of common stock issuable upon exercise of outstanding options as of June 30, 2005 at a weighted average exercise price of $0.22 per share; and

•	11.4 million additional shares of common stock authorized and reserved for future grant under our stock option plans.

THE RIGHTS OFFERING

We are in the process of conducting a rights offering to the record holders of our common stock as of             ,             . The purpose of this rights offering is to raise capital and allow our stockholders to maintain the approximate percentage ownership interest they held in Occam immediately prior to the first closing of our private placement of Series A-2 preferred stock in November 2003. The rights are non-transferable and may be exercised only by the stockholder of record on the above record date. Accordingly, the common stock being offered by the selling stockholders in this prospectus does not and will not carry any of the rights described below. Record holders of our common stock as of the                     , 200     record date for the rights offering are referred to in this section as “eligible holders.”

Description of the rights

We are distributing non-transferable rights to eligible holders who owned shares of our common stock on                          , 2005, the rights offering record date, at no cost to the eligible holders.

Eligible holders are receiving a basic subscription right that entitles them to purchase one share of Series A-2 preferred stock for every 109 shares of our common stock, approximately, that they held on the record date. Stated in the alternative, basic subscription rights entitle eligible holders to purchase 0.00920 shares of our Series A-2 preferred stock for each share of common stock held by such eligible holders on the record date. If based on its holdings of our common stock on the record date an eligible holder would not be entitled to purchase at least 100 shares of Series A-2 preferred stock, then such eligible holder’s basic subscription rights will nevertheless entitle such eligible holder to purchase 100 shares of Series A-2 preferred stock. The minimum investment for purposes of exercising basic subscription rights will be 100 shares of Series A-2 preferred stock for an aggregate investment of $1,000. We have elected to require a minimum investment in order to minimize the administrative costs of the rights offering and stock administration costs relating to the Series A-2 preferred stock.

If an eligible holder wishes to exercise its rights, it must do so before 5:00 p.m. in New York, New York on the expiration date,                          , 2005. After that date, all rights will expire and will no longer be exercisable, provided that we may, in our sole discretion, extend the subscription period prior to the expiration date.

Terms and limitations of subscription rights

Subscription rights

Subscription rights are calculated to equal the number of shares that will allow each eligible holder to maintain, based on the number of shares of common stock it held on the record date, the approximate percentage ownership in Occam that such number of shares represented immediately prior to the first closing of the private placement in November 2003. Stockholders whose common stock ownership as of the record date would not otherwise result in their having basic subscription rights to purchase at least 100 shares of Series A-2 preferred stock will nonetheless receive basic subscription rights to purchase 100 shares of Series A-2 preferred stock. Any stockholder exercising basic subscription rights must purchase at least 100 shares of Series A-2 preferred stock for a minimum investment of $1,000.

Purchase price of the preferred stock

The purchase price for each share of Series A-2 preferred stock will be $10.00 per share. Each share of Series A-2 preferred stock will initially be convertible into approximately 90.9 shares of common stock based on the current conversion price of $0.11 per share, which may be adjusted in the event the anti-dilution rights of the Series A-2 preferred stock are subsequently triggered. See “Description of Series A-2 Preferred Stock—Anti-dilution protections,” beginning on page 36.

Reasons for the rights offering

We are conducting the rights offering for two principal reasons:

•	to raise additional capital for our business; and

•	to allow our stockholders to maintain their approximate percentage ownership in Occam by purchasing the same class of security at the same price as existing investors at the first closing of the private placement in November 2003.

The maximum gross proceeds to us from the rights offering, assuming all rights are exercised and before expenses, will be approximately $9 million. If none of the rights are exercised, we will not receive any proceeds although we will have incurred substantial expense in conducting the rights offering.

Expiration of the rights offering

Eligible holders must exercise their subscription rights before 5:00 p.m. in New York, New York on                     , 2005, the expiration date for the rights offering. We may, in our sole discretion, extend the termination of the rights offering by giving oral or written notice to the subscription agent on or before the scheduled expiration date. If we elect to extend the expiration of the rights offering, we will issue a press release announcing the extension no later than 9:00 a.m. in New York, New York on the next business day after the most recently announced expiration date.

Non-transferability of rights

The subscription rights are non-transferable. Only the record stockholder may exercise them. Subject to the ability of a beneficial owner to divide his rights certificate as described above. Eligible holders may not sell, give away, or otherwise transfer their rights to anyone.

Conditions to the rights offering

The rights offering is conditioned on our obtaining stockholder approval of an increase in the number of authorized shares of our preferred stock and our common stock at our 2005 annual meeting of stockholders. Currently, we do not have a sufficient number of shares of authorized preferred stock to permit full participation in the rights offering or a sufficient number of authorized shares of common stock to permit conversion of shares of Series A-2 preferred stock issued in the rights offering. We will not issue any shares of Series A-2 preferred stock in the rights offering unless this stockholder approval has been obtained. We expect the proposal to increase our authorized capital stock will be approved at the annual meeting. Directors affiliated with investment firms holding a sufficient number of shares of voting stock to effect the results of the vote have approved of the increase. Nevertheless, the investment firms, in their capacity as stockholders of Occam, are not required to vote in favor of the proposed increase.

Withdrawal or termination of the rights offering

We may elect to withdraw or terminate the rights offering at any time prior to consummation of the offering. In such event, we will not have any obligation with respect to subscription rights other than to return, without interest or deduction, any subscription payments we have received.

Right to block exercise for regulatory issues

We reserve the right to refuse the exercise of all of the rights, or some of the rights, by any holder of rights where, in our opinion, we or the holder would be required to obtain prior clearance or approval from any state, federal or foreign regulatory authorities, or from our stockholders, for the exercise of rights or ownership of shares of preferred stock based on any state, federal or foreign laws, rules or regulations if, at the expiration time, this clearance or approval has not been obtained. Examples of such regulations include federal, state or foreign securities laws and the NASD rules, to which we are subject. We will exercise this right if we become aware that any such exercise, or partial exercise, may violate any regulation to which we are, or may become, subject. We are not undertaking to advise eligible holders of any such required clearance or approval, to obtain any clearance or approval, or pay for any expenses incurred in seeking that clearance or approval.

We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so, nor are we selling or accepting any offers to purchase any shares of our Series A-2 preferred stock from rights holders who are residents of those states or other jurisdictions. We may delay the commencement of the rights offering in those states or other jurisdictions, or change the terms of the rights offering, in order to comply with the securities law requirements of those states or other jurisdictions. We may decline to make modifications to the terms of the rights offering requested by those states or other jurisdictions, in which case, if an eligible holder is a resident in those states or jurisdictions or, if such eligible holder are otherwise prohibited by federal or state laws or regulations from accepting or exercising the subscription rights, such eligible holder will not be eligible to participate in the rights offering.

DESCRIPTION OF THE PRIVATE PLACEMENT TRANSACTIONS

Multiple closings

In connection with the private placements of Series A-2 preferred stock, we sold an aggregate of 3,560,180 shares of Series A-2 preferred stock at eight closings occurring between November 2003 and April 2005. We raised gross proceeds of $35,601,800 in the private placement transactions. Each outstanding share of Series A-2 preferred stock is currently convertible into approximately 90.9 shares of common stock, and all currently outstanding shares of Series A-2 preferred stock are currently convertible into approximately 323.7 million shares of our common stock.

Investors in the private placement transactions, the number of shares purchased, and the dollar amounts invested were as follows:

	Affiliated Entitles of:
Closing of Series A-2 Preferred Stock Financing	U.S. Venture Partners	Norwest Venture Partners	New Enterprise Associates	Hook Partners	Windward Ventures	Alta Partners		Tellabs Equity Holdings	Crescent Venture Investors
November 19, 2003
Shares	1,090,910	300,000	200,000	20,000	—	—		—	—
$	$10,909,100	$3,000,000	$2,000,000	$200,000	$—	$—		$—	$—
December 10, 2003
Shares	—	—	—	—	40,000	—		—	—
$	$—	$—	$—	$—	$400,000	$—		$—	$—
March 8, 2004
Shares	—	—	—	—	20,000	400,000		—	—
$	$—	$—	$—	$—	$200,000	$4,000,000		$—	$—
April 1, 2004
Shares	100,000	53,200	—	—	—	—		—	—
$	$1,000,000	$532,000	$—	$—	$—	$—		$—	$—
January 7, 2005
Shares	140,000	187,500	75,000	—	—	125,000		—	—
$	$1,400,000	$1,875,000	$750,000	$—	$—	$1,250,000		$—	$—
January 14, 2005
Shares	—	—	—	25,000	10,791	—		—	—
$	$—	$—	$—	$250,000	$107,910	$—		$—	$—
March 23, 2005
Shares	60,000	112,500	45,000	—	—	75,000		200,000	53,479
$	$600,000	$1,125,000	$450,000	$—	$—	$750,000		$2,000,000	$534,790	(1)
April 20, 2005
Shares	—	—	—	—	—	$226,800	(2)	—	—
$	$—	$—	$—	$—	$—	$2,268,000		$—	$—
Total

Shares	1,390,910	653,200	320,000	45,000	70,791	826,800		200,000	53,479
$	$13,909,100	$6,532,000	$3,200,000	$450,000	$707,910	$8,268,000		$2,000,000	$534,790

(1)	Paid by cancellation of all principal and accrued interest under an unsecured convertible promissory note dated June 27, 2003, issued to Crescent Venture Investors by Occam.
(2)	Issued upon exercise of warrants originally issued to Alta Partners in March 2004.

Contractual obligations

We are parties to the Fourth Amended and Restated Investors’ Rights Agreement with each of the purchasers of Series A-2 preferred stock in the private placement transactions and Hercules Technology Growth Capital, which holds a warrant to acquire 15,000 shares of Series A-2 preferred stock. Under this agreement, we have granted these purchasers contractual rights that will not apply with respect to Series A-2 preferred stock issued in the rights offering. In addition, we granted Alta Partners additional rights not granted to any other purchasers, and we sold shares of Series A-2 preferred stock to Tellabs, Inc. in connection with a licensing and distribution agreement with Tellabs. The special contractual rights of investors in the private placement transactions are described below.

Registration rights

Resale registration statement obligation

Under the investors’ rights agreement, as amended, we were required on or before April 30, 2005 to file a registration statement with the Securities and Exchange Commission (SEC) covering the resale of shares of common stock issuable upon conversion of Series A-2 preferred stock, shares of common stock underlying the Alta warrants and other outstanding warrants held by certain of the purchasers, and common stock issued to the purchasers in prior private placement transactions. The registration statement of which this prospectus forms a part was filed pursuant to such requirement. We are required to use our commercially reasonable efforts to have this registration statement declared effective and to maintain the effectiveness of the registration statement for two years or until such time as all shares registered under the registration statement have been sold. If at the two year expiration date, any holder of registration rights is not able to sell all of its shares of Occam common stock within a 90 day period under Rule 144 promulgated by the SEC under the Securities Act of 1933, we will be required to take such actions as may be necessary, including filing a new registration statement, to extend the effectiveness of the resale registration statement and keep it effective until each holder of registration rights can sell all registered shares within a single 90-day period under Rule 144.

Before any stockholder may sell shares under the registration statement described above, it must provide our designated compliance officer with at least two business days prior written notice of any proposed sale, transfer, or other disposition of shares covered by the registration statement. We may then, by written notice delivered within two business days of our receipt of the selling stockholder’s notice, restrict any sale if we have reasonably determined that we would be required to disclose material non-public information that is not included in the registration statement. We may not restrict sales, transfers, or other dispositions of shares by selling stockholders under the registration statement for more than 20 consecutive trading days or 90 trading days in the aggregate during any 365-day period.

Piggyback registration rights

We have also granted the private placement investors “piggy-back” registration rights that will permit them to participate in underwritten public offerings that we may undertake. If we file a registration statement to sell shares of our common stock for our own account, other than in connection with employee benefit and certain acquisition-related transactions, we must give each holder of registration rights notice at least 20 days but no more than 60 days prior to the filing of the registration statement. We must then include in the registration any shares of common stock of holders of registration rights who elect to participate. If the managing underwriter of an offering for Occam determines that marketing factors require a limitation of the number of shares to be underwritten, the underwriter may limit the number of shares to be offered by selling stockholders exercising registration rights to an amount not less than thirty percent (30%) of the total number of shares to be registered in the offering. The holders of registration rights will no longer be entitled to exercise these piggyback registration rights after we have effected two (2) registrations subject to a piggyback right.

Indemnification

Subject to certain conditions, we have agreed to indemnify holders of common stock entitled to these registration rights, and their affiliates, for liabilities resulting from misrepresentations, omissions, or misstatements made by Occam in any registration statement and for violations by Occam of the Securities Act of 1933 and the Securities Exchange Act of 1934. Each holder of registration rights under the investors’ rights agreement has also agreed to indemnify Occam for liabilities resulting from misrepresentations, omissions, or misstatements made in any registration statement based on Occam’s reliance on written information provided by such holder. Insofar as indemnification for liabilities arising under federal securities laws may be permitted to officers, directors, or persons controlling Occam, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is unenforceable.

Expenses

Occam is required to bear all expenses of registration associated with registration statements subject to the investors’ rights agreement. Selling stockholders under the registration rights agreement are required to bear all expenses of sale.

Participation rights in future financings

Under the investors’ rights agreement, we have granted each of U.S. Venture Partners (USVP), Alta Partners (Alta), New Enterprise Associates (NEA), Norwest Venture Partners (Norwest), and Tellabs Equity Holdings Corporation (Tellabs) a right of first refusal to acquire their respective pro-rata portion of any shares of our capital stock that we may propose to issue in the future, including any securities that are exercisable for or convertible into shares of our capital stock. This right of first refusal will not apply to issuance of the following:

•	shares of Series A-2 preferred stock issued in the rights offering and any other securities Occam may offer under a registration statement filed under the Securities Act of 1933;

•	securities issued by Occam in transactions that have been unanimously approved by our board of directors if the board has determined that the securities will not be deemed subject to the investors’ rights agreement;

•	securities Occam may issue to customers, commercial partners (including technology partners, marketing partners, or distribution partners), vendors, lenders, and equipment lessors, unless the principal purpose of the issuance is to raise additional working capital and provided that the issuance is unanimously approved by our board of directors;

•	securities Occam may issue in connection with a merger, asset purchase, reorganization, or similar transaction if the issuance is unanimously approved by the board of directors; or

•	shares of our common stock, and related options, warrants, or similar rights, issued by Occam or its subsidiaries to employees, officers, directors, contractors, consultants, or advisors under terms approved by our board of directors or its compensation committee.

For purposes of the right of first refusal, a stockholder’s “pro-rata share” is determined based on the number of shares of common stock issued or issuable upon conversion of Series A-2 preferred stock held by such stockholder (and, with respect to certain stockholders, common stock issued on conversion of a series of preferred stock sold in a private placement transaction in December 2002) relative to the total number of shares of our outstanding common stock as set forth in our most recent Form 10-K or Form 10-Q filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Stockholders holding this right of first refusal must exercise their right to participate in the issuance within ten days after notice from Occam, and Occam has the right for 90 days after the expiration of such notice period to sell any new securities for which the foregoing right of first refusal was not exercised, provided that the issuance is at a price and on terms no more favorable than originally disclosed.

The right of first refusal terminates on the earlier to occur of March 8, 2006 or, with respect to any specific stockholder, at such time as the stockholder no longer holds at least 100,000 shares of Series A-2 preferred stock or shares of common stock that were issued upon conversion of at least 100,000 shares of Series A-2 preferred stock.

Negative covenants by Occam

Under the amended and restated investors’ rights agreement, we agreed that we will not do any of the following without the approval of two-thirds ( 2/3) of the then-outstanding Series A-2 preferred stock issued in the private placement transactions (including shares of Series A-2 preferred stock issuable to Alta upon exercise of its warrants):

•	increase the number of shares our preferred stock designated as “Series A-2 preferred stock”;

•	designate, authorize, or issue (or obligate ourselves to do so) any equity security (or right convertible or exercisable into an equity security) having a preference over, or being on parity with, the Series A-2 preferred stock with respect to dividends, liquidation, or redemption;

•	pay any dividend or make any distribution on any shares of our capital stock; or

•	redeem, purchase, or acquire (or establish any sinking fund for such a purpose) any shares of our capital stock, other than repurchases of common stock from employees, officers, directors, or other persons performing services for Occam where Occam has the right to repurchase the shares on certain events such as a termination of employment or upon exercise of a right of first refusal in favor of Occam.

Until December 19, 2005, we have agreed that we will obtain the approval of holders of two-thirds ( 2/3) of the outstanding shares of common stock issued or issuable upon conversion of the Series A-2 preferred stock issued in the private placements and common stock issued upon conversion of a prior series of preferred stock issued in December 2002 in order to do any of the following:

•	obtain any debt financing, including convertible debt financing, in excess of $750,000 in the aggregate, other than certain capital equipment financing, accounts receivable financing, normal trade debt, and borrowings under a loan and security agreement dated as of June 16, 2003 between Occam and Silicon Valley Bank; or

•	grant any security interest in any of our intellectual property (provided that Silicon Valley Bank has a security interest in intellectual under the loan agreement described above).

Occam has also agreed for the benefit of Series A-2 stockholders who acquired shares in the private placement that it will take such actions as may from time to time be necessary to insure that Occam does not become subject to the Investment Advisors Act of 1940, as amended.

None of the foregoing covenants of Occam apply to any purchaser of Series A-2 preferred stock issued in the rights offering, and no consent of any purchaser of Series A-2 preferred stock in the rights offering will be required.

Special rights of Alta Partners

In March 2004, we sold 400,000 shares of Series A-2 preferred stock to Alta, which had not previously invested in Occam. In addition to the rights described above under the second amended and restated investors’ rights agreement, Alta is also entitled to additional rights and covenants described below that do not apply to other purchasers of Series A-2 preferred stock, whether purchased in the private placement or as part of the rights offering.

Alta warrants

In connection with our sale of Series A-2 preferred stock to Alta in March 2004, we issued investment funds affiliated with Alta warrants to acquire up to an aggregate of 380,000 additional shares of Series A-2 preferred stock at an exercise price of $10.00 per share for a total exercise price of $3.8 million.

On April 1, 2004, Occam sold an additional 153,200 shares of Series A-2 preferred stock to investment affiliates of USVP and Norwest. In accordance with the terms of the Alta warrants, the number of shares issuable upon exercise was reduced from 380,000 to 226,800. The aggregate exercise price was proportionately reduced from $3.8 million to $2.268 million. The number of shares and aggregate exercise price was subject to further reduction on a share-for-share basis for each share that Occam issue in the rights offering in excess of 150,000 and, accordingly, on a dollar-for-dollar basis for each dollar Occam raised in excess of $1.5 million. In April 2005, Occam’s Board of Directors approved an amendment to the Alta warrants to permit Alta to exercise them immediately for 226,800 shares. The Board approved the amendment because the commencement of the rights offering had been substantially delayed from the anticipated schedule of the time the warrant was issued, because the warrant would otherwise expire in September 2005, and because it was not clear if the rights offering would be concluded before the expiration of the warrant. On April 20, 2005, Alta exercised the warrant in full, acquiring 226,800 shares of Series A-2 preferred stock for aggregate proceeds of $2.268 million.

Board rights of Alta

As a further inducement to Alta to purchase Series A-2 preferred stock, we entered a board rights agreement with Alta. Under the terms of the agreement, in connection with any meeting of stockholders at which directors will be elected, Alta may require that we nominate a designee of Alta for election to our board of directors and that we include the nomination in any stockholder solicitation materials relating to the election. We are then required to use our commercially reasonable efforts to cause the election of Alta’s designee and to maintain the designee as a director.

In addition, Alta may at any time request that our board of directors appoint a designee of Alta to serve as a director. In such event, we are required to use commercially reasonable efforts to cause Alta’s designee to be appointed to the board, to cause the nomination of the designee in connection with subsequent stockholder solicitations to elect directors, to recommend election of the Alta designee as part of any such solicitation, and to maintain the status of Alta’s designee as a director.

If Alta has not designated a director, we have agreed to permit one representative of Alta to attend and participate in board meetings in a non-voting observer capacity. We are entitled to exclude the director under circumstances where the attendance of the Alta designee would jeopardize attorney-client privilege, where Alta has a conflict-of-interest with respect to the matters being discussed, and where Alta’s attendance would result in Occam’s violating a confidentiality agreement with a third party.

Alta has agreed to maintain the confidentiality of material non-public information of Occam that it may obtain as a result of its rights under the board rights agreement. Alta’s rights under the agreement will terminate if Alta and its affiliates no longer hold at least 50% of the Series A-2 preferred stock originally purchased by Alta or common stock issued on conversion of such number of shares of Series A-2 preferred stock (or any combination of Series A-2 preferred stock and common stock issued on conversion if such shares represent at least a majority of the Series A-2 preferred stock originally purchased by Alta). The agreement will also terminate upon a merger, acquisition, or similar transaction involving Occam where the stockholders of Occam do not hold at least a majority of the outstanding voting securities of the surviving or successor entity or its parent.

Management rights agreement

Occam has entered a management rights agreement with Alta. As part of the management rights agreement, Occam granted Alta rights to consult with and advise management and to examine Occam’s books, records, and facilities; made representations concerning its activities in certain foreign countries; and agreed to use reasonable efforts to limit the liability of any director Alta may designate to the fullest extent permitted by Delaware law.

Stockholder covenants relating to automatic conversion

The Series A-2 preferred stock may be automatically converted upon the written consent of holders of 66 2/3% of the then-outstanding Series A-2 preferred stock. In connection with Alta’s investment in Occam, USVP, Norwest, NEA, and other purchasers in the private placements agreed, for the benefit of Alta, that they would not effect any conversion of Series A-2 preferred stock without Alta’s consent. USVP, NEA, and Norwest collectively held approximately 66.3% of the outstanding Series A-2 preferred stock as of April 22, 2005. Together with Alta, these investors held approximately 89.5% of the Series A-2 and would be expected to hold collectively approximately 71.4% of the Series A-2 preferred stock if the rights offering is fully subscribed.

Special rights of Tellabs, Inc.

Occam issued shares of Series A-2 preferred stock to Tellabs, Inc. in connection with strategic technology licensing and distribution agreements between Occam and Tellabs. These agreements are described in greater detail under the caption “Business—Agreements with Tellabs” on page 72 of this prospectus.

DESCRIPTION OF THE SERIES A-2 CONVERTIBLE PREFERRED STOCK

The following discussion summarizes the principal rights, preferences, and privileges of our Series A-2 preferred stock. It does not purport to be a complete or thorough description of the Series A-2 preferred stock. The rights, preferences, and privileges of the Series A-2 preferred stock were determined by a special committee of our board of directors as set forth in the Certificate of Designations of Series A-2 Preferred Stock filed with the Secretary of State of the State of Delaware on November 19, 2003. A copy of this certificate, as amended to date, is attached as Annex A to this prospectus and the following summary is qualified in its entirety by reference to the certificate. We encourage you to review the certificate carefully. In addition, certain holders of our Series A-2 preferred stock also hold additional contractual rights that will not apply to holders of Series A-2 preferred stock issued in the rights offering. These contractual rights are described under the caption “Description of the Private Placement Transactions,” beginning on page 28.

Dividends

No dividends will accrue or be payable with respect to the Series A-2 preferred stock. We currently have no intention of paying any cash dividends on any of our capital stock, and we currently have no earnings or profits from which to pay any cash dividends. In the event we were to pay a dividend on our common stock (excluding certain dividends payable in common stock), the holders of Series A-2 preferred stock would be entitled to receive at the same time an equivalent dividend based on the number of shares of common stock into which the Series A-2 preferred stock was then convertible.

Liquidation preference

In the event of any liquidation, dissolution, or winding up of Occam, holders of Series A-2 preferred stock will be entitled to receive an amount equal to 150% of the original purchase price of such Series A-2 preferred stock, or $15 per share of Series A-2 preferred stock, before any distributions of Occam’s assets may be made to common stockholders. If the assets available for distribution to stockholders do not permit payment of the full Series A-2 preferred stock liquidation preference, the assets that are available for distribution would be distributed pro-rata among the holders of Series A-2 preferred stock based on the number of shares of Series A-2 preferred stock held by each such holder. As of April 22, 2005, the aggregate liquidation preference of the outstanding Series A-2 preferred stock totaled $53.4 million. If the rights offering is subscribed in full, the Series A-2 preferred stock liquidation preference will total $66.9 million.

After payment of the full Series A-2 preferred stock liquidation preference, holders of Series A-2 preferred stock will participate with common stockholders in connection with any additional distributions based on the number of shares of common stock into which each share of Series A-2 preferred stock is then convertible. This right to receive distributions on a share-for-share basis (assuming conversion) with common stockholders is sometimes referred to as the Series A-2’s “participation right.” The Series A-2 participation right terminates, however, when the aggregate proceeds paid on each share of Series A-2 preferred stock equals 300% of the original purchase price and thereafter all remaining proceeds will be payable to common stockholders on a pro-rata basis. Nevertheless, if a preferred stockholder would receive a larger distribution by converting his or her shares to common stock, his or her preferred stock will be deemed to have been automatically converted for purposes of the transaction such that the preferred stockholder will always receive the maximum amount to which he or she would be entitled, regardless of whether he or she affirmatively elects to convert. Based on outstanding shares as of April 22, 2005, the 300% limitation on the Series A-2 preferred stock’s participation rights would imply that Series A-2 preferred stockholders will not receive any additional distributions as preferred stockholders after approximately $106.8 million has been distributed to preferred stockholders. If the rights offering is fully subscribed, this limitation would increase to approximately $133.8 million.

Treatment of mergers, acquisitions, and asset sales

For purposes of the liquidation preferences of the Series A-2 preferred stock, a reorganization, merger, consolidation, or acquisition involving Occam where our stockholders hold less than a majority of the outstanding voting securities of the surviving or successor corporation or its parent, or a sale of all or substantially all our assets, will be treated as a “liquidation, dissolution, or winding up” of Occam. As a result, distributions of merger or acquisition consideration, or the net proceeds available for stockholders after any asset sale, would be made to Occam stockholders according to the liquidation provisions described above.

Holders of at least  2/3 of the outstanding shares of Series A-2 preferred stock may waive the treatment of any of the foregoing transactions as a “liquidation.” Investment funds affiliated with U.S. Venture Partners, New Enterprise Associates, Norwest Venture Partners, and Alta Partners currently hold in excess of  2/3 of the outstanding Series A-2 preferred stock and are expected to continue to hold in excess of  2/3 of the outstanding Series A-2 preferred stock after completion of the rights offering.

Economic effect of Series A-2 liquidation preference and rights offering participation on common stockholders

The following tables illustrate the effect of the Series A-2 preferred stock liquidation preference and participation right on distribution of liquidation proceeds or acquisition consideration among stockholders of Occam. The information in these tables is for illustration only and is intended to assist you in understanding the impact of the Series A-2 liquidation preference and participation right on common stockholders. Other than with respect to issuances of Series A-2 preferred stock in connection with the rights offering in the respective amount indicated for each table, these tables assume no issuance of any shares of our capital stock after April 22, 2005, including upon exercise of any options or warrants outstanding on April 22, 2005 or that may be issued in the future (including Hercules’ warrants), and assumes no conversion of any outstanding shares of Series A-2 preferred stock or any shares issued in the rights offering. The amounts used for aggregate proceeds were selected for illustrative purposes only and should not be viewed as likely liquidation or sale values for Occam.

Example 1: No additional Series A-2 issued in rights offering

	Total Distributions by Class					Distributions Per Share
	$20mm	$60mm	$100mm	$150mm	$200mm	$20mm	$60mm	$100mm	$150mm	$200mm
Series A-2	$20.0mm	$57.0mm	$78.8mm	$106.2mm	$109.2mm	$5.62	$16.01	$22.15	$29.82	$30.68
Common	—	$3.0mm	$21.2mm	$43.8mm	$90.8mm	—	$0.01	$0.08	$0.16	$0.34

Example 2: 180,000 shares of Series A-2 issued in rights offering (20% participation)

	Total Distributions by Class					Distributions Per Share
	$20mm	$60mm	$100mm	$150mm	$200mm	$20mm	$60mm	$100mm	$150mm	$200mm
Series A-2	$20.0mm	$58.3mm	$80.6mm	$108.5mm	$112.2mm	$5.35	$15.58	$21.55	$29.02	$30.00
Common	—	$1.7mm	$19.4mm	$41.5mm	$87.8mm	—	$0.01	$0.07	$0.15	$0.33

Example 3: 450,000 shares of Series A-2 issued in rights offering (50% participation)

	Total Distributions by Class					Distributions Per Share
	$20mm	$60mm	$100mm	$150mm	$200mm	$20mm	$60mm	$100mm	$150mm	$200mm
Series A-2	$20.0mm	$60.0mm	$83.3mm	$112.2mm	$121.2mm	$4.95	$14.85	$20.63	$27.77	$30.00
Common	—	—	$16.7mm	$37.8mm	$78.8mm	—	—	$0.06	$0.14	$0.29

Example 4: 720,000 shares of Series A-2 issued in rights offering (80% participation)

	Total Distributions by Class					Distributions Per Share
	$20mm	$60mm	$100mm	$150mm	$200mm	$20mm	$60mm	$100mm	$150mm	$200mm
Series A-2	$20.0mm	$60.0mm	$85.4mm	$114.9mm	$128.4mm	$4.67	$14.02	$19.94	$26.85	$30.00
Common	—	—	$14.6mm	$35.1mm	$71.6mm	—	—	$0.05	$0.13	$0.27

Example 5: 900,000 shares of Series A-2 issued in rights offering (100% participation)

	Total Distributions by Class					Distributions Per Share
	$20mm	$60mm	$100mm	$150mm	$200mm	$20mm	$60mm	$100mm	$150mm	$200mm
Series A-2	$20.0mm	$60.0mm	$86.8mm	$116.9mm	$133.8mm	$4.48	$13.45	$19.46	$26.20	$30.00
Common	—	—	$13.2mm	$33.1mm	$66.2mm	—	—	$0.05	$0.12	$0.25

The preceding tables are illustrative only and are intended help you to understand the impact of the preferential rights of the Series A-2 preferred stockholders on the economic interests of common stockholders in the event of a liquidation or acquisition of Occam. They rely on assumptions that will not likely prove accurate, and the actual distribution of proceeds in connection with any liquidation or acquisition will likely differ significantly from those described above. Among other things, we may be required to issue additional securities in the future to fund our operations, and the issuance of additional securities may have an adverse effect on the economic and voting rights, including the current liquidation rights, of either or both our Series A-2 and common stockholders. In addition, exercises of options and warrants for common stock and preferred stock, to the extent currently outstanding or issued in the future, would be expected to affect the allocation of liquidation proceeds or merger consideration among our common and preferred stockholders.

Conversion rights

Each holder of Series A-2 preferred stock may elect to convert his or her shares into common stock at any time based on the then-applicable conversion rate. Each share of Series A-2 preferred stock is presently convertible into approximately 90.9 shares of common stock based on the current conversion price of $0.11 per common share. Upon a conversion, the stockholder will forfeit all rights, preferences, and privileges associated with the preferred stock and will be entitled only to the rights of a common stockholder holding the number of shares issued on such conversion.

Automatic conversion

All outstanding shares of Series A-2 preferred stock will convert into common stock at the then-applicable conversion rate upon the written election of 66 2/3% of the then-outstanding Series A-2 preferred stock. Investment funds affiliated with U.S. Venture Partners (USVP), New Enterprise Associates (NEA), and Norwest Venture Partners (Norwest), collectively holding approximately 66.3% of the outstanding Series A-2 preferred stock as of April 22, 2005, have agreed not to effect any such automatic conversion without the consent of Alta Partners (Alta). Alta, USVP, Norwest, and NEA collectively held approximately 89.5% of the Series A-2 preferred stock on April 22, 2005 and would be expected to hold collectively approximately 71.4% of the Series A-2 preferred stock if the rights offering is fully subscribed.

Mechanics of Conversion

We will not issue any fractional shares of our common stock on conversion of Series A-2 preferred stock. In lieu of fractional shares, we will pay cash equal to the product of any fractional share (rounded to the nearest second decimal) and the average of the closing price of our common stock over the ten trading days prior to, but not including, the effective date of the conversion.

In order to voluntarily convert shares of Series A-2 preferred stock into common stock, a stockholder must surrender the certificate(s) for the shares of Series A-2 preferred stock to be converted at the offices of Occam or its transfer agent and must give written notice to Occam that it elects to convert the shares. In the event of an automatic conversion, the outstanding Series A-2 preferred stock will be deemed converted without any action by any stockholder (other than the written consent of holders of a sufficient number of shares of Series A-2 preferred stock to effect the automatic conversion, as described above). We will issue certificates representing the common stock issued on an elective conversion as soon as practicable after all conditions have been satisfied. In connection with automatic conversions, we will not be required to issue to any stockholder a certificate evidencing common stock until the certificates that previously represented such stockholder’s Series A-2 preferred shares have been surrender to Occam or its transfer agent.

Elective conversions will be deemed effective immediately prior to the close of business on the date of surrender of the certificate(s) representing the Series A-2 preferred stock to be converted together with the written notice of conversion. In the case of an automatic conversion, the conversion will be deemed effective immediately prior to the close of business on the date the required written consent of stockholders has been executed and delivered to Occam.

All issuances of Series A-2 preferred stock will in certificated form and will be represented by a physical stock certificate. Purchasers of Series A-2 preferred stock are cautioned to place these certificates in a secure place. In the event of the loss, theft, or destruction of any Series A-2 preferred stock certificates, we will not be required to issue a certificate representing any common stock issued on conversion, or any replacement Series A-2 stock certificate, until the stockholder has delivered an appropriate agreement of indemnity to Occam or its transfer agent, which will include a requirement of bond based on the value of the lost certificate(s).

Anti-dilution protections

Subject to certain exceptions, the conversion price of the Series A-2 preferred stock will be adjusted downward, according to a “broad-based” weighted average formula, from the current conversion price of $0.11 (and the conversion rate will accordingly be adjusted upward from the current conversion rate of approximately 90.9 shares of common stock per Series A-2 preferred stock share) if Occam issues any additional equity securities at a common-equivalent price of less than $0.11 (the common-equivalent price at which the Series A-2 preferred stock has been issued).

To date, we have required substantial funding to operate our business. We are not and have never been profitable, and we cannot assure you that we will not be required in the future to engage in transactions that trigger the anti-dilution provisions of the Series A-2 preferred stock. To the extent these anti-dilution provisions are triggered, existing holders of common stock will experience additional dilution in their voting and economic interests. In addition to the foregoing “price-based” anti-dilution protection, the conversion price and applicable conversion rate will also be adjusted to reflect any stock split, reverse stock split, stock dividend, recapitalization or similar transaction affecting the common stock.

The “price based” anti-dilution protections of the Series A-2 preferred are subject to the following principal exclusions, and issuances of our capital stock or related rights in these circumstances, even if at common-equivalent prices less than $0.11, will not result in adjustments to the conversion price or conversion rate of the Series A-2 preferred stock:

•	to employees, directors, consultants and other service providers for the primary purpose of soliciting or retaining their services pursuant to plans or agreements approved by our board;

•	to customers, commercial partners (including technology partners, marketing partners, or distribution partners), and vendors of Occam unless our board has determined in good faith that the value of the capital stock or related rights issued exceeds $1 million;

•	to banks, commercial lenders, equipment lessors, and other financial institutions in connection with commercial leasing or debt financing transactions, the terms of which have been approved by our board, unless our board has determined in good faith that the value of the capital stock or related rights issued exceeds $1 million;

•	in connection with acquisitions by Occam of another corporation or business, whether by merger, asset purchase, reorganization, or similar transaction, on terms approved by our board, unless our board has determined in good faith that the value of the capital stock or related rights issued exceeds $1 million; or

•	in a firm commitment underwritten public offering pursuant to a registration statement filed with the SEC.

For a more detailed explanation of the anti-dilution protections applicable to our Series A-2 preferred stock, please review the certificate of designation filed as an exhibit to the registration statement of which this prospectus is part.

No redemption rights

Holders of Series A-2 preferred stock are not entitled to require that Occam redeem any shares of Series A-2 preferred stock.

Voting rights

Except as otherwise required by law, holders of Series A-2 preferred stock will vote together as a single class with holders of common stock on all matters submitted to stockholders for vote, including the election of directors. Each share of Series A-2 preferred stock will be entitled to the number of shares of common stock into which it would have been convertible on the record date applicable to such vote. Each share of Series A-2 preferred stock is presently entitled to cast approximately 90.9 votes.

Under applicable provisions of Delaware and California law, the Series A-2 preferred stock and common stock may be entitled to vote as separate classes on certain matters, notwithstanding the foregoing voting provisions.

SELLING STOCKHOLDERS

The shares may be offered by the selling stockholders or by pledges, donees, transferees or other successors in interest that receive such shares as a gift or through a private sale or transfer. We may amend or supplement this prospectus from time to time to update information provided in the table.

Selling Stockholder	Shares beneficially owned prior to offering	Number of shares being offered (1)	Shares beneficially owned after offering	Percentage of outstanding shares beneficially owned after offering (2)
New Enterprise Associates 9, L.P. (3)	74,780,209	57,287,967	17,492,242	2.9%
U.S. Venture Partners VII, L.P. (4)	181,634,155	164,642,096	16,992,059	2.9%
U.S. Venture Partners V, L.P. (4)	19,809,973	14,024,413	5,785,560	1.0%
USVP V International, L.P. (4)	1,100,574	779,154	321,420	*
2180 Associates Fund V, L.P. (4)	616,262	436,267	179,995	*
USVP V Entrepreneur Partners, L.P. (4)	484,267	342,842	141,425	*
2180 Associates Fund VII LP (4)	3,782,197	3,428,197	354,000	*
USVP Entrepreneur Partners VII-A LP (4)	1,891,059	1,714,061	176,998	*
USVP Entrepreneur Partners VII-B LP (4)	1,891,059	1,714,061	176,998	*
Norwest Venture Partners VIII LP (5)	93,443,961	78,212,347	15,231,614	2.6%
NVP Entrepreneurs Fund VIII LP (6)	4,641,893	3,885,838	756,055	*
Windward Ventures, L.P. (7)	5,006,115	3,648,346	1,357,809	*
Windward Ventures 2000, L.P. (8)	6,841,059	4,801,790	2,039,269	*
Windward Ventures 2000-A, L.P (9).	3,215,051	2,256,672	958,379	*
Alta Embarcadero Partners III, LLC (10)	3,128,675	3,128,675	—	—
Alta California Partners III, L.P. (10)	72,708,455	72,708,455	—	—
Hook Partners V, L.P. (11)	6,084,602	4,885,529	1,199,073	*
Hook Communication Partners, L.P. (11)	5,263,271	3,464,660	1,798,611	*
Tellabs Equity Holdings Corporation (12)	18,181,818	18,181,818	—	—
Crescent Venture Investors (13)	9,001,945	5,005,028	3,996,917	—
SVB Financial Group (14)	500,000	500,000	—	—
Hercules Technology Growth Capital (15)	3,030,303	3,030,303	—	—

Total:	517,036,943	448,078,519	68,958,424

*	Less than 1%
(1)	Includes shares of common stock issued to the selling stockholder in connection with the conversion of such selling stockholders Series A preferred stock and shares of common stock which may be issued upon conversion of Series A-2 preferred stock held by such selling stockholder.
(2)	Based upon 270,425,769 shares of common stock and 3,560,180 shares of Series A-2 preferred stock outstanding as of the close of business on July 31, 2005 (the “Measurement Date”) in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.
(3)	Shares beneficially owned include a warrant to purchase 77,885 shares of our common stock, which is fully exercisable. Peter J. Barris, C. Richard Kramlich, Peter T. Morris, John M. Nehra, Charles W. Newhall, III and Mark W. Perry are general partners of NEA Partners 9, L.P., which is the general partner of New Enterprise Associates 9, L.P. Messrs. Barris, Kramlich, Morris, Nehra, Newhall and Perry share voting and dispositive power over the shares beneficially owned by New Enterprise Associates 9, L.P. Thomas C. McConnell, a former member of our board of directors, was a general partner of New Enterprise Associates.
(4)

Shares beneficially owned include a warrant to purchase 89,868 shares of our common stock, which is fully exercisable. U.S. Venture Partners V, L.P. (“USVP V”), USVP V International, L.P. (“V Int’l”), 2180 Associates Fund V, L.P. (“2180 V”) and USVP V Entrepreneur Partners, L.P. (“EP V”) are collectively referred to as the “USVP V Entities”. U.S. Venture Partners VII, L.P. (“USVP VII”), 2180 Associates Fund VII, L.P. (“2180 VI”), USVP VII Entrepreneur Partners VII A, L.P. (“EP VII A”) and USVP VII Entrepreneur Partners VII B, L.P. (“EP VII B”) are collectively referred to as the “USVP VII Entities”. PMG V is the General Partner of each of the USVP V Entities. As the General Partner of the USVP V Entities, PMG V may be deemed to have sole voting and disposition control over the holdings in Occam of each of the USVP V Entities. PMG V disclaims beneficial interest in such shares, except as to its pecuniary interest therein arising as a result of its interest in each of USVP V, V INT’L, 2180 V and EP V. Irwin Federman, Steven M. Krausz, Stuart G. Phillips, Jonathan D. Root, and Philip M. Young are Managing Members of PMG V, and may be deemed to share voting and disposition control over the holdings in Occam of each of the USVP V Entities. The above named individuals disclaim beneficial interest in such shares, except as to their pecuniary interests therein arising as a result of their interests in PMG V. PMG VII is the General Partner of each of the USVP VII Entities. As the General Partner of the USVP VII Entities, PMG VII may be deemed to have sole voting and disposition control over the holdings in Occam of each of the USVP VII Entities. PMG VII disclaims beneficial interest in such shares, except as to its pecuniary interest therein arising as a result of its interest in each of USVP VII, 2180 VII, EP VII A and EP VII B. Irwin Federman, Winston Fu, Steven M. Krausz, David Liddle, Stuart G. Phillips, Jonathan D. Root, and Philip M. Young are Managing Members of PMG VII, and may be deemed to share voting and disposition control over the holdings in Occam of each of the USVP VII Entities. The above named individuals disclaim beneficial interest in such shares, except as to their pecuniary interests therein arising as a result of their interests in PMG VII. None of the USVP V Entities have any direct or indirect interest in each other or in any of the USVP VII entities. None of the USVP VII Entities have any direct or indirect interest in each other or in the USVP V Entities. Steven M. Krausz is also chairman of Occam’s board of directors.

(5)	Norwest Venture Partners VIII, L.P. (“NVP VIII”) is a limited partnership with Itasca VC Partners VIII, LLP as the general partner. Promod Haque and George J. Still, Jr. are the managing partners for Itasca VC Partners VIII, LLP and ultimately have voting power and dispositive power over the shares beneficially owned by NVP VIII. Robert B. Abbott, a member of our board of directors, is a principal of Norwest Venture Partners.
(6)	NVP Entrepreneurs Fund VIII, LP (“NVP EF VIII”) is a limited partnership with Itasca VC Partners VIII, LLP as its general partner. Promod Haque and George J. Still, Jr. are the managing partners for Itasca VC Partners VIII, LLP and ultimately have voting power and dispositive power over the shares beneficially owned by NVP EF VIII. Robert B. Abbott, a member of our board of directors, is a principal of Norwest Venture Partners.
(7)	Shares beneficially owned include a warrant to purchase 11,982 shares of our common stock, which is fully exercisable. Windward Ventures Management, L.P. has voting and dispositive power over these shares. James Cole and David Titus are the general partners of Windward Ventures Management, L.P.
(8)	Windward 2000 LLC exercises voting and dispositive power over these shares. James Cole, David Titus and Paul Scott are the managing members of Windward 2000 LLC.
(9)	Windward 2000 LLC exercises voting and dispositive power over these shares. James Cole, David Titus and Paul Scott are the managing members of Windward 2000 LLC.
(10)	Alta Partners II, Inc. provides investment advisory services to several venture capital funds including, Alta California Partners III, L.P. and Alta Embarcadero Partners III, LLC. The general partner of Alta California Partners III, L.P. and managers of Alta Embarcadero Partners III, LLC exercise sole voting and investment power with respect to the shares owned by such funds. Garrett Gruener, Guy Nohra and Daniel Janney are the managing directors of Alta California Management Partners III, LLC (which is the general partner of Alta California Partners III, L.P.), and are the managers of Alta Embarcadero Partners III, LLC. As managing directors and managers of such entities, they may be deemed to share voting and investment powers over the shares held by the funds. The principals of Alta Partners II, Inc. disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein.
(11)	David Hook has voting and dispositive power over these shares.
(12)	Tellabs Equity Holdings Corporation is a subsidiary of a reporting public company.
(13)	Consists of 143,301 shares of common stock issuable upon exercise of a warrant and 4,861,727 shares issuable upon conversion of 53,479 shares of Series A-2 preferred stock. Kevin G. Hall has sole voting and dispositive power over these shares.
(14)	Consists of shares of common stock issuable upon exercise of a warrant, which is fully exercisable. SVB Financial Group is a reporting public company. Silicon Valley Bank has provided a revolving line of credit and an equipment financing facility to Occam.
(15)	Consists of shares of common stock issuable upon exercise of a warrant to purchase 1,666,667 shares of common stock and upon conversion of shares of Series A-2 preferred stock issuable upon exercise of a warrant to purchase 15,000 shares of Series A-2 preferred stock. Hercules Technology Growth Capital, Inc. is a reporting public company.

We prepared this table based on the information supplied to us by the selling stockholders named in the table. Information about other selling stockholders will be set forth in prospectus supplements or post-effective amendments, if required.

The selling stockholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, some or all of their shares since the date on which the information in the above table is presented. Information about the selling stockholders may change over time. Any changed information with respect to which we are given notice will be set forth in prospectus supplements or post-effective amendment, if required.

Beneficial ownership is determined under the rules of the SEC, and generally includes voting or investment power with respect to securities. Except as otherwise indicated above, to our knowledge, the persons and entities named in the selling stockholder table have sole voting and sole investment power with respect to all securities which they beneficially own.

SVB Securities, an NASD member, is a wholly-owned subsidiary of Silicon Valley Bank. SVB Alliant, a NASD member, is a wholly-owned subsidiary of SVB Financial Group. Silicon Valley Bank is a wholly-owned subsidiary of SVB Financial Group. Based on information provided by the other selling stockholders, the other selling stockholders are not registered broker-dealers nor are they affiliated with a registered broker-dealer.

Because the selling stockholders may offer all or some of their shares or the underlying common stock from time to time, we cannot estimate the amount of common stock that will be held by the selling stockholders upon the termination of any particular offering. See the section entitled “Plan of Distribution” for further information.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. Shares of our common stock are currently traded on the Over-the-Counter (OTC) Bulletin Board under the symbol OCCM. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the preferred stock, common stock or warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that none of them have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

SVB Securities, a NASD member, is a wholly-owned subsidiary of Silicon Valley Bank. SVB Alliant, a NASD member, is a wholly-owned subsidiary of SVB Financial Group, a selling stockholder. Silicon Valley Bank is a wholly-owned subsidiary of SVB Financial Group. Based on information provided by the other selling stockholders, the other selling stockholders are not registered broker-dealers nor are they affiliated with a registered broker-dealer. Each of the selling stockholders has informed us that they have acquired the shares of common stock for investment in the ordinary course of business. In addition, each of the selling stockholders has informed us that, at the time of their purchase of the offered shares, they did not have any agreement, plans or understanding, directly or indirectly, with any person to distribute the shares of common stock.

We are required to pay all fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

DESCRIPTION OF CAPITAL STOCK

This section summarizes our authorized and outstanding securities and certain of the provisions of our amended and restated certificate of incorporation and our amended and restated bylaws.

Description of capital stock

Our authorized capital stock currently consists of 950 million shares of common stock, $0.001 par value, and 7 million shares of preferred stock, $0.001 par value. Of our authorized preferred stock, 4,600,000 shares have been designated as our Series A-2 preferred stock.

As of June 30, 2005, we had issued and outstanding 270 million shares of common stock, held by approximately 306 stockholders of record, and 3,560,180 shares of Series A-2 preferred stock, held by 19 stockholders of record. Our outstanding shares of Series A-2 preferred stock are presently convertible into approximately 323.7 million shares of common stock. In addition, as of June 30, 2005, we had outstanding options to acquire 69.6 million shares of common stock, outstanding warrants to acquire 3.4 million shares of common stock, and an outstanding warrant to acquire 15,000 shares of Series A-2 preferred stock.

In connection with a secured loan agreement with Hercules Technology Growth Capital entered into in December 2004, under which we borrowed $3.0 million, we issued Hercules a warrant to acquire 1,666,667 shares of common stock and a warrant to acquire 15,000 shares of Series A-2 preferred stock.

Amendments to Certificate of Incorporation

At our annual meeting of stockholders held on June 1, 2005, our stockholders approved of the following amendments to our certificate of incorporation:

•	to authorize our board of directors to effect a reverse split of our outstanding common stock at any time prior to the date of our 2006 annual meeting of stockholders and based on any of the following ratios: one-for-ten; one-for-fifteen; one-for-twenty; one-for-twenty-five; one-for-thirty; one-for-thirty-five; and one-for-forty. Notwithstanding approval of this proposal by the stockholders, the board of directors may, in its sole discretion, determine not to effect, and may abandon, the reverse stock split without further action by our stockholders; and

•	to increase the number of shares of our authorized common stock from 750,000,000 to 950,000,000 and the number of shares of our authorized preferred stock from 5,000,000 to 7,000,000.

The reason for the proposed reverse stock split is to decrease the number of common shares outstanding in order to better manage the outstanding shares and per share market price of Occam’s common stock. If the reverse stock split is authorized and implemented, each issued share of common stock immediately prior to the effective time of the reverse split, including any treasury shares, will automatically be converted into a fraction of a share of common stock. Depending on the ratio approved by the board, the fraction may be 1/10, 1/15, 1/20, 1/25, 1/30, 1/35, or 1/40.

Proportional adjustments will be made to the maximum number of shares issuable under, and other terms of, Occam’s stock plans, as well as to the number of shares issuable under, and the exercise price of, Occam’s outstanding options and warrants. In addition, a proportional adjustment would be made to the applicable conversion price of our outstanding Series A-2 preferred stock. Because the reverse split would apply to all issued shares of common stock, the proposed reverse split would not alter the relative rights and preferences of existing stockholders. If the reverse split is authorized and implemented, it will increase the proportion of authorized but unissued shares of Occam’s common stock. Pursuant to the reverse split, the number of outstanding shares of our common stock will be reduced by a factor of ten, fifteen, twenty, twenty-five, thirty, thirty-five, or forty, as the board may determine. However, the number of shares of common stock and preferred stock authorized by our amended and restated certificate of incorporation will not be reduced.

Common stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. Holders of our common stock are entitled to receive ratably any dividends that may be declared by the board of directors out of legally available funds, subject to any preferential dividend rights of any outstanding preferred stock, including the preferential dividend rights of outstanding Series A-2 preferred stock described in this prospectus. Upon any liquidation, dissolution, or winding up of Occam, holders of our common stock are entitled to share ratably in all assets remaining available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock, including the existing liquidation preferences of our Series A-2 preferred stock as described.

Holders of our common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and any shares of common stock issued upon conversion of Series A-2 preferred stock issued hereby will be, upon receipt of payment for such shares, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which Occam may designate and issue in the future without further stockholder approval. In particular, the rights of our common stock are subject to the rights, preferences, and privileges of our Series A-2 preferred stock, and we refer you to the section captioned “Description of the Series A-2 Convertible Preferred Stock,” beginning on page 33 for a more complete description of these rights and the section captioned “Description of the Private Placement Transactions,” beginning on page 28, for a description of various contractual rights granted to purchasers of preferred stock in the private placement transactions. You should read this information carefully in order to understand how the rights of the Series A-2 preferred stock have affected the rights of holders of common stock and may affect the rights of such holders in the future. In addition, you should understand how the contractual rights of the Series A-2 preferred stock issued in the private placement transactions would differ from your rights if you purchase shares of Series A-2 preferred stock in the rights offering.

Preferred stock

Our board of directors is authorized without further stockholder approval to issue from time to time up to an aggregate of 7,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights, qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, term of redemption including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series without further vote or action by the stockholders. A total of 4,600,000 shares of our preferred stock have been designated as “Series A-2 Preferred Stock,” and 2,400,000 shares of our preferred stock remain available for future designation and/or issuance.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Occam without further action by the stockholders and may adversely affect the market price of and voting, economic and other rights of, holders of our common stock.

The Series A-2 preferred stock is entitled to various rights, preferences, and privileges, including preferential rights relating to dividends, a liquidation preference, and anti-dilution protections. For a complete understanding of these rights, you should review the information contained under the caption “Description of the Series A-2 Convertible Preferred Stock,” beginning on page 33. In addition, we have granted purchasers of the Series A-2 preferred stock in the private placement transaction various contractual rights that are described more fully under the caption “Description of the Private Placement Transactions,” beginning on page 28.

Anti-takeover effects of provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may make it more difficult to acquire control of Occam by various means. These provisions could deprive our stockholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of our stock. These provisions are intended to:

•	enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board;

•	discourage certain types of transactions which may involve an actual or threatened change in control of Occam;

•	discourage certain tactics that may be used in proxy fights;

•	encourage persons seeking to acquire control of Occam to consult first with the board of directors to negotiate the terms of any proposed business combination or offer; and

•	reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all outstanding shares of Occam or that is otherwise unfair to our stockholders.

Our amended and restated certificate of incorporation provides that stockholders may not take action by written consent but may only take action at duly called annual or special meetings of stockholders. The amended and restated certificate of incorporation further provides that special meetings of our stockholders may be called only by the chairman of the board of directors or a majority of the board of directors. This limitation on the right of stockholders to call a special meeting could make it more difficult for stockholders to initiate actions that are opposed by the board of directors. These actions could include the removal of an incumbent director or the election of a stockholder nominee as a director. They could also include the implementation of a rule requiring stockholder ratification of specific defensive strategies that have been adopted by the board of directors with respect to unsolicited takeover bids. In addition, the limited ability of the stockholders to call a special meeting of stockholders may make it more difficult to change the existing board and management.

Our amended and restated bylaws provide that stockholders seeking to bring business before a meeting of stockholders, or to nominate candidates for election as directors at a meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 120 days prior to the date of the annual meeting. The amended and restated bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders.

Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Occam by means of a proxy contest, tender offer, merger or otherwise.

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote is required to amend a corporation’s certificate or bylaws, unless a corporation’s certificate or bylaws, as the case may be, requires a greater percentage. Subject to Section 2115 of the California

Corporations Code, discussed below, our amended and restated certificate of incorporation imposes supermajority vote requirements in connection with the amendment of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, including those provisions relating to the stockholders’ ability to effect action by written consent, the ability of stockholders to call special meetings, and the ability of stockholders to bring business before an annual meeting or to nominate directors.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, as amended from time to time. Section 203 generally prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years from the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with his or its affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to Occam and, accordingly, may discourage attempts to acquire Occam.

Applicability of provisions of California corporate law

Although we are incorporated in Delaware, we may be subject to Section 2115 of the California General Corporation Law, which imposes various requirements of California corporate law on non-California corporations if they have characteristics of ownership and operations indicating significant contacts with California. Public companies listed on a recognized national securities exchange or the Nasdaq National Market are generally exempt from Section 2115, and we became subject to its provisions following our delisting from the Nasdaq National Market in July 2002. Among the key provisions of California corporate law that may apply to Occam are the right of our stockholders to cumulate votes in the election of directors and limitations on the effectiveness of super-majority voting provisions contained in a corporation’s charter documents.

In May 2005, the Delaware Supreme Court in Vantage Point Venture Partners 1996 v. Examen, Inc. held that Section 2115 violates the internal affairs doctrine and thus does not apply to Delaware corporations. If followed by California courts, this ruling would mean that the cumulative voting requirements and other sections of the California Corporations Code do not apply to us. We are currently evaluating the impact of the Delaware Supreme Court’s decision on us. However, for purposes of our 2005 annual meeting of stockholders, we would have permitted cumulative voting in the election of directors if any stockholder had properly requested to cumulate his or her votes. In such a case, the stockholder will be entitled to as many votes as equals the number of shares of common stock held by such stockholder multiplied by the number of directors to be elected, and the stockholder will be permitted to cast all of such votes for a single nominee or to distribute these votes among two or more nominees.

Certain provisions of California law limit the effectiveness of supermajority voting provisions to a period of two years from the filing of the most recent charter amendment or certificate of determination that adopted or readopted the supermajority voting provision, and these provisions may apply to us as a result of Section 2115 described above. In connection with our 2004 annual meeting of stockholders held in October 2004, our stockholders approved an amendment to our certificate of incorporation that readopted provisions of our certificate of incorporation that require 66 2/3% stockholder approval in connection with certain amendments of our certificate of incorporation.

Transfer agent and registrar

The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

CERTAIN UNITED STATES TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

The following is a general discussion of material U.S. federal income and estate tax considerations with respect to the ownership and disposition of shares of our common stock applicable to non-U.S. holders. In general, a “non-U.S. holder” is any holder other than:

•	a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, final, temporary or proposed Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service and all other applicable authorities, all of which are subject to change (possibly with retroactive effect). We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws (such as partnerships, “controlled foreign corporations,” “passive foreign investments companies,” “foreign personal holding companies” and certain U.S. expatriates). Accordingly, we urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

If a partnership holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Any partner of a partnership holding shares of our common stock should consult its own tax advisors.

Dividends

In general, dividends we pay, if any, to a non-U.S. holder will be subject to U.S. withholding tax at a 30% rate of the gross amount. The withholding tax might not apply or might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying, among other things, its nonresident status. A non-U.S. holder generally can meet this certification requirement by providing an Internal Revenue Service Form W-8BEN or appropriate substitute form to us or our paying agent. Also, special rules apply if the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if a treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States. Dividends effectively connected with this U.S. trade or business, and, if a treaty applies, attributable to such a permanent establishment of a non-U.S. holder, generally will not be subject to U.S. withholding tax if the non-U.S. holder files certain forms, including Internal Revenue Service Form W-8ECI (or any successor form), with the payor of the dividend, and generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or a reduced rate as may be specified by an applicable income tax treaty) on the repatriation from the United States of its “effectively connected earnings and profits,” subject to certain adjustments. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Sale or Other Disposition of Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the holder’s shares of our common stock unless:

•	the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty as a condition to subjecting a non U.S. holder to United States income tax on a net basis, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States, in which case a non-U.S. holder will be subject to U.S. federal income tax on any gain realized upon the sale or other disposition on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. Furthermore, the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation;

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other tests are met, in which case a non-U.S. holder will be subject to a flat 30% tax on any gain realized upon the sale or other disposition, which tax may be offset by United States source capital losses (even though the individual is not considered a resident of the United States);

•	the non-U.S. holder is subject to tax pursuant to the provisions of the Internal Revenue Code regarding the taxation of U.S. expatriates; or

•	we are not, nor have we been a U.S. real property holding corporation (a USRPHC) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period. We do not believe that we are or have been a USRPHC, and we do not anticipate becoming a USRPHC. If we have in the past or were to become a USRPHC at any time during this period, generally gains realized upon a disposition of shares of our common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our common stock during this period would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Internal Revenue Code). Our common stock will be treated as regularly traded on an established securities market during any period in which it is listed on a registered national securities exchange or any over-the-counter market, including the Over-the-Counter Bulletin Board (OTC).

U.S. Federal Estate Tax

Shares of our common stock that are owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Backup Withholding, Information Reporting and Other Reporting Requirements

Generally, we must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

U.S. backup withholding tax is imposed (at a current rate of 28%) on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements. A non-U.S. holder of shares of our common stock will be subject to this backup withholding tax on dividends we pay unless the holder certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and we or our paying agent do not have actual knowledge or reason to know the holder is a United States person) or otherwise establishes an exemption.

Under the Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and we or our paying agent do not have actual knowledge or reason to know the holder is a United States person) or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker that is:

•	a U.S. person;

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•	a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

Information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

The foregoing discussion of certain U.S. federal income tax considerations is for general information only and is not tax advice. Accordingly, each prospective non-U.S. holder of shares of our common stock should consult his, her or its own tax adviser with respect to the federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of such common stock.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected historical financial information should be read in conjunction with our consolidated financial statements and the related notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this registration statement. The information as of December 31, 2002, 2001 and 2000 and for the years ended December 31, 2001 and 2000 has been derived from our audited financial statements, which are not included herein but which have previously been filed with the SEC. The information as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 has been derived from our audited financial statements provided elsewhere in this registration statement and should be read in conjunction therewith. The information as of June 30, 2005 and for the quarters ended June 30, 2005 and 2004 has been derived from our unaudited financial statements provided elsewhere in this prospectus and should be read in conjunction therewith. Historical results are not necessarily indicative of the results to be obtained in the future.

	Six months ended June 30,		Year ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(unaudited)		(in thousands, except per share data)
Consolidated Statement of Operations Data:
Sales	$15,661	$6,425	$17,329	$7,982	$2,435	$80	$—
Cost of sales	11,887	7,540	15,829	7,930	5,237	95	—

Gross profit (loss)	3,774	(1,115)	1,500	52	(2,802)	(15)	—
Operating expenses:
Research & product development	3,448	3,985	7,448	12,004	19,227	16,399	6,543
Sales & marketing	3,640	3,215	6,584	5,977	7,090	4,543	1,059
General & administrative	1,430	1,110	2,328	2,331	3,524	3,793	1,431

Total operating expenses	8,518	8,310	16,360	20,312	29,841	24,735	9,033

Loss from operations	(4,744)	(9,425)	(14,860)	(20,260)	(32,643)	(24,750)	(9,033)
Interest income	114	63	94	101	197	710	187
Interest expense	(283)	(124)	(223)	(284)	(301)	(131)	(15)

Loss before income taxes	(4,913)	(9,486)	(14,989)	(20,443)	(32,747)	(24,171)	(8,861)
Income tax benefits (expense)	—	—	—	11	—	(1)	(1)

Net loss	(4,913)	(9,486)	(14,989)	(20,432)	(32,747)	(24,172)	(8,862)
Beneficial conversion feature	(1,822)	(3,067)	(3,288)	(3,038)	(541)	—	—
Warrants issued with Series C preferred stock	—	—	—	—	(255)	—	—
Interest attributable to common stock potentially subject to rescission	—	—	—	500	(500)	—	—

Net loss attributable to common stockholders	$(0.03)	$(0.05)	$(18,277)	$(22,970)	$(34,043)	$(24,172)	$(8,862)

Net loss per share—basic and diluted	$(0.03)	$(0.05)	$(0.07)	$(0.11)	$(0.38)	$(4.94)	$(3.84)

Weighted average shares—basic and diluted	269,052	267,358	267,800	210,732	89,657	4,891	2,310

Amortization of stock-based compensation included in:
Research and development	$282	$379	$693	$943	$1,130	$770	$294
Sales and marketing	42	72	119	179	252	141	55
General and administrative	4	34	40	105	138	431	52

Total amortization of stock-based compensation	$328	$485	$852	$1,227	$1,520	$1,342	$401

	As of June 30, 2005	As of December 31,
		2004	2003	2002	2001	2000
	(unaudited)	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$11,734	$4,432	$14,586	$18,496	$6,639	$409
Restricted cash	2,101	2,101	935	—	—	—
Working capital (deficit)	16,374	8,685	15,108	15,061	4,165	(3,171)
Total assets	25,370	21,060	23,404	24,471	12,591	2,579
Long-term debt and capital lease obligation net of current portion	1,777	2,987	998	853	1,439	—
Total liabilities	8,834	13,457	7,084	6,662	5,643	3,769
Common stock potentially subject to rescission	—	—	—	10,500	—	—
Convertible preferred stock and preferred stock warrants	34,942	21,496	16,381	10,811	37,699	6,946
Total stockholders’ equity (deficit)	$(18,406)	$(13,893)	$(61)	$7,309	$6,948	$(1,190)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this prospectus. Certain statements in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are forward-looking statements. These forward-looking statements are based on current expectations and entail various risks and uncertainties that could cause our actual results to differ materially from those expressed in these forward-looking statements. We encourage you to review the information under the caption “Risk Factors,” beginning on page 10, for a discussion of some of the risks and uncertainties facing Occam and its business.

Overview

From its inception through June 30, 2005, Occam has incurred cumulative net losses of approximately $106.3 million. Revenues have increased since 2003 and in particular, since the second quarter of the 2004 fiscal year, primarily through increased acceptance and market penetration of our new products, primarily our BLC 6000 family of products.

We expect Occam to continue to incur substantial operating losses and to experience substantial negative cash flows as it expands its business. We expect losses to decline if we continue to increase our revenues. Our financial statements have been prepared on a basis which assumes that we will continue as a going concern and which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. We have funded our operations primarily through the sale of equity securities and debt borrowings. From November 2003 through the end of 2004, Occam raised gross proceeds of approximately $22.2 million through the issuance of our Series A-2 preferred stock. Occam raised an additional $5.6 million in January 2005 and $4.9 million in March 2005 through additional issuance of Series A-2 preferred stock. Furthermore, in March 2005, a holder of an outstanding promissory note converted $535,000 of outstanding principal and accrued interest into shares of Series A-2 preferred stock.

In April 2005, Occam’s Board of Directors approved an amendment of the preferred stock warrants previously issued to Alta Partners to permit Alta to immediately exercise its Series A-2 preferred stock warrants to purchase 226,800 shares of Series A-2 preferred stock at an exercise price of $10 per share. Pursuant to the original terms of the warrants, the number of share exercisable would have been decreased to the extent that Occam raised additional proceeds from a proposed rights offering. The Board approved the amendment because the commencement of the rights offering had been substantially delayed from the anticipated schedule at the time the warrants were issued, because the warrants would otherwise expire in September 2005, and because it was not clear if the rights offering would be concluded before the expiration of the warrants. On April 20, 2005, Alta exercised the warrants in full, acquiring 226,800 shares of Series A-2 preferred stock for an aggregate purchase price of $2.3 million.

Occam may be required to secure additional funding in the future. Such financing, if available, could take the form of additional equity or debt. To the extent Occam issues additional equity securities, it could result in substantial dilution to existing stockholders. In addition, the terms of any financing whether in the form of debt or equity, could contain restrictive covenants that would limit management’s flexibility. Occam cannot predict whether it will be able to obtain additional financing. Any failure to obtain financing could have a material adverse effect on Occam’s business, financial condition and results of operations.

During December 2004, we signed a senior loan and security agreement with Hercules Technology Growth Capital, Inc., a specialty finance company, under which we borrowed $3.0 million, bearing interest at a rate of 11.95% per annum, with a maturity date of December 31, 2007. The agreement provides for seven monthly payments of interest followed by 30 equal monthly installments of principal and interest. Our obligations under the agreement are collateralized by substantially all our assets. In connection with the loan agreement, we issued the lender warrants to purchase 1,666,667 shares of our common stock and 15,000 shares of our Series A-2 preferred stock. These warrants were valued using the Black-Scholes valuation model and $105,000 of the proceeds were allocated to the investment in common stock warrants and $73,000 of the proceeds were allocated to the Series A-2 preferred stock warrants. The amounts allocated to the preferred stock and common stock warrants will be recorded as additional interest expense over the life of the loan. The warrant for common stock is exercisable through December 2011 at an exercise price of $0.09 per share. The warrant for the Series A-2 preferred stock is exercisable through December 2009 at an exercise price of $10.00 per share. The Series A-2 preferred stock is convertible into common stock at a conversion price of $0.11 per share. At June 30, 2005, the outstanding principal was $3.0 million, of which approximately $1.1 million was due within the next twelve months. The loan agreement contains numerous covenants, including covenants regarding the payment of taxes and other obligations, maintenance of insurance and reporting requirements and covenants limiting our ability, among other things, to incur debt, grant liens, make acquisitions and make certain restricted payments. The events of default under the credit facility include payment defaults, cross defaults with certain other indebtedness, breaches of covenants, failure to maintain specified revenues or tangible net worth levels on a quarterly basis and bankruptcy events. In particular, an event of default would occur if we failed to maintain revenues of at least $5,000,000 for any fiscal quarter or a tangible net worth, as defined, of at least $5,000,000 for any fiscal quarter ending on or prior to June 30, 2005 and at least $7,000,000 for any fiscal quarter thereafter. For the quarter ended June 30, 2005, the company was in compliance with the covenants under the loan agreement.

On November 9, 2001, we entered into a definitive merger agreement with Occam Networks Inc., a California corporation, pursuant to which we acquired Occam, the California corporation. The transaction closed on May 14, 2002, and we changed our name from Accelerated Networks Inc. to Occam Networks Inc., thereby adopting the acquired company’s name. The merger was accounted for using the purchase method of accounting as a reverse acquisition, pursuant to which Occam CA was treated as the acquirer of Accelerated Networks for financial accounting purposes. As such, following the consummation of the merger, the historical financial statements of Occam CA serve as the principal historical financial statements of the combined organization.

Since November 2001, we have implemented a number of expense reduction actions to reduce our operating losses and consumption of cash, including reductions in force, change to a sequential product development plan, and non-renewal of certain facilities leases.

Critical Accounting Policies and Estimates

Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses Occam’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires Occam to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an on going basis, Occam evaluates its estimates and judgments, including those related to revenue recognition, inventories, litigation and valuation of deferred income tax assets. Occam bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Occam believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

Occam’s sales are generated from sales arrangements, which require revenue recognition judgments, particularly in the area of customer acceptance. The terms and conditions of acceptance of the product for each sales agreement will dictate when sales revenue will be recognized. Occam recognizes revenue when persuasive evidence of a sales arrangement exists, delivery has occurred or services have been rendered, the buyer’s price is fixed or determinable and collectibility is reasonably assured. In certain circumstances, Occam enters into arrangements with customers who receive financing support in the form of long-term low interest rate loans from the United States Department of Agriculture’s Rural Utilities Service (RUS). The terms of the RUS contracts provide that in certain instances transfer of title of Occam’s products does not occur until payment has been received. In these cases, Occam does not recognize revenue until payment has been received, assuming the remaining revenue recognition criteria are met. Occam provides post-sales technical support on a fee basis. Occam provides hardware warranty for its products for five years and makes provisions for that expense at the time of sale. Occam provides customer support and software maintenance for one year at no cost. Occam records an estimate of warranty costs when revenue is recognized based on projected returns, actual historical failure rates and repair costs.

Valuation of Inventories

Occam’s inventories are stated at the lower of cost or market. In assessing the ultimate realization of inventories, we are required to make judgments as to future demand and market conditions and compare them with current inventory levels. If actual future demand or market conditions are less favorable than those projected by Occam, additional inventory write-downs may be required. Since the integrated access device line of products acquired from Accelerated Networks had made and was expected to make only a minimal contribution to our net revenue, during the fiscal year ended December 31, 2002, we substantially discontinued the product line and wrote-off $3.1 million of related excess and obsolete inventory.

Deferred Tax Valuation Allowance

We record a valuation allowance to reduce our deferred income tax asset to the amount we believe is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, should we determine that we would be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made. We recorded $61.6 million of valuation allowance for 2002 and $6.2 million for 2003 and $4.0 million for 2004.

Loss Contingencies

Occam evaluates its estimated potential financial exposure for loss contingencies, particularly the pending litigation matters discussed in Note 11 to the accompanying financial statements. Occam accrues an estimated loss related to a contingency if (a) it is probable that a liability had been incurred and future events will occur confirming the fact of the loss at the date of the financial statements; and (b) the amount of the loss can be reasonably estimated. When a reasonable estimate of the loss is a range and no amount within the range is a better estimate than any other amount, Occam accrues the minimum amount in the range. As additional information becomes available, Occam assesses the potential liability related to pending litigation and revises its estimates. Such revisions in the estimated potential liability could materially impact Occam’s results of operations and financial position. We have not recorded an accrual for an estimated loss for the IPO allocation case because any settlement amounts are covered by our insurance policies.

Product Warranties

Occam provides standard warranty with the sale of its products generally for up to 5 years from date of shipment. The estimated cost of providing the product warranty is recorded at the time revenue is recognized. Occam maintains product quality programs and processes, including actively monitoring and evaluating the quality of its suppliers. Occam quantifies and records an estimate for warranty related costs based on Occam’s actual history, projected return and failure rates and current repair costs.

Our estimates are based on the actual number of products returned for repairs, an estimate of products that may be returned for warranty repair and estimated costs of repair depending on the type of service required.

These estimates require us to examine past warranty issues and consider their continuing impact in the future. Our accrual is based on consideration of all these factors which are known as of the preparation of our financial statements. To the extent that actual warranty repairs are higher than our estimates, our costs will increase.

The following table shows operating results as a percent of sales for the periods indicated.

	Six months ended June 30,		Year ended December 31,
	2005	2004	2004	2003	2002
Sales	100%	100%	100%	100%	100%
Cost of revenue	76%	117%	91%	99%	215%

Gross Profit (loss)	24%	(17)%	9%	1%	(115)%
Operating Expenses: (1)
Research and product development	22%	62%	43%	150%	790%
Sales and marketing	23%	50%	38%	75%	291%
General and administrative	9%	17%	13%	29%	145%

Total operating expenses	54%	129%	94%	254%	1226%
Loss from operations	(30)%	(147)%	(86)%	(254)%	(1341)%
Interest income	1%	1%	1%	1%	8%
Interest expense	(2)%	(2)%	(1)%	(4)%	(12)%

Loss before income taxes	(31)%	(148)%	(1)%	(256)%	(1345)%
Provision for income tax	—	—	—	0%	—

Net loss	(31)%	(148)%	(86)%	(256)%	(1345)%
Beneficial Conversion Feature	(12)%	(48)%	(19)%	(38)%	(22)%
Warrants issued with Series C Preferred Stock	—	—	—	—	10%
Interest attributable to common stock potentially subject to rescission	—	—	—	6%	(21)%

Net loss attributable to common stockholders	(43)%	(195)%	(105)%	(288)%	(1398)%
(1) Amortization of deferred stock-based compensation and other stock-based compensation expense included in:
Research and product development	2%	6%	4%	12%	46%
Sales and marketing	0%	1%	1%	2%	1%
General and administrative	0%	1%	0%	1%	1%

	2%	8%	5%	15%	48%

Results of Operations

Fiscal Years ended December 31, 2004, 2003 and 2002

	Year ended December 31
	2004	2003	2002
	(in thousands)
Sales	$17,329	$7,982	$2,435
Cost of sales	15,829	7,930	5,237

Gross profit (loss)	$1,500	$52	$(2,802)

Sales

The following sets forth revenue by product for the periods indicated as a percentage of total revenue for that fiscal period:

	Year ended December 31
	2004	2003	2002
	(in thousands)
BLC 6000 system	78%	48%	—
BLC 1200 system	1%	24%	70%
Cabinets	17%	12%	12%
Integrated Access Devices	—	8%	16%
Other	4%	8%	2%
Total sales	100%	100%	100%

The increase in sales for fiscal year 2004 over the prior years was mainly due to expanded customer base, repeat orders from existing customers and increased sales of BLC 6000 products, related accessories and cabinets. The growth in BLC 6000 system revenues, and our revenues in general, followed the release of the BLC 6000 system product line during the third quarter of 2003. In 2004, several enhancements and new features were introduced to the BLC 6000 system, which resulted in even greater acceptance and market penetration. We expect this trend to continue in 2005.

We discontinued marketing of Integrated Access Device line of products acquired from Accelerated Networks during the third quarter of 2002.

Cost of sales

Cost of revenue for these periods included the cost of products shipped for which revenue was recognized and the costs of manufacturing yield problems, field replacements, rework costs, underabsorption of manufacturing overhead, and provisions for obsolete inventory. Cost of revenues and gross profit for 2004 were adversely affected by additional costs of $2.6 million arising from yield problems and unusually high repair costs on certain new products. Management believes these costs were necessary to maintain customer satisfaction. As of December 31, 2004, Occam had an accrual of $307,000 to cover estimated repair costs on remaining field units. This accrual is based upon experience with failures of certain parts and based on estimated repair costs. There have been no returns for refunds related to these product issues, and upon delivery, they met customer and industry quality specifications.

Cost of sales for the fiscal year ended December 31, 2002 included a write-off of $3.1 million for excess and obsolete inventory of the Integrated Access Device line of products acquired from Accelerated Networks. In the third quarter of 2002, we discontinued marketing these products and reduced the carrying value of this inventory.

We expect gross margins to improve in 2005 as unusual expenses incurred in 2004, like high rework expenses, decline, cost improvement redesigns begin to have an effect, revenue increases and increasing volumes allow us to reduce our costs per unit sold.

Research and product development expenses

	Year ended December 31
	2004	2003	2002
	(in thousands)
Research and product development expenses	$7,448	$12,004	$19,227

Research and product development expenses consist primarily of salaries and other personnel-related costs, prototype component and assembly costs, third-party design services and consulting costs, and other costs related to design, development, and testing of our products. Research and product development costs are expensed as incurred, except for capital expenditures, which are capitalized and depreciated over their estimated useful lives, generally two to five years. Research and product development expenses declined by 38% from 2003 to 2004 primarily to expense reduction actions implemented in 2003 and 2004 and reduced amortization of deferred compensation expense in 2004 compared to 2003. The 38% decrease in expenses from 2002 to 2003 was due primarily to expense reduction actions we took during 2002 and 2003 as we scaled our activities into a sequential product development plan and lower amortization of deferred compensation expense in 2003 compared to 2002. We expect research and development costs to increase marginally in 2005 as compared to 2004. Research and product development expenses include deferred compensation expenses of $693,000, 943,000 and $1,130,000, for fiscal years 2004, 2003 and 2002, respectively.

Sales and marketing expenses

	Year ended December 31
	2004	2003	2002
	(in thousands)
Sales and Marketing Expenses	$6,584	$5,977	$7,090

Sales and marketing expenses consist primarily of salaries, sales commissions, and other personnel-related costs, development and distribution of promotional materials, and other costs related to marketing, sales, public relations, and customer support activities. Sales and marketing expenses increased by 10% from 2003 to 2004 primarily due to increased head count, commissions and other promotional expense incurred to increase revenues and market penetration. Decrease in sales and marketing expenses from 2002 to 2003 was due primarily to the discontinuation of the integrated access device product line during 2002, and to other expense reduction actions we took during 2002 and 2003. We expect sales and marketing costs to increase in 2005 and we continue to make expenditures intended to increase sales and expand our business.

General and administrative expenses

	Year ended December 31
	2004	2003	2002
	(in thousands)
General and administrative expenses	$2,328	$2,331	$3,524

General and administrative expenses consist primarily of salaries and other personnel-related costs for executive, information technology, finance, human resources, and administrative personnel. Additionally, general and administrative expenses include professional fees, liability insurance and other costs of a general corporate nature. General and administrative expenses remained flat at $2.3 million in 2004 and 2003 compared to $3.5 million for 2002. The 34% decrease in general and administrative expenses from 2002 to 2003 was due primarily to costs incurred in 2002 related to the separation of a former chief executive officer from the Company and expense reduction actions taken in 2002 and 2003, offset partially by an increase in insurance and other costs of being a publicly held company. We expect general and administrative expenditures to increase in 2005 due to additional expenses that we will be incurring to prepare and comply with various requirements of the Sarbanes-Oxley Act, in particular compliance with Section 404 relating to internal controls.

Stock-based compensation

	Year ended December 31
	2004	2003	2002
	(in thousands)
Research and product development	$693	$943	$1,130
Sales and marketing	119	179	252
General and administrative	40	105	138
Total amortization of stock-based compensation	$852	$1,227	$1,520

Through December 31, 2004, we recorded total deferred stock compensation of approximately $10.5 million, representing the difference between the deemed value of our common stock for accounting purposes and the exercise price of the options at their date of grant. We are amortizing remaining deferred stock-based compensation over the vesting periods of the applicable options, or repurchase periods for the exercised options, generally over four years. Through December 31, 2004, we had reversed deferred stock compensation of approximately $4.7 million, resulting from stock option cancellations and repurchase of unvested common shares from employees. At December 31, 2004, we had $0.6 million of unamortized deferred stock compensation, which will be amortized over the remaining vesting period of the underlying options.

Interest income and expense

	Year ended December 31
	2004	2003	2002
	(in thousands)
Interest income	$94	$101	$197
Interest expense	$(223)	$(284)	$(301)

The decreases in interest income were due to the lower average balances of cash and cash equivalents held during 2004 as compared to 2003, and 2003 as compared to 2002, as a result of consumption of cash balances for working capital purposes, the timing of the issuance of our Series A-2 preferred stock, the timing of the issuance of our Series A preferred stock in December 2002 and January 2003, the timing of cash provided from the merger with Accelerated Networks and the issuance of our Series C preferred stock in May 2002. In addition, lower interest rates in 2003 and 2004 adversely affected interest income relative to 2002.

The decrease in interest expense from 2003 to 2004 was due to lower average amounts outstanding under capital lease lines of credit during 2004 as compared to 2003 as well as the timing and receipt of funds from the senior debt financing in December 2004. The decrease in interest expense from 2002 to 2003 was due to lower average amounts outstanding under capital lease lines of credit during 2003 as compared to 2002, offset partially by borrowings under an equipment loan during 2003.

Income Tax Benefit (Expense)

Our effective tax rate for 2004, 2003 and 2002 was 0% due to our operating losses.

Net operating loss carryforwards

As of December 31, 2004, Occam’s net operating loss carryforwards were approximately $216.7 million for federal tax purposes, expiring through 2024, and $142.4 million for state tax purposes, expiring through 2014. Under the change in ownership provisions of Section 382 of the Internal Revenue Code, utilization of the net operating loss carryforwards may be limited. The amount of such limitation, if any, has not been determined.

Beneficial Conversion Feature

	Year ended December 31
	2004	2003	2002
	(in thousands)
Beneficial Conversion Feature	$(3,288)	$(3,038)	$(541)

We recorded beneficial conversion feature charges to net loss attributable to common stockholders of $3.3 million upon the issuance of our Series A-2 preferred stock and warrants during 2004, $3.0 million upon the issuance of our Series A-2 preferred stock during 2003 and $0.5 million upon the issuance of Occam CA’s Series B-1 and Series C preferred stock during 2002. These non-cash charges were calculated using the deemed value of common stock on date of issuance, subtracting the accounting conversion price and then multiplying the resulting amount by the sum of the number of shares of common stock into which the Series A-2, B-1 and C preferred stock were converted.

Warrants issued with Series C preferred stock

	Year ended December 31
	2004	2003	2002
	(in thousands)
Warrants issued with Series C preferred stock	$—	$—	$(255)

Upon the issuance of Occam CA’s Series B-1 and Series C preferred stock during 2002 we recorded $255,000 as a non-cash issuance cost of the Series C preferred stock relating to the issuance of warrants to acquire 1,546,294 shares of Series C preferred stock (the fair value of which is calculated using the Black-Scholes valuation model with the following assumptions: risk free interest rate of 5%, a volatility factor of 50%, a contractual life of four years and no dividend yield), issued on the close of the merger with Occam CA.

Interest attributable to common stock potentially subject to rescission

	Year ended December 31
	2004	2003	2002
	(in thousands)
Interest attributable to common stock potentially subject to rescission	$—	$500	$(500)

We are aware that the sale of 5,899,755 shares of Occam CA Series C preferred stock to 18 Occam CA stockholders may have been in violation of Section 5 of the Securities Act of 1933, as amended (the “1933 Act”). If such a violation did in fact occur, the stockholders who purchased these shares would have had a right to rescind their purchases. If a stockholder successfully asserted a rescission right, we would have been obligated to repurchase the common stock into which that stockholder’s Occam CA Series C preferred stock had been converted in connection with the merger for the full price paid for the Occam CA Series C preferred stock purchased by such stockholder, plus interest. The Company may thus have had a contingent liability to the Occam CA Series C preferred stock investors in the aggregate amount of approximately $10 million plus interest. The 1933 Act requires that any claim brought for a violation of Section 5 be brought within one year of the violation. Until this one-year period elapsed on May 14, 2003, the amount paid for these shares was presented on the consolidated balance sheet of the Company outside of total stockholders’ equity. We believe that the sale of the Occam CA Series C preferred stock was not in violation of Section 5 of the 1933 Act and no such claims have been made. Interest of $300,000 and $500,000 was accrued during the fiscal years ended December 31, 2003 and 2002, respectively, relating to this matter as required by the SEC. Upon expiration of the statue of limitations for violation of the 1933 Act in 2003, we have reversed $800,000 of interest that had been accrued during the one-year claim period and have reclassified common stock potentially subject to rescission into stockholders’ equity.

Six-month periods ended June 30, 2005 and 2004

Sales

Sales increased by $9.2 million to $15.7 million for the six-month period ended June 30, 2005, compared to sales of $6.4 million for the six-month period ended June 30, 2004. We continued to expand our customer base throughout fiscal 2005 which combined with repeat orders from existing customers contributed to the increased sales over the same period last year. We expect sales to continue to grow throughout fiscal 2005, subject to, among other things, continuing improvements in the market for telecommunications equipment.

Cost of revenue

Cost of revenues for these periods included the cost of products shipped for which revenue was recognized and the costs of manufacturing yield problems, field replacements, rework costs, underabsorption of manufacturing overhead, and provisions for obsolete inventory. Cost of revenue was $11.9 million for the six-

month period ended June 30, 2005, compared to $7.5 million for the six-month period ended June 30, 2004. Gross profits improved to 24% of sales in six-month period ended June 30, 2005 compared to a gross loss of 17% of sales for the same period in 2004. This gross profit improvement was primarily due to increased sales of BLC 6000 products, the substantial reduction of manufacturing yield problems, field replacements and rework costs as well as the reduction in product manufacturing costs.

Gross profits for the six months ended June 30, 2005 were reduced by write-downs totaling $358,000 of certain discontinued and obsolete inventory. Gross profits for the six-months period ended June 30, 2004 were adversely affected by additional estimated costs of $2.5 million to cover yield problems on certain new products and unusually high warranty expenses for those products. Management believes these costs were necessary to maintain customer satisfaction. There were no returns for refunds related to these product issues.

Research and product development expenses

Research and product development expenses consist primarily of salaries and other personnel-related costs, prototype component and assembly costs, third-party design services and consulting costs, and other costs related to design, development, and testing of Occam’s products. Research and product development costs are expensed as incurred, except for capital expenditures, which are capitalized and depreciated over their estimated useful lives, generally two to five years. Research and product development expenses were $3.4 million for the six-month period ended June 30, 2005, a decrease of 13% from the $4.0 million for the comparable period in 2004. This decrease was primarily due to management’s continued expense controls throughout the six months ended June 30, 2005 and $0.1 million of engineering expenses paid for by a strategic partner. We expect our research and product development expenditures for the remaining six months of 2005, to increase slightly as we continue to add new and enhanced features to our product offerings.

Sales and marketing expenses

Sales and marketing expenses consist primarily of salaries and other personnel-related costs; development and distribution of promotional materials, and other costs related to marketing, sales, public relations, and customer support activities. Sales and marketing expenses increased by $0.4 million to $3.6 million for the six-month period ended June 30, 2005, compared to $3.2 million for the six months ended June 30, 2004. This increase was primarily due to increased head count, commissions and other promotional expenses incurred in an effort to increase revenues and market penetration. We expect sales and marketing costs to increase slightly over the remaining six months of the year as we make additional expenditures to increase sales and expand our business.

General and administrative expenses

General and administrative expenses consist primarily of salaries and other personnel-related costs for executive, finance, human resources, and administrative personnel. Additionally, general and administrative expenses include professional fees, liability insurance and other costs of a general corporate nature. General and administrative expenses increased to $1.4 million for the six-month period ended June 30, 2005, compared to $1.1 million for the same period in 2004. General and administrative expenses increased, primarily due to higher legal and consulting costs. We expect our general and administrative expenditures to increase marginally in the remaining six months of 2005, as Occam continues to incur costs to comply with various requirements of the Sarbanes-Oxley Act, in particular compliance with Section 404 relating to internal controls.

Stock-based compensation

Amortization of deferred stock-based compensation included amortization of deferred stock-based compensation, net of reversals related to expense previously recorded on options, which were unvested and subsequently cancelled. Such amortization expense is included in operating expenses in the accompanying consolidated statements of operations as follows (in thousands):

	Six months ended June 30,
	2005	2004
Amortization of deferred stock-based compensation and other stock-based compensation expenses included in:
Research and product development	$282	$379
Sales and Marketing	42	72
General and Administrative	4	34

	$328	$485

At June 30, 2005, Occam had $295,000 of unamortized deferred stock compensation, which it will amortize over the remaining vesting period of the underlying options.

Provision for income taxes

Occam’s effective federal tax rate for six month periods ended June 30, 2005 and 2004 was 0% due to Occam’s net operating losses.

As of June 30, 2005, Occam’s net operating loss carryforwards were approximately $221.7 million for federal tax purposes, expiring through 2025, and $147.4 million for state tax purposes, expiring through 2015. Under the change in ownership provisions of Section 382 of the Internal Revenue Code, utilization of the net operating loss carryforwards may be limited. The amount of such limitation, if any, has not been determined.

Liquidity and Capital Resources

As of June 30, 2005, Occam had cash and cash equivalents of $11.7 million compared with $4.4 million at December 31, 2004. This net increase in cash was the result of additional sales of Series A-2 preferred stock of $5.6 million in January 2005, $4.9 million in March 2005 and $2.3 million in April 2005 offset by cash used in operations of $4.9 million.

As of December 31, 2004, we had cash and cash equivalents of $4.4 million as compared to $14.6 million as of December 31, 2003. The decrease in cash and cash equivalents was primarily due to cash used in operations of $15.5 million and partially offset by the gross proceeds from our offering of Series A-2 preferred stock of $4.2 million in March 2004, by the gross proceeds from our sale of Series A-2 preferred stock of $1.5 million in April 2004 and by the proceeds from our senior debt financing of $3.0 million in December 2004. The cash and cash equivalents balance at December 31, 2004 excludes $2.1 million of restricted cash, $2.0 million of which was used to obtain a letter of credit to support a performance bond required for us to work on a RUS funded contract for a customer. Management believes this government funded contract will be completed by the end of 2005 and the letter of credit and cash restriction will then no longer be required.

Cash used in operating activities decreased from $8.8 million for the six-month period ended June 30, 2004 to $4.9 million for the six-month period ended June 30, 2005. The decrease in cash used in operations was primarily driven by a reduction in our net losses and reductions in both accounts receivables and inventory. These improvements were partially offset by a significant reduction of our accounts payable. The reduction in our net losses was primarily driven by increased sales and gross margins.

We used $15.5 million of cash in operating activities during the fiscal year ended December 31, 2004, a decrease of $4.0 million or 21% over the $19.5 million used during the prior fiscal year. The decrease in cash used in operating activities of $4.0 million from 2004 to 2003 was primarily driven from reduced net losses as a result of increased gross margins and reductions in our operating expenses, and changes in our receivables, inventories, accounts payable and accrued expenses. Accounts receivables increased by $2.9 million as a result of increased revenues, inventories and accounts payable increased by $4.7 million and $3.3 million, respectively, as a result additional purchases in anticipation of sales and shipments in 2005 and accrued expenses increased by $1.0 million due to additional payroll, warranty and product failure accruals.

Cash used in investing activities decreased by $102,000 to $511,000 for the six month period ended June 30, 2005, compared to $612,000 for the six-month period ended June 30, 2004. This reduction in cash usage was due to lower purchases of property, equipment and other assets in the first six months of 2005 compared to the same period in 2004.

We used $2.2 million in cash in investing activities during the fiscal year ended December 31, 2004, as compared to $2.2 million during the comparable prior year period. Of the cash used in investing activities during 2004, $1.2 million represented the change in our restricted cash balance, and $1.0 million of capital expenditures. Our restricted balance increased by $1.2 million as a result of a restriction of $2.0 million required to secure a letter of credit for support a performance bond for an RUS funded contract offset by a reduction of $0.8 million from the release of restrictions by our bank relating to our line of credit facility which expired during 2004. We used $2.2 million in cash in investing activities during the fiscal year ended December 31, 2003, as compared to $15.7 million generated during 2002. Of the cash used in investing activities during 2003, $0.9 million represented restricted cash under a loan and security agreement with a bank for a revolving line of credit that is no longer in place and to secure a letter of credit provided by us, and $0.7 million represented purchases of property and equipment. In addition, during 2003 we sold our India operation, which was comprised primarily of cash balances of approximately $0.5 million. We generated $15.7 million from cash provided by investing activities in 2002, which consisted primarily of cash received from our merger with Accelerated Networks in May 2002.

Cash provided by financing activities increased to $12.7 million for the six-month period ended June 30, 2005 from $4.8 million for the six-month period ended June 30, 2004, an increase of $7.9 million. This increase was primarily attributable to Occam raising $5.6 million in January 2005, $4.9 million in March 2005 and $2.3 million in April 2005 from additional sales of Series A-2 preferred stock. In March 2004, Occam received proceeds of $3.8 million of cash from sale of Series A-2 preferred stock. Additionally, in a non-cash transaction in March 2005, a holder of an outstanding promissory note converted $535,000 of outstanding principal and accrued interest into shares of Series A-2 preferred stock.

We generated $7.5 million in cash from financing activities during the year ended December 31, 2004 as compared to $17.8 million for fiscal 2003. The cash provided from financing activities in the fiscal year ended December 31, 2004 was from the proceeds of $5.7 million from our offering of Series A-2 preferred stock and warrants, less issuance cost of $0.6 million, and the issuance of $3.0 million in senior debt with attached warrants, offset partially by repayments of $0.7 million of capital lease and other debt obligations. In connection with the senior debt agreement, we issued the lender warrants to purchase 1,666,667 shares of our common stock and 15,000 shares of our Series A-2 preferred stock. These warrants were valued using the Black-Scholes option pricing model and relative fair value of the warrants of $178,000 has been treated as a reduction in the carrying amount of the loan. The loan agreement contains numerous covenants, including covenants regarding the payment of taxes and other obligations, maintenance of insurance and reporting requirements and covenants limiting our ability, among other things, to incur debt, grant liens, make acquisitions and make certain restricted payments. The events of default under the credit facility include payment defaults, cross defaults with certain other indebtedness, breaches of covenants, failure to maintain specified revenues or tangible net worth levels on a quarterly basis and bankruptcy events. In particular, an event of default would occur if we failed to maintain revenues of at least $5,000,000 for any fiscal quarter or a tangible net worth, as defined, of at least $5,000,000 for any fiscal quarter ending on or prior to June 30, 2005 and at least $7,000,000 for any fiscal quarter thereafter.

We generated $17.8 million in cash from financing activities during the year ended December 31, 2003, as compared to $25.6 million for the comparable prior year period. The cash provided in the fiscal year ended December 31, 2002 was from the proceeds of $16.4 million from our offering of Series A-2 preferred stock during November and December 2003, $1.0 million from our offering of Series A preferred stock during January 2003, and the proceeds of notes payable of $921,000 during June and July 2003, offset partially by repayments of capital lease obligations and notes payable. The cash provided in the fiscal year ended December 31, 2002 was primarily from the proceeds of a $5.2 million from a loan from Accelerated Networks to Occam CA prior to the merger, $10.0 million from Occam CA’s offering of Series C preferred stock during May 2002, and $11.0 million from our offering of Series A preferred stock during December 2002.

We plan to continue to devote substantial capital resources to research and development activities, as well as our sales, marketing, customer service and other corporate activities. Our consolidated financial statements have been prepared on the assumption that we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

Our viability as a going concern is dependent upon our ability to successfully carry out our business plan. Since inception, we have devoted substantial effort and capital resources to developing and marketing our products. Based on our current operating plans, management believes that the recent debt financing and equity investments will be sufficient to meet our capital requirements through the twelve month period starting June 30, 2005.

We may be required to secure additional funding in the future. Such financing, if available, could take the form of additional equity or debt. To the extent we issue additional equity securities, it could result in substantial dilution to existing stockholders. In addition, the terms of any financing whether in the form of debt or equity, could contain restrictive covenants that would limit management’s flexibility. We cannot predict whether we will be able to obtain additional financing if necessary. Any failure to obtain financing could have an adverse material affect on our business, financial condition and results of operations.

Furthermore, management’s plans to attain profitability and generate additional cash flows include increasing revenues from new and existing customers, a continued focus on cost reductions, and the launch of additional products. However there is no assurance that management will be successful with these plans. If events and circumstances occur such that we do not meet our current operating plan as expected, and we are unable to raise additional financing, we may be required to reduce certain discretionary spending, which could have a material adverse effect on our ability to achieve our intended business objectives. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Working capital increased to $16.4 million at June 30, 2005, compared to $8.7 million at December 31, 2004, as Occam raised additional funds from supplementary sales of Series A-2 preferred stock in January, March and April of 2005 for gross proceeds $12.7 million.

As of December 31, 2004, we had approximately $482,000 in accrued expenses on our balance sheet for purchase commitments and outstanding payments due to one of our former principal contract manufacturers, which we expect to settle and pay in 2005.

We lease our facilities and certain assets under non-cancelable operating leases expiring through 2006, excluding various renewal options, and have a note payable with an investor, capital lease and long-term debt obligations.

The following tables summarize our minimum annual payment commitments under non-cancelable operating leases, capital leases and notes payable as of December 31, 2004 (in thousands):

		Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations (1)
Capital leases	$285	$285	$—	$—	$—
Note payable to stockholder (4)	—	—	—	—	—
Note payable to bank	212	140	72	—	—
Note payable to finance company (3)	3,000	531	2,469	—	—
Purchase Commitments (2)	4,400	4,400	—	—	—
Outstanding payments and commitments	482	—	—	—	—
Operating leases	$1,168	$716	$452	$—	$—

(1)	Contractual obligations consist of long-term debt and future minimum lease payments under capital and operating leases used in the normal course of business, and Purchase Commitment.
(2)	Under the terms of our agreement with our contract manufacturer, we issue purchase orders for the production of our products. We are required to place orders in advance with our contract manufacturer to meet estimated sales demands. The agreement includes certain lead-time and cancellation provisions. Future amounts payable to the contract manufacturer will vary based on the level of purchase requirements.
(3)	In connection with the senior debt agreement with Hercules, we issued Hercules warrants to purchase 1,666,667 shares of our common stock and 15,000 shares of our Series A-2 preferred stock. These warrants were valued using the Black-Scholes option pricing model and relative fair value of the warrants of $178,000 has been treated as a reduction in the carrying amount of the loan.
(4)	In March 2005, the principal and accrued interest of $534,790 on an outstanding note payable to one of our stockholders was cancelled and converted into shares of our Series A-2 preferred stock.

		Amount of commitment expiration per period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Letter of credit (5)	$1,980	$1,980	$—	$—	$—

(5)	The letter of credit was put in place to support a performance bond for a Rural Utility Supplier (RUS) contract being performed by us.

Off balance sheet arrangements

We enter into indemnification provisions under (i) our agreements with other companies in our ordinary course of business, typically with our contractors, customers, landlords and (ii) our agreements with investors. Under these provisions, we generally indemnify and hold harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of our activities or, in some cases, as a result of the indemnified party’s activities under the agreement. These indemnification provisions generally survive termination of the underlying agreement. The maximum potential amount of future payments we could be required to make under these indemnification provisions is generally unlimited. We have has not incurred material costs to defend lawsuits or settle claims related to these indemnifications agreements. As a result, we believe the estimated fair value of these agreements is minimal. Accordingly, we have no liabilities recorded for these agreements as of March 31, 2005, December 31, 2004 and 2003.

Recent Accounting Pronouncements:

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. These requirements apply to all voluntary changes and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 is effective for fiscal years beginning after December 15, 2005. As such, we are required to adopt these provisions for the fiscal year beginning January 1, 2006. We are currently evaluating the impact of SFAS 154 on our consolidated financial statements.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payments,” that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123(R) will require Occam to measure all employee stock-based compensation awards using a fair-value method and record such expense in its consolidated financial statements. The adoption of SFAS No. 123(R) will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. SFAS No. 123(R) is effective beginning in the quarter ending March 31, 2006. We expect the adoption of SFAS 123(R) to have a material impact on our results of operations.

In December 2004, the FASB issued SFAS No. 153 “Exchanges of Nonmonetary Assets, an amendment of APBO 29” to address the accounting for nonmonetary exchanges of productive assets. SFAS No. 153 amends APBO 29, “Accounting for Nonmonetary Exchanges,” which established a narrow exception from fair-value measurement for nonmonetary exchanges of similar productive assets. SFAS No. 153 eliminates that exception and replaces it with an exception for exchanges that do not have commercial substance. Under SFAS No. 153 nonmonetary exchanges are required to be accounted for at fair value, recognizing any gains or losses, if their fair value is determinable within reasonable limits and the transaction has commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 apply to nonmonetary asset exchanges in fiscal periods beginning after June 15, 2005. Adoption of SFAS No. 153 is not expected to have a material impact on Occam’s financial position, results of operations or cash flows.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—an amendment of ARB No. 43, chapter 4.” SFAS No. 151 requires that “abnormal” amounts of idle facility expense, freight, handling costs, and wasted material are to be recognized as current-period charges rather than as components of inventory. The statement also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Occam adopted SFAS No. 151 during the fourth quarter of 2004. The implementation of SFAS No. 151 did not have a material impact on Occam’s financial position, results of operations or cash flows.

Change in Independent Registered Public Accounting Firm

On June 22, 2005, the Audit Committee of our Board of Directors dismissed PricewaterhouseCoopers LLP, or PwC, as our independent registered public accounting firm. The reports of PwC on our financial statements for the fiscal years ended December 31, 2003, and December 31, 2004, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles; however, the reports in each year contained an explanatory paragraph expressing substantial doubt regarding our ability to continue as a going concern.

During our two most recent fiscal years ended December 31, 2003, and December 31, 2004, and through June 22, 2005, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to PwC’s satisfaction, would have caused PwC to make reference thereto in its reports on our financial statements for such years.

During our two most recent fiscal years ended December 31, 2003, and December 31, 2004, and through June 22, 2005, there were no reportable events (as described in Item 304(a)(1)(v) of Regulation S-K promulgated under the Securities Act), except that PwC advised our Audit Committee and management that PwC noted internal control deficiencies related to the following: (i) a material weakness for the failure to properly recognize revenue with respect to a certain contract recorded during the quarter ended June 30, 2004; and (ii) a significant deficiency for the failure to properly classify deferred revenue within the financial statements during the quarter ended March 31, 2005. These deficiencies were discussed with the chairman of the Committee and representatives of our management, as were the proposed remedial actions. We have remedied the deficiency relating to revenue recognition by filling a vacancy that existed in our finance department and by establishing new procedures to prevent future recurrences of such deficiency. We have remedied the deficiency relating to the deferred revenue classification by adding a deferred revenue liability account to our quarterly reconciliation accounts list.

On June 28, 2005, our Audit Committee engaged Singer Lewak Greenbaum & Goldstein LLP, or SLGG, as our independent registered public accounting firm. SLGG has not completed any audit or issued any report regarding the financial statements and other financial information included in this prospectus. During our two most recent fiscal years ended December 31, 2003, and December 31, 2004, and through June 28, 2005, neither we nor anyone acting on our behalf consulted with SLGG regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K). Occam has authorized PwC to respond fully to the inquiries of SLGG concerning the subject matter of each material weakness and significant deficiency previously identified by PwC.

Disclosure Controls and Procedures

During the course of the most recent audit of our year-end financial statements and our preparation and review of subsequent quarterly financial statements, our management and independent auditors have identified internal control deficiencies that could be deemed to be “material weaknesses” or “significant deficiencies” if Section 404 of the Sarbanes-Oxley Act were currently applicable to Occam.

An internal control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A “material weakness” is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. A “significant deficiency” is a control deficiency, or combination of control deficiencies, that adversely affects the company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles. In the case of a significant deficiency, a more-than-remote likelihood exists of a misstatement of the company’s annual or interim financial statements that is more than inconsequential.

Our identified control deficiencies relate to (i) the documentation, assessment, and testing of key controls over financial processes, including revenue recognition; (ii) limitations in financial staffing, with related inadequacies in segregation of duties; (ii) processes for preparation and review of SEC filings, press releases and review of financial schedules; and (iii) the documentation and review of the basis of, support for, and considerations surrounding significant accounting estimates. As Section 404 of the Sarbanes Oxley Act does not currently apply to us, management has not concluded whether these control deficiencies in fact constitute “material weaknesses” or “significant deficiencies” but believes it likely that one or more would.

To address the observed internal control deficiencies, our management has initiated a remediation process. Our management believes that remediation is not complete and will continue in future periods. Remedial actions to date include the following: (i) increasing staffing in our finance department; (ii) weekly revenue reviews by our Chief Financial Officer, Chief Executive Officer, and appropriate finance staff; (iii) engaging an outside consultant to review our internal controls and procedures and to recommend and assist in remediation, where applicable; and (iv) implementation of a disclosure committee.

Quantitative and qualitative disclosure about market risk

Because our portfolio of cash equivalents is of a short-term nature, we are not subject to significant market price risk related to investments. However, our interest income is sensitive to changes in the general level of taxable and short-term U.S. interest rates. We generally invest our surplus cash balances in high credit quality money market funds with original or remaining contractual maturities of less than 90 days. We do not hold financial instruments for trading or speculative purposes. Our long-term debt and liabilities have fixed interest rates and therefore are not subject to significant interest rate risks. We do not use any derivatives or similar instruments to manage our interest rate risk.

BUSINESS

Overview

We design, develop and market a suite of Broadband Loop Carriers (“BLCs”), which are Ethernet- and IP-based loop carrier platforms that enable telecommunications service providers to offer a variety of traditional as well as packetized voice, broadband and Internet Protocol (“IP”) services from a single, converged, all-packet access network. In addition, we market a line of remote terminal cabinets to house our products in remote locations. We supply our products to local and regional telecommunications carriers, independent telephone companies and international telecommunications carriers that deliver or wish to deliver voice, data, Internet access and video services to the residential, small and medium business and large enterprise markets over existing copper telephone lines.

We design our products to alleviate the “bottleneck” currently experienced by many carriers in delivering voice and broadband services from their central offices or remote locations to individual customer premises—the network segment commonly referred to as the “last mile” or the “local loop.” We design our products with packet switching technology, such as Ethernet and Internet Protocol, two of the fundamental components used to build the Internet. These building blocks are used to develop a family of integrated products that deliver voice, data, Internet access and video services over the local loop’s existing copper wires by converting each customer line into a broadband loop. We believe that our single solution to the local loop “bottleneck” will enable carriers to consolidate, aggregate and integrate multiple, single-purpose network components, substantially reducing their capital expenditure requirements, streamlining their network, and reducing their operating costs. Deployment of our products could also enable carriers to generate new revenue streams by delivering a wider variety of voice, data, Internet access and video services by virtue of the increase in available bandwidth.

We were incorporated in Delaware in 1996 as Accelerated Networks and in 2002 merged with Occam Networks Inc., which was incorporated in California in 1999. In connection with the merger, we changed our name to Occam Networks Inc. Our principal executive offices are located at 77 Robin Hill Road, Santa Barbara, California 93117. Our telephone number at that address is (805) 692-2900. Our website is www.Occamnetworks.com. The contents of our website are not incorporated by reference into this prospectus.

Industry Background

Existing Network Infrastructure

Today’s wired telecommunications infrastructure consists of three separate interconnected networks: the long haul network, which provides long distance service and interconnects regional carrier networks; the metro network, which services a region and interconnects carrier central offices; and the local loop access network, which provides connectivity from the carrier’s offices to the customer. The local loop access network consists of central offices, which house the carrier’s telephone switches, customer premise equipment, and copper wire or fiber optic cable that interconnects the central office and the customer premise. Some carriers have also deployed remote terminals that reside between the central office and customer premise to shorten the length of the copper wire or fiber optic cable between the customer and the carrier’s equipment.

Limitations of Existing Telecommunications Infrastructure

The communications network has experienced significant growth and change during the past decade as the exponential growth of networks and the Internet, and the accompanying increase in data traffic, have increased demand for high bandwidth communications networks. Telecommunications carriers have had difficulty, however, in meeting this increased demand for broadband Internet access and other bandwidth intensive applications and services due to significant constraints of the traditional copper wire communications infrastructure. To begin addressing increased customer demand for higher bandwidth, carriers began deploying high-speed optical networks in the long haul and metro portions of their networks. However, a bottleneck continues to impede effective delivery of high-bandwidth services in the local loop access network. Specifically, the existing local loop infrastructure was originally designed for low-speed analog voice traffic rather than high-speed digital data transmission. Access to video over a dial-up modem is nearly impossible. The cost of rewiring individual customer premises with fiber optic cable to deliver higher bandwidth services, however, is not economically viable and is time consuming. Thus, telecommunications carriers have sought to employ alternative technologies to make more efficient use of the existing copper wire infrastructure in the local loop.

Emergence of DSL for Broadband Access

In order to overcome the inherent limitations of copper wire in the local loop and meet the increased demand for broadband service, telecommunications carriers began deploying new technologies. The most common of these technologies is digital subscriber line, or DSL, technology, which enables broadband access over the existing copper wire in the local loop. The actual amount of bandwidth delivered to each DSL customer is dependent upon the distance between the customer location and the carrier’s DSL equipment. For example, for carriers to deliver the bandwidth to a customer with asymmetrical DSL, the customer must be located within 18,000 feet of the carrier’s DSL equipment.

DSL equipment can be located in a central office or in digital loop carriers, which are in remote terminals, placed curbside primarily in residential areas. These remote terminals serve approximately 25% of all telephone customers in the United States. In order to provide DSL service to a customer whose first access point to the telecommunications network is through a remote terminal, the carrier must deploy DSL equipment in the remote terminal.

Carriers have traditionally deployed separate network equipment in the remote terminal to deliver voice and DSL services. Deploying separate network equipment is costly and, because of space constraints at the remote terminal, places significant limitations on the number of customers served. Carriers are seeking an integrated system for the delivery of voice and DSL services in order to deliver broadband access to a larger number of customers while significantly reducing the total costs of DSL deployment and operation.

Increased Competition in Telecommunications Services Market

As cable service providers enter traditional telecommunication markets, carriers are seeking to add additional high-bandwidth, high-margin services to their networks, such as broadcast video and video on demand. In order to deliver video to residential customers, telecommunications carriers will be required to deploy the latest generation of asymmetrical DSL (ADSL2+) to provide enough bandwidth to enable broadband transmission of multiple video streams over the local loop. ADSL2+ can support simultaneous two or three video channels to distances of 8,000 to 10,000 feet. The introduction of either of these DSL technologies in the local loop will likely result in broader deployment of remote terminals and an increase in the percentage of telecommunications customers who are delivered DSL through these remote terminals. In addition to DSL’s distance limitations, transmission speeds are also limited by the architecture and capabilities of the equipment that is currently deployed in the remote terminals.

Transitioning of the Telecommunications Network

The telecommunications network was developed and optimized for voice traffic using circuit switched technology and large, complex voice switches. As the demand for broadband services has increased, telecommunications carriers have had to deploy new technologies to overcome the limitations that circuit switch technology and traditional voice switch technologies have imposed on the existing telecommunications network. Two of the technologies recently developed to overcome these limitations are packet switched technology and soft switches.

Packet switched technology is designed to resolve the inefficiencies in the existing telecommunication network caused by the reliance on circuit switched technology. A circuit switched network establishes a circuit from end-to-end for the duration of each call, with a fixed amount of allocated bandwidth for delivery of each call. Data and Internet sessions, however, are of varying duration and require varying amounts of bandwidth throughout the course of each session. Nevertheless, when sent over a circuit switched network, the amount of bandwidth consumed per session is constant, whether or not voice or data is being transmitted at any particular time during the session. As the amount of data and Internet traffic as a percentage of the total traffic carried over the telecommunications network has grown, the network’s reliance on circuit switched technology has rendered it increasingly unable to meet the growing demand for broadband services. As a result, carriers have had to reexamine the architecture of their network and transition to a packet-switched architecture that handles voice, data and video more efficiently by using bandwidth only when voice or data is actually being sent. By using bandwidth in this manner, the carrying capacity and efficiency of the existing telecommunications network is greatly increased, thus permitting the network to deliver a greater amount of broadband service to a greater number of customers. This new architecture is being built on the same technology that is the foundation for the Internet. Packet-based carriers have begun the transition to packet technology in their long haul and metro networks and are now moving toward the same transition in the local loop.

Softswitches are designed to resolve some of the inefficiencies and cost issues associated with the existing telecommunications network’s reliance on large, complex voice switches. Traditionally, voice switches use circuit switch technology and direct the majority of voice calls in the telecommunications network today. The complexity and proprietary nature of the technology used in these large switches has increased the operational and capital costs of deploying these products and has also led to long lead times in carriers’ ability to deliver new voice and other telecommunications services. A new generation of switches called softswitches, developed by numerous vendors using open standards rather than proprietary technology, offers carriers an attractive alternative at a fraction of the cost of traditional circuit switches. A softswitch refers to a voice switch, which has been developed using open standards and is capable of acting as a bridge between traditional voice traffic and packet-based data traffic. This reliance on open standards rather than proprietary technology promotes and facilitates more rapid development and deployment of new services that carriers can offer to customers. Softswitches are a key component of the new packet architecture and enable carriers to maximize the efficiencies of packet switching.

Softswitches are already being deployed by carriers in the long haul portion of the network and are being moved out to the local loop access network. This transition to a softswitch controlled voice network is likely to take several years. To facilitate this transition, carriers are seeking to build a new local loop infrastructure using the packet switched technology described above that will coexist with the existing circuit switch technology. The element of the local loop infrastructure that allows it to coexist with the voice switches and softswitches is called a media gateway. Carriers are seeking a solution that integrates the local loop infrastructure with media gateway functionality.

The Occam Networks Solution

Our BLC 6000 product line is an equipment system with components deployed in remote terminals and in central offices. The system provides connectivity from the residence or business premises to the carrier’s central office. Remote terminals provide the connections to the end customer and aggregate the service traffic for multiple customers for connection to the central office. The central office equipment combines individual user voice and data traffic flows from multiple remote terminals into a format interoperable with existing telephone and data switches. Because the BLC 6000 system converts an ordinary telephone line, or local loop, into a broadband loop, we refer to our product as a Broadband Loop Carrier, or BLC.

The BLC 6000 system integrates into a single product line the functionality that is currently provided by separate voice and DSL access products. The BLC 6000 adds video capabilities to the voice and data service mix that is supported. It is a modular system that can be deployed in very high capacity networks, but also proves economical for low capacity sites. It can be deployed with as few as 48 ports in a 1 3/4” high stackable shelf or up to 576 ports in a high capacity 12-slot chassis. Deployed in standard racks in a central office or in large remote terminal cabinets, it can support tens of thousands of customers. Our BLC systems are environmentally hardened to withstand wide variations in temperature, humidity and other environmental conditions found in telephone company outside plants.

Lower Cost to Activate DSL Customers

Our BLC systems support DSL and voice for every customer connected to a remote terminal where a BLC has been deployed. This feature enables carriers to eliminate the need to dispatch technicians to install or configure DSL equipment at the remote terminal, which significantly reduces the carrier’s cost of activating a new customer. In addition, the carrier can further reduce its cost of customer acquisition through targeted marketing of its DSL services to specific geographic communities of customers.

Leverage Internet Technologies

Our BLC systems are built using packet switch technologies that enable the carrier to build a scalable local loop infrastructure. These technologies include Ethernet, which delivers much more network bandwidth than normally available between the remote terminal and the carrier’s central office at a fraction of the cost.

Our BLC systems employ standards-based packet processing technology to identify, classify and prioritize individual voice, data, Internet and video traffic streams based on the quality of service required for each stream. Voice streams, for instance, are the most sensitive to transmission delays and are thus always given higher priority than other traffic streams. This ability to classify and prioritize traffic streams enables carriers to deliver all of these services from a single infrastructure with the assurance that each service will be delivered at the appropriate level of quality.

Softswitch Interoperability

The BLC 6000 system also has integrated media gateway functionality, which eliminates the need for a separate media gateway. This results in significant cost and space savings at the remote terminal. The integrated media gateway functionality allows the BLC 6000 system to interoperate with the existing voice switches and softswitches simultaneously and facilitate a smooth transition from one to the other. In addition, the integrated media gateway also allows carriers to start delivering advanced voice, fax and messaging services, like unified messaging and follow-me services.

We also provide our customers OccamView, a management system that enables remote activation and troubleshooting of voice and DSL services. OccamView reduces a carrier’s costs for activating a new customer and providing customer support. By using OccamView, a carrier reduces or eliminates costly installations by technicians.

The Occam Networks Strategy

Our strategy is to become a leading provider of local loop access equipment to telecommunications carriers, such as regional bell operating companies, independent telephone companies and international carriers. We intend to leverage our BLC product lines to establish ourselves as a leader in the advanced generation of local loop equipment. This equipment facilitates the deployment of broadband and telephony services, and has evolved from the Next Generation Digital Loop Carrier, or NGDLC, market. Key elements of Occam’s strategy include:

Drive Packet, Ethernet and IP Technologies into the Local Loop

We intend to leverage Internet technologies, such as Ethernet and Internet protocol, or IP, in order to facilitate carriers’ transition to a packet switched local loop infrastructure. We believe that we are the first vendor to leverage the proven scalability and resiliency of packet technology in building products for the NGDLC market. We have achieved this objective by designing all of the different elements of our products, including access interfaces, backbone interfaces and service aggregation architecture, with packet technologies.

Deliver Ethernet Transport to the DLC Market

We have integrated Ethernet transport into our Broadband Loop Carrier product line, which bridges the local loop to the metro and long haul Ethernet networks resulting in an end-to-end Ethernet service. By significantly reducing the number of network elements, carriers can simplify their networks. We have developed a new approach to building resilient backbone networks using Ethernet, called Ethernet Protection Switching. We believe that our approach of using Ethernet transport as opposed to the current transport methods, such as SONET, will allow carriers to provide greater scalability and greater bandwidth at a fraction of the cost. We will continue to deliver transport solutions that scale from 100 Mbps to 1 Gigabit per second, or Gbps, to 10 Gbps and 40 Gbs by leveraging four different generations of Ethernet semiconductor technology.

Facilitate Network Migration from Circuit Switched Architecture to Packet Switched Architecture

We have developed a family of products that enable carriers to build a local loop infrastructure that can coexist with today’s voice switching architecture and the new packet switched technology to deliver integrated voice, data and video services. We have integrated technologies such as TR-08 and GR-303 voice switch interface protocols in our BLC products that communicate with today’s circuit switched infrastructure and technologies such as Media Gateway Control Protocol (“MGCP”) that work with new softswitch architectures. We believe that carriers can reduce their capital expenditure costs significantly by migrating to a packet switched architecture and softswitches. We believe there is a significant market for our products because these products facilitate this migration given there relative cost effectiveness and enhanced delivery capabilities.

Deliver a Comprehensive DLC Solution

We deliver a family of products that represents a comprehensive DLC solution for copper and fiber-based local loop infrastructure. Our products are used as central office terminal and remote terminal platforms and for a variety of other applications, such as fiber-to-the-curb and fiber-to-the-home, through a combination of DSL, Ethernet and optical networking technologies. Our DLC solution enables traditional and softswitch voice access and DSL access. In addition, our DLC solution allows carriers to offer a variety of services, such as voice, data, Internet and video. We have integrated, or intend to integrate a variety of access interfaces, such as voice, ADSL, ADSL2Plus, VDSL, Gigabit Ethernet and Ethernet over DSL.

Drive the Development and Deployment of a Comprehensive Packet-based Video Service Delivery System

We combine our products with those of key strategic partners in the areas of set top boxes, head-end systems and video servers to offer carriers an end-to-end video delivery system. We believe that our innovative architecture, which leverages packet and Internet technologies such as multicasting and content distribution, offers carriers the ability to provide broadcast and video-on-demand services at a significantly reduced cost, making delivery of video services cost effective for carriers. We are collaborating through our alliances to design packet switched video delivery architectures and products that solve many of the problems with today’s deployments, including scalability and affordability.

Aggressively Pursue Innovators in the Carrier Market

We leverage our packet switched architecture, integrated voice, data and video capabilities, scalability and lower service delivery costs to facilitate sales to local telephone carriers. Our initial focus is on innovative carriers that are known to adopt and apply new technologies, have begun to transition to a packet switched architecture and are interested in delivering new softswitch voice, Ethernet and/or video services. Adoption by these customers has enabled us to enter the market and establish our market awareness and reputation.

Continue Technological Innovation

We currently hold thirteen issued patents and have several additional patent applications pending. These areas of intellectual property continue to be integrated into our products. We believe that our continued focus and emphasis on innovation will enable us to extend our technology leadership through continual enhancement of existing products and the development of new products that address the needs of the carrier market for local loop solutions. We believe that our adoption of open standards, such as Ethernet, and open-source software, such as Linux, will allow us to leverage the knowledge base of the global development community, thereby accelerating the introduction of new products and product enhancements.

Our research and development philosophy is to focus on the integration of technology from industry-leading semiconductor and software vendors with our innovation applied toward specific carrier network problems. We believe that this approach will continue to enhance our ability to rapidly bring innovative products to market while continuing to build our portfolio of intellectual property.

Agreements with Tellabs

In March 24, 2005, we entered a strategic alliance with Tellabs, Inc. and certain of its subsidiaries. We believe that this alliance broadens our distribution channels and improves our ability to access large telecommunication companies such as the regional Bell operating companies. Our agreements with Tellabs are described in more detail below. In addition in connection with the alliance, Tellabs made a $2.0 million investment in our Series A-2 preferred stock.

Manufacturing License Agreement

We have entered into a Manufacturing License Agreement dated March 21, 2005 with Tellabs Petaluma, Inc. (“TPI”), a subsidiary of Tellabs, Inc. and previously known as Advanced Fibre Communications, Inc. Under the manufacturing license, we have licensed TPI the right to manufacture a specific list of our broadband loop carrier (BLC) products.

TPI may distribute and sell the BLC products that it manufactures only to an identified list of customers to whom we have given TPI exclusive rights, as described below. These customers include companies affiliated with the following three regional Bell operating companies: BellSouth, SBC, and Verizon. In addition, the customer list includes five independent operating companies in the United States, certain regional telecommunications service providers in Canada, and certain Verizon subsidiaries in identified markets in the Caribbean and Latin America. TPI may distribute and sell the BLC products to these customers only for use as part of the customer’s telephone networks in the United States or Canada and, with respect to sales to the Verizon subsidiaries, in the identified markets in the Caribbean and Latin America.

The license rights granted under the manufacturing license are exclusive in that we may not sell the listed BLC products to this list of customers for two to three years, with the time period depending on the potential customer. To maintain exclusivity for each potential customer, TPI must conduct a successful lab trial with each customer within 18 months to two years (depending on the customer) and enter into definitive written agreement to sell a BLC product to that customer within two to three years (again depending on the customer and when the lab trial is completed). TPI can extend the period to achieve these milestones by paying us an extension fee. In exchange for the license, TPI will pay us a royalty for each BLC product sold by TPI. The manufacturing license agreement will expire when the last exclusivity period has expired.

Technology License Agreement

We also entered into a Technology License Agreement dated March 21, 2005 with TPI. Under the technology license agreement, we licensed TPI the right to integrate parts of our gigabit ethernet switching and transport subsystems technology (known as “Blade Technology”) into TPI Fiber to the Curb (FTTC) card products. The license is nonexclusive and is not restricted to a particular set of customers. In exchange for the license, TPI will pay us a royalty for each FTTC card product sold by TPI. TPI will also compensate us for transferring the Blade Technology to TPI and for helping TPI to integrate the Blade Technology into FTTC card products. The term of the technology license agreement is five years, but the license granted is perpetual, subject to the conditions set forth in the agreement.

Supply Agreement

We entered into a Supply Agreement with Tellabs North America, Inc. (“TNA”), a subsidiary of Tellabs, Inc. We will supply TNA with BLC products for demonstration and testing purposes associated with the sale of BLC products by TPI to the listed exclusive customers under the Manufacturing License Agreement. TNA will supply us with telecommunication cabinet products and BLC products, which BLC products are manufactured by TPI under the Manufacturing License Agreement. The supply agreement will terminate when the Manufacturing License Agreement terminates.

Products

Current Products

BLC 6000 System.    The BLC 6000 is Occam’s flagship product line. It was announced in May 2003 as a modular BLC system that would be introduced in phases, with new capabilities added throughout its product lifecycle. The first elements of the BLC 6000 became available at the end of Q2 2003 and new elements and capabilities have been added each quarter since its initial shipments. Currently the product line consists of two chassis styles and nine electronics subassemblies, or “blades”.

•	BLC 6001 Stackable Chassis. The BLC 6001 chassis houses a single BLC 6000 blade. It may be deployed as a standalone unit for low capacity applications or as part of a stack with other units for medium density applications.

•	BLC 6012 High Capacity Chassis. The BLC 6012 chassis houses up to twelve BLC 6000 blades for deployment in high capacity applications.

•	6150 Lifeline POTS Blade. The 6150 Lifeline POTS Blade provides 48 Plain Old Telephone Service (POTS) ports for customer telephone service and multiple Gigabit Ethernet ports for optical fiber transport and blade interconnection along with multiple T1 ports.

•	6151 Lifeline POTS Blade. The 6151 Lifeline POTS Blade provides 48 Plain Old Telephone Service (POTS) ports for customer telephone service. It is designed to operate with other blades providing the Gigabit Ethernet transport function.

•	6208 ADSL Blade. The 6208 ADSL Blade provides 48 ADSL ports for customer data and video services, and multiple Gigabit Ethernet ports for optical fiber transport and blade interconnection.

•	6235 ADSL and POTS Blade. The 6235 ADSL and POTS Blade provides 24 combination POTS and ADSL ports, along with four 100Mbps Ethernet ports and four T1 ports. It is designed to operate with other blades providing the Gigabit Ethernet transport function.

•	6248 ADSL and POTS Blade. The 6248 ADSL and Lifeline POTS Blade provides 48 combination POTS and ADSL ports for voice, data, and video service delivery and multiple Gigabit Ethernet ports for optical fiber transport and blade interconnection.

•	6440 Optical Packet Transport Blade. The 6440 Optical Packet Transport Blade provides Gigabit Ethernet ports for optical fiber transport and blade interconnection, and supports up to 8 T1 lines for transport or up to 4 T1 lines for customer service delivery.

•	6640 Subscriber Trunk Gateway Blade. The 6640 Subscriber Trunk Gateway Blade provides up to 8 T1 connections supporting traditional voice switches using the TR-08 or GR-303 voice interface protocols. It also supports multiple Gigabit Ethernet ports for optical fiber transport and blade interconnection.

•	6212 ADSL2+ Blade. The 6212 ADSL2+ Blade provides 48 ADSL2+ ports for customer data and video services, and multiple Gigabit Ethernet ports for optical fiber transport and blade interconnection.

•	6252 ADSL2+ and POTS Blade. The 6252 ADSL2+ and Lifeline POTS Blade provides 48 combination POTS and ADSL2+ ports for voice, data, and video service delivery and multiple Gigabit Ethernet ports for optical fiber transport and blade interconnection.

Cabinets.    Our broadband loop carrier solution includes a Series of remote terminal cabinets for low, medium and high-density deployments in a variety of geographical areas. Our cabinets are environmentally controlled, and we believe they deliver reliable protection with a high degree of deployment flexibility. Our cabinets are full-featured enclosures that support multiple shelf assemblies with a full complement of fans, protector panels, charger/rectifiers and batteries. Occam cabinets have been configured to support the greater advanced service capacity provided by our Broadband Loop Carriers, meeting the power and heat requirements for maximum DSL, video and other high-bandwidth service take rates. They are available in configurations which support from 48 to 576 ADSL/voice lines, either copper T1 or fiber facilities, and can be deployed in point-to-point, star, ring, or daisy chain topologies. Our first cabinets became available for sale in the second quarter of 2002.

OccamOS.    The OccamOS is not a stand-alone product, but is our embedded operating system, which creates a highly extensible to tailor the Occam BLC product family to the specific requirements of each carrier. OccamOS is modular, highly scalable and provides BLCs with high reliability.

OccamView.    OccamView is a distributed element management system that enables remote management of voice and broadband services via software from any secure browser. OccamView’s open management architecture facilitates the integration of OccamView into a wide variety of operating support systems to ensure interoperability with existing systems.

Products in Development

We currently have under development products, features and functions that we believe will further enhance our product family. These development activities are generally focused on the following areas:

•	Reducing the overall cost of solutions,

•	Improving maintainability and ease of deployment for customers,

•	Adding FTTX (“fiber to the X location”) compatibility to the 6000 family, and

•	Adding features, like additional IP Layers services and local voice switching capacities that have been requested by our customers.

Recent Product Developments

During the quarter ended June 30, 2005, we enhanced the capabilities of our flagship BLC 6000 System with the announcement of fiber to the home functionality, and the delivery of an Emergency Stand Alone (ESA) feature, as well as other upgrades to our BLC 6000’s system. Our BLC 6312 Optical Line Termination (OLT)

blade and ON 2240 Optical Network Terminal (ONT) are targeted to deliver up to one gigabit per second of bandwidth to the subscriber premise, providing a cost-effective alternative, with much higher subscriber bandwidth, than passive optical networks (PON). With the addition of the ESA feature, the BLC 6000 System provides emergency services calling and local station-to-station calling during network or equipment failures, enabling customers to deploy Ethernet and IP technologies and continue to meet FCC requirements to provide lifeline POTS.

Additionally we recently upgraded the BLC 6000 System to include support for several new ADSL2Plus features including copper pair bonding, for maximizing ADSL speeds over copper telephone lines, symmetrical DSL services for business customers, long-reach DSL for customers beyond 18,000 feet, and Seamless Rate Adaptation (SRA), as well as other new features. The upgrade provides customers with standards-based implementation of ADSL2Plus bonding, Reach Extended and Symmetrical Services.

Customers

To date, our products are in operation in the networks of more than 100 customers. Our current and target customers include:

Independent Telephone Companies

There are more than 1,100 independent telephone companies providing service in the United States, accounting for approximately 15% of the total installed telephone lines. These companies vary in size from small, rural companies serving limited geographic areas with a limited number of lines to large independents like Citizens Communications Company, CenturyTel, Inc., Alltel Corporation and Cincinnati Bell. This market segment offers us the greatest potential for immediate deployment, enabling us to gain short-term revenue while increasing our sales and support infrastructure.

Regional Bell Operating Companies

Regional bell operating companies (“RBOCs”) are the Incumbent Local Exchange Carriers (“ILECs”) in the United States formed by the 1983 divestiture of AT&T and subsequently partially recombined through mergers. The four regional bell operating companies are Qwest Communications, SBC Communications, Verizon Communications Inc. and BellSouth Corporation, accounting for approximately 85% of the total installed telephone lines in the United States.

Competitive Local Exchange Carriers

The 1996 Telecommunications Act opened the way for Competitive Local Exchange Carriers (“CLECs”) to compete against the ILECs, such as the RBOCs, using their local loop facilities. As a result, some long distance telephone companies such as MCI and AT&T and smaller, less well-known operations have initiated CLEC operations. In situations where the CLEC operations are “facilities based” (that is, where they are actually co-locating local loop equipment in ILEC central offices) we believe there is an opportunity for Occam BLC equipment.

PTTs

PTTs are the governmental agencies and their successors responsible for combined postal, telegraph and telephone services in countries worldwide. Examples include France Telecom in France, Deutsche Telecom in Germany, Telefonica in Spain and Telia in Sweden.

Industry Relationships

An important element in our market strategy is our ability to build strategic relationships with companies who have an established presence in Occam’s target market segments. We have developed the Occam Packet Access Network Alliance, whereby independent companies can work with us to define broader solutions, perform interoperability tests, develop solutions business cases and provide cooperative customer support. The Occam Packet Access Network Alliance was announced in October 2001, and currently includes marketing relationships with companies such as Thomson, Westel, Teklec, Metaswitch (division of Data Connection), Sonus Networks, Inc., General Bandwidth, Inc., Broadsoft, Inc., Minerva Networks, Inc., Tut Systems, Inc., and Optibase, Ltd.

Research and Development

We have a team of engineers dedicated to conducting research and developing innovative solutions in specific technology areas that are strategic to our business. The collective talent of the Occam research and development team has knowledge-base and experience covering the full spectrum of technologies, ranging from digital loop carrier, voice signaling, call control, IP networking, Ethernet networking and switching, DSL, optical networking and network management. We also work with our suppliers of technology, silicon and software to further increase our technological lead over our competitors.

We continue to make substantial investments in research and development. Research and development expenses, including amortization of stock-based compensation, were approximately $7.5 million, $12.0 million and $19.2 million during the fiscal years ended 2004, 2003 and 2002, respectively. Our primary research and development center is based in Santa Barbara, California. We have additional development centers in Simi Valley, California and Mesa, Arizona.

Patents and Intellectual Property

We currently rely on a combination of patent, copyright and trademark and trade secret laws, confidentiality procedures and contractual provisions to protect our proprietary rights with respect to our technology and proprietary information. We have been granted thirteen patents, have filed several additional patent applications, and intend to file additional patent applications. These patents expire over the next 15 to 17 years. Our patent strategy is designed to protect corporate technology assets, to create access to additional technology through cross-licensing opportunities and to create opportunities for additional revenue through technology licensing. We cannot provide any assurance that any patents will be issued from pending applications or that any issued patents will adequately protect our intellectual property.

While we rely on patent, copyright, trademark and trade secret laws to protect our technology, we also believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and reliable product maintenance are essential to establishing and maintaining a technology leadership position. In addition, we continue to license technologies from third parties when necessary or useful.

Sales and Marketing

We have focused our sales and marketing efforts primarily on the major independent carriers. Our marketing efforts are designed to create brand awareness with these customers and to demonstrate our technological leadership and cost advantages in the digital loop carrier equipment market. We are educating our potential customers about our products and the benefits of our solutions through industry publications and trade shows. We also conduct education programs that present our products and the benefits of our solutions for senior management of engineering design firms who design networks for independent telephone operating companies.

We market and sell our products primarily through our direct sales organization, which establishes and maintains direct relationships with prospective customers. We employ sales engineering personnel in our sales process in order to address prospective customers’ technical issues. We work with independent engineering and services firms to assist our customers to design, build, transition, install, and support their networks. In addition, we offer our products through systems integrators that, in addition to sourcing products, provide other value-added services such as integration, test, staging, installation and third-party equipment procurement to their customers.

Kratz Communications, a value added reseller representing several end users, Palmetto Rural Telephone Coop, and CT Communications, accounted for approximately 17%, 12%, and 11%, respectively, of our revenue for the year ended December 31, 2004. For the year ended December 31, 2003, FairPoint Communications, Inc. and Comporium Group accounted for approximately 15% and 14%, respectively, of our revenues for the year. Sales during 2002 to DTC Communications, Inc., Armstrong Telephone Company, and Pan Dacom Networking AG, accounted for approximately 38%, 25%, and 13%, respectively, of our revenue for the year ended December 31, 2002. With the exception of Pan Dacom, which had been a customer of our predecessor, Accelerated Networks, our largest customers in 2003 and 2002 continued to buy additional products in 2004. While we anticipate that sales to any specific customer will vary from period to period, we expect to continue to have significant customer concentration during 2005. To date, a significant portion of our revenue has been derived from a small number of orders and our sales have been made based on individual purchase orders, rather than long-term commitments.

Technical Services and Customer Support

Our technical services and customer support organization is responsible for customer training, post-sales technical support and maintenance. We have established a technical assistance center and a test and interoperability lab, both of which are designed to allow us to provide effective and timely customer support 24 hours a day, seven days a week. We work with third party engineering, factoring and installation companies to assist carriers with the design engineering, staging, installation and initial activation of our products.

Interoperability and test engineers conduct compatibility testing in our test and interoperability lab located in Santa Barbara, California. As a critical part of the Occam solution, this group will ascertain whether our products are interoperable with all standards-based network elements including voice gateways, softswitches, DSLAMs, DLCs, Ethernet switches, DSL modems, Integrated Access Devices, and residential gateways.

Backlog

Our backlog primarily consists of purchase orders from customers for products to be delivered within the next quarter. Our backlog as of June 30, 2005, and December 31, 2004 was approximately $4.4 million and $8.2 million, respectively. Due in part to factors such as the timing of product release dates, customer purchase orders, product availability, allowing customers to delay scheduled delivery dates without penalty, or allowing customers to cancel orders within negotiated time frames without significant penalty, our backlog may not be indicative of sales during any subsequent quarter.

Competition

The market for telecommunications equipment is highly competitive and we expect that competition will increase in the future. Many of our competitors are large companies with greater name recognition and technical, financial and marketing resources than we have, which may give them a substantial advantage in developing and selling their products. Some of our competitors have gained a significant share of the market for local loop carrier equipment and further consolidation of the telecommunications industry may increase that share. In addition, many of our competitors have long-standing relationships with our prospective customers, which may give them an advantage in selling competing products. Current and potential competitors in the digital loop carrier market include Alcatel SA, Advanced Fibre Communications, Inc. (now part of Tellabs), Lucent Technologies Inc., and Calix, Inc.

We believe that the principal factors that will determine success in the digital loop carrier market include:

•	support for multiple access technologies and network protocols;

•	ability to efficiently aggregate different traffic types, such as voice, data, Internet, video;

•	flexibility and interoperability with existing and future network designs and equipment;

•	time to market;

•	cost-effectiveness (both for the equipment and its continuing cost of ownership);

•	scalability without interruption of service; and

•	reliability.

The strength of our product and solution architecture, we believe, enables us to compete effectively with all of these customer types.

Manufacturing

We outsource significant portions of our manufacturing operation to third-party manufacturers and have a signed manufacturing out-sourcing contract with CTS (formerly Smtek), located in Moorpark, California. This agreement provides for material procurement, board level assembly, testing, purchase commitments and quality control by the manufacturer. Our products are primarily manufactured in the U.S. but we are also exploring offshore manufacturing to save costs. We design, specify and monitor all of the tests that are required to meet our internal and customer quality standards. In 2001, Occam received certification to ISO 9001:2000 by TÜV Rheinland of North America. During 2004, we were audited and certified for another 3 years.

We have several single or limited source suppliers. Although our products could be redesigned to avoid using any sole source supplier, it would be expensive and time consuming to make such a change.

Geographic Information

During our last three fiscal years, substantially all of our revenue was generated within the United States and all of our long-lived assets are located within the United States.

Governmental Regulation

The markets for our products are characterized by a significant number of laws, regulations and standards, both domestic and international, some of which are evolving as new technologies are deployed. Occam’s products or the deployment of Occam’s products are required to comply with these laws, regulations and standards, including those promulgated by the Federal Communications Commission, or FCC, and counterpart foreign agencies. In some cases, we are required to obtain certifications or authorizations before our products can be introduced, marketed, or sold. While we believe that our products comply with all current applicable governmental laws, regulations and standards, we cannot assure that we will be able to continue to design its products to comply with all necessary requirements in the United States in the future. Accordingly, any of these laws, regulations and standards may directly affect Occam’s ability to market or sell its products.

In addition, FCC regulatory policies that affect the availability of broadband access for data and Internet services may impede the penetration by the customers of Occam into their respective markets, affecting the prices that these customers are able to charge, or otherwise affecting the ability of these customers to market their products and grow their business. For example, FCC regulations addressing interconnection of competing networks, collocation, unbundling of network elements, and line sharing impact our potential RBOC and CLEC customer bases.

In addition, the FCC has not clearly defined how or whether some broadband services, as well as voice over IP, should be regulated. If the FCC decides to regulate these emerging services, our customer base could be impacted. To the extent that our customers are adversely affected by these changes in the regulatory environment, our business, operating results, and financial condition may be harmed.

State regulation of telecommunications networks and service providers may also affect the regulatory environment of our marketplace. State regulators, for example, typically settle disputes for competitive access to some incumbent local exchange carrier network elements or collocation in incumbent local exchange carrier offices, which competitive carriers use to offer various services. State regulators may also regulate and arbitrate disputes concerning interconnection of networks of incumbent local exchange carriers and competitive carriers. To the extent that our customers are adversely affected by these changes in the regulatory environment, our business, operating results, and financial condition may be harmed.

In addition to federal and state telecommunications regulations, an increasing number of other domestic laws and regulations are being adopted to specifically address broadband and telecommunications issues such as liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation, consumer protection, security of data and access by law enforcement, as well as intellectual property ownership, obscenity and libel. For instance, the FTC has recommended that Congress enact legislation to ensure adequate protection of online privacy and federal online privacy legislation is currently pending in Congress. The adoption of this or other restrictive legislation could increase the costs of communicating over the Internet or decrease the acceptance of the Internet as a commercial and advertising medium, thus dampening the growth of the Internet. Because our customers use Occam’s products to facilitate both commercial and personal uses of the Internet, our business could be harmed if the growth of the Internet were adversely affected by such regulations or standards.

Countries in the European Union, or EU, have also adopted laws relating to the provision of Internet services, the use of the Internet, and Internet-related applications. For example, in the United Kingdom, an Internet service provider, or ISP, may be liable for defamatory material posted on its sites. In Germany, an ISP may be liable for failing to block access to content that is illegal in the country. In addition, the EU has adopted a data protection directive to address privacy issues, impacting the use and transfer of personal data within and outside the EU. The application of this directive within the EU and with respect to U.S. companies that may handle personal data from the EU is unsettled. Similarly, countries in Europe restrict the use of encryption technology to varying degrees, making the provision of such technology unclear. Other laws relating to Internet usage are also being considered in the EU.

The applicability of laws, regulations and standards affecting the voice telephony, broadband telecommunications and data industry in which Occam and our customers operate is continuing to develop, both domestically and internationally. We cannot predict the exact impact that current and future laws, regulations and standards may have on Occam or our customers. These laws, regulations and standards may directly impact our products and result in a material and adverse effect on our business, financial condition and results of operations. In addition, should our customers be adversely impacted by such regulation, Occam’s business, financial condition and results of operations would likely be adversely affected as well.

Employees

As of June 30, 2005, we employed 92 full-time employees, including 36 in sales and marketing, 8 in operations and manufacturing, 38 in engineering, and 10 in finance and administration. All of our employees are located in the United States. None of our employees is represented by collective bargaining agreements. We consider our relations with employees to be good.

Facilities

We are a party to lease agreements related to the following properties:

•	approximately 31,000 square feet of space in Santa Barbara, California, for executive offices and for research and product development, administrative, and sales and marketing purposes, which expires in October 2006;

•	approximately 9,000 square feet of space in Simi Valley, California, used primarily for manufacturing, research and product development, and general and administrative purposes, which expires in August 2005; and

•	approximately 1,700 square feet of space in Mesa, Arizona, used primarily for research and product development purposes, which expires in October 2005.

We believe that our existing facilities are adequate for the near term.

Litigation

IPO Allocation Cases

In June 2001, three putative stockholder class action lawsuits were filed against Accelerated Networks, certain of its then officers and directors and several investment banks that were underwriters of Accelerated Networks’ initial public offering. The cases, which have since been consolidated, were filed in the United States District Court for the Southern District of New York. The Court appointed a lead plaintiff on April 16, 2002, and plaintiffs filed a Consolidated Amended Class Action Complaint (the “Complaint”) on April 19, 2002. The Complaint was filed on behalf of investors who purchased Accelerated Networks’ stock between June 22, 2000 and December 6, 2000 and alleged violations of Sections 11 and 15 of the 1933 Act and Sections 10(b) and 20(a) and Rule 10b-5 of the 1934 Act against one or both of Accelerated Networks and the individual defendants. The claims were based on allegations that the underwriter defendants agreed to allocate stock in Accelerated Networks’ initial public offering to certain investors in exchange for excessive and undisclosed commissions and agreements by those investors to make additional purchases in the aftermarket at pre-determined prices. Plaintiffs alleged that the prospectus for Accelerated Networks’ initial public offering was false and misleading in violation of the securities laws because it did not disclose these arrangements. These lawsuits are part of the massive “IPO allocation” litigation involving the conduct of underwriters in allocating shares of successful initial public offerings. We believe that over three hundred other companies have been named in more than one thousand similar lawsuits that have been filed by some of the same plaintiffs’ law firms. In October 2002, the plaintiffs voluntarily dismissed the individual defendants without prejudice. On February 19, 2003 a motion to dismiss filed by the issuer defendants was heard and the court dismissed the 10(b), 20(a) and Rule 10b-5 claims against Occam. On July 31, 2003, we agreed, together with over three hundred other companies similarly situated, to settle with the Plaintiffs. A Memorandum of Understanding (“MOU”), along with a separate agreement and a performance bond of $1 billion issued by the insurers for these companies is a guarantee, allocated pro-rata amongst all issuer companies, to the plaintiffs as part of an overall recovery against all defendants including the underwriter defendants who are not a signatory to the MOU. Any recovery by the plaintiffs against the underwriter defendants reduces amount to be paid by the issuer companies. The settlement documents are in process and it is anticipated that we will execute the settlement documents in 2005. This settlement will require approval of the members of the class of plaintiffs and the court. We have not recorded any accrual related to this proposed settlement because we expect any settlement amounts to be covered by our insurance policies.

MANAGEMENT

Executive officers and directors

Our executive officers and directors and their respective ages as of March 31, 2005 are as set forth below:

Name	Age	Position(s) with Occam Networks, Inc.
Robert L. Howard-Anderson	48	President, Chief Executive Officer, Senior Vice President of Product Operations, and Director
Howard M. Bailey	58	Chief Financial Officer and Secretary
Mark Rumer	41	Chief Technology Officer
Russell J. Sharer	45	Vice President of Sales and Marketing
Steven M. Krausz (1)(2)	49	Chairman of the Board
Robert B. Abbott (1)	39	Director
Robert E. Bylin (1)	62	Director
Thomas E. Pardun	61	Director
Kenneth R. Cole	58	Director

(1)	Member of audit committee.
(2)	Member of compensation committee.

Robert L. Howard-Anderson has served as our President, Chief Executive Officer and Senior Vice President of Product Operations since May 2002. Mr. Howard-Anderson was Senior Vice President of Product Operations at Occam CA from February 2002 to May 2002. Mr. Howard-Anderson was Vice President of Product Operations at Procket Networks, Inc., a network infrastructure company, from August 2000 to February 2002 and Vice President of Engineering at Sun Microsystems, Inc., a computer company, from June 1995 to August 2000. Mr. Anderson has a B.S. in electrical engineering from Tufts University.

Howard M. Bailey has served as our Chief Financial Officer since June 2002. From May 2001 to June 2002, Mr. Bailey was Chief Financial Officer and Vice President of Operations of Nishan Systems, a developer and then manufacturer of IP/Ethernet switches for telecommunications service providers. From May 2000 to May 2001, Mr. Bailey served as Senior Vice President and Chief Financial Officer at C-Cube Microsystems Inc, a manufacturer of semiconductors. That company was sold to LSI Logic. From May 1998 to May 2000, Mr. Bailey served as Chief Financial Officer of Quantum Effect Devices, Inc. (now PMC Sierra), a manufacturer of microprocessors. That company went public in February 2000. Mr. Bailey has a B.S. in economics from the University of Maryland and an M.B.A. in finance from the University of Utah.

Mark Rumer has served as our Chief Technology Officer since May 2002, and was also Chief Technology Officer of Occam CA since co-founding it in September 1999. From October 1994 to September 1999, Mr. Rumer was a senior engineer at Cisco Systems, Inc., a networking equipment manufacturer.

Russell J. Sharer has served as our Vice President of Sales and Marketing since October 2003, and as our Vice President of Marketing and Business Development since May 2002, and was the Vice President of Marketing at Occam CA from July 2000 to May 2002. From December 2001 through May 2002, Mr. Sharer also served as Occam CA’s Vice President of Sales. From October 1998 until July 2000, Mr. Sharer served in various capacities at Ericsson Datacom, Inc., a networking equipment manufacturer, including Vice President of Marketing, Vice President of Product Marketing, and director of product marketing. Mr. Sharer received a B.S. in industrial engineering from California Polytechnic State University.

Steven M. Krausz has served as a director of Occam since May 1997 and has served as Chairman since May 2002. Mr. Krausz also served as a director of Occam Networks, Inc., the predecessor California corporation that acquired us in May 2002, from February 2000 to May 2002 and served as its Chairman from March 2002 until the closing of the merger, when he become our chairman. Mr. Krausz has been a managing member of several venture capital funds affiliated with U.S. Venture Partners, a venture capital firm, since August 1985. He also serves as a director of Verity, Inc., a provider of knowledge retrieval software products, and several private companies. Mr. Krausz holds a B.S. in electrical engineering and an M.B.A. from Stanford University.

Robert B. Abbott has served as a director of Occam since May 2002. He served as a director of Occam, the California corporation, from February 2001 to May 2002. Mr. Abbott is currently a Principal with Norwest Venture Partners, a venture capital firm he has been with since August 1998. He also serves as a director for several private companies. Mr. Abbott received a B.S. in electrical engineering, an M.S. in electrical engineering and an M.B.A. from Stanford University.

Robert E. Bylin has served as a director of Occam since September 2004. Mr. Bylin has served as the Chief Financial Officer of TAK Imaging, a provider of imaging processors, since November 2003. From 2001 to 2003, Mr. Bylin served as Chief Financial Officer and Chief Operations Officer for D.T. Consulting, consulting company specializing in technical integration of hardware and software systems. Prior to that he served as Chief Financial Officer and Vice President of Finance for Veridicom, Inc., a semiconductor and software company. Mr. Bylin currently serves as Chairman of the board of directors for Technology Credit Union. Mr. Bylin received a B.S. in mathematics from Trinity College and an M.B.A. from Harvard.

Thomas E. Pardun has served as a director of Occam since September 2004. Mr. Pardun recently retired and is currently engaged in board assignments, venture capital investments and management consulting. Mr. Pardun currently serves on the boards of directors of Western Digital Corporation, a manufacturer of hard-disk drives for personal computer and home entertainment markets, Exabyte Corporation, a provider of tape storage solutions, and a privately-held company. Mr. Pardun served as Western Digital’s Chairman from January 2000 to January 2002. In addition, from December 2000 to October 2001 he served as Chairman and Chief Executive Officer of edge2net, a provider of voice, data and video services. From May 1996 to July 2000, Mr. Pardun served as Chief Executive Officer of MediaOne International, an investment company investing in cable television, telephony and internet properties in the Asia/Pacific region. Prior to that, Mr. Pardun served for three years as President and Chief Executive Officer of US West Multimedia Communications Group, a US West company developing cable television and multimedia business. Mr. Pardun has also served in various executive capacities with US West Communications, Sprint, United Telecommunications, Inc., a predecessor company to Sprint, and IBM over a period of approximately twenty-seven years. Mr. Pardun received a B.B.A. in economics and marketing from the University of Iowa and Management School Certificates from Harvard Business School, Stanford University and Dartmouth University.

Kenneth R. Cole has served as a director of Occam since December 2004. Mr. Cole has served as a director since March 2004 and as Vice-Chairman since April 2004 of Valor Communications Group, Inc., a telecommunications service provider in rural communities. From January 2002 to April 2004, Mr. Cole served as Chief Executive Officer of Valor and from January 2000 to January 2002 as Valor’s President and Chief Operating Officer. Prior to 2000, Mr. Cole served in various capacities during a 26-year career at CenturyTel, Inc., a telecommunications company, including serving as Chief Operating Officer from 1999 to January 2000.

Director compensation

We currently compensate directors in cash for their service as members of our board of directors, in addition to reimbursing directors for all reasonable expenses incurred by them in attending board and committee meetings. We currently compensate our directors $4,000 per quarter for service on the board, $1,000 for each meeting they attend and $250 for each ad hoc telephone meeting.

Under the Automatic Option Grant Program in effect under our amended and restated 2000 Stock Incentive Plan, each individual who first joins our board as a non-employee director will receive, at the time of such initial election or appointment, an automatic option grant to purchase 30,000 shares of our common stock, provided such person has not previously been in our employ. In addition, on the date of each annual stockholders meeting, each individual who is to continue to serve as a non-employee board member, whether or not such individual is standing for re-election at that particular annual meeting, will be granted an option to purchase 10,000 shares of common stock, provided such individual has served as a non-employee board member for at least six months. Directors who are also employees are eligible to receive options and be issued shares of common stock directly under our amended and restated 2000 Stock Incentive Plan. As noted in the table below, in fiscal 2004 we granted options to purchase up to 450,000 shares of common stock to directors Robert E. Bylin, Thomas E. Pardun and Kenneth R. Cole under the Discretionary Option Grant Program under the amended and restated 2000 Stock Incentive Plan. In connection with their receipt of such options, Messrs. Bylin, Pardun and Cole have each waived their right to receive the automatic option grant to purchase 30,000 shares of common that they were entitled to receive upon becoming a member of our board of directors. Pursuant to agreements between us and directors Robert Bylin, Thomas Pardun and Kenneth Cole, each of these directors is entitled to an additional annual option grant to purchase 15,000 shares of our common stock each, which options are granted on or about the anniversary date of their joining our board.

Each grant under the Automatic Option Grant Program or the amended and restated 2000 Stock Incentive Plan will have an exercise price per share not less than the fair market value per share of our common stock on the grant date, and will have a maximum term of ten years, subject to earlier termination should optionee cease to serve as a member of our board of directors.

The following table sets forth options granted to our non-employee directors during the year ended December 31, 2004 and the first quarter of our year ending December 31, 2005:

	Director Grants
Name	Grant Date	Number of Securities Underlying Options Granted	Vesting Commencement Date (1)	Exercise Price Per Share	Expiration Date (2)
Steven M. Krausz	10/08/04	10,000	10/08/04	$0.090	10/07/14
Thomas C. McConnell (4)	10/08/04	10,000	10/08/04	$0.090	10/07/14
Robert B. Abbott	10/08/04	10,000	10/08/04	$0.090	10/07/14
Robert E. Bylin (3)	09/17/04	450,000	09/17/04	$0.095	09/22/14
Thomas E. Pardun (3)	09/17/04	450,000	09/17/04	$0.095	09/22/14
Kenneth R. Cole (3)	01/18/05	450,000	11/29/04	$0.105	01/17/15
Tom Frederick (4)	01/23/04	150,000	01/23/04	$0.150	01/23/14

(1)	Unless otherwise indicated each option will vest as follows: 50% on the six-month anniversary of the grant date and 50% on the one-year anniversary of the grant date.
(2)	Each option will expire on the tenth anniversary of the date of grant.
(3)	Messrs. Pardun and Bylin became members of our board of directors in October 2004 and Mr. Cole in December 2004. Each of their respective options vest at the rate of 25% commencing on the first anniversary of the grant date and the remaining 75% will become exercisable in 36 equal monthly installments.
(4)	Mr. Frederick resigned from the board in September 2004 and Mr. McConnell resigned from the board in October 2004. Each of the options included in the table above that were granted to Messrs. Frederick and McConnell terminated unexercised following their resignations from the board.

Compensation committee interlocks and insider participation

Our compensation committee is responsible for determining salaries, incentives, and other forms of compensation for directors, officers, and other employees of Occam. The committee consists of directors Steven M. Krausz and Thomas E. Pardun, neither of whom was an officer or employee of Occam during fiscal 2004. No current executive officer of Occam has ever served as a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of our board of directors or compensation committee.

Executive compensation

The following table provides certain summary information concerning the compensation earned for services rendered during the 2004, 2003 and 2002 fiscal years by our current chief executive officer and for each of our four other most highly compensated executive officers whose salary and bonus for the 2004 fiscal year was in excess of $100,000. Compensation earned for services rendered to Occam, the California corporation, are included in this table for periods prior to the May 2002 merger. No other executive officer that would otherwise have been included in this table on the basis of salary and bonus earned for the 2004 fiscal year has been excluded by reason of his or her termination of employment or change in executive status during that year.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards
Securities Underlying Options/SARs (#)
Name and Principal Positions	Years	Salary ($)	Bonus ($)
Robert L. Howard-Anderson President, Chief Executive Officer, and Senior Vice President of Product Operations	2004 2003 2002	$181,937 161,417 164,154	$	— — 25,000	— 3,225,000 3,259,199

Howard M. Bailey Chief Financial Officer	2004 2003 2002	$144,568 157,471 98,770	$	— — 25,000	— 1,000,000 2,400,000

Pete S. Patel Vice President of Operations (1)	2004 2003 2002	$140,834 159,805 184,795	$	— — —	— 865,752 65,822

Mark Rumer Chief Technology Officer	2004 2003 2002	$155,354 149,600 165,685		$18,695 10,713	— 1,000,000 50,800

Russell J. Sharer Vice President of Sales & Marketing	2004 2003 2002	$154,670 141,742 165,685	$	— —	— 1,123,000 101,910

(1)	Mr. Patel served as our Vice President of Operations from April 1999 until September 2004.

Stock option grants

We did not grant any stock options to our executive officers named above in the summary compensation table during our 2004 fiscal year.

Aggregated option exercises and fiscal year-end values

The following table provides information, with respect to each of our executive officers named above in the summary compensation table, concerning unexercised options held by them at the end of that fiscal year. None of the named executive officers exercised any stock options or stock appreciation rights during the 2004 fiscal year, and no stock appreciation rights were held by any named executive officer at the end of such year.

Aggregated Option Exercises In Last Fiscal Year And Fiscal Year-End Option Values

	Number of Unexercised Options at Fiscal Year End (#)		Value of Unexercised In-the-Money Options at Fiscal Year End ($) (1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Robert L. Howard-Anderson	3,596,099	2,888,099	—	—
Howard M. Bailey	1,854,167	1,545,833	7,000	4,200
Pete S. Patel	1,275,850	—	925	—
Mark Rumer	940,422	823,328	844	325
Russell J. Sharer	1,462,588	77,408	13,837	261

(1)	Determined based on the closing selling price per share of our common stock on the OTC Bulletin board on December 31, 2004, less the option exercise price payable per share.

Equity Compensation Plan Information

The following table provides information as of April 22, 2005, about shares of our common stock that may be issued upon the exercise of options and similar rights under all of our existing equity compensation plans, including our amended and restated 2000 Stock Incentive Plan, 1999 Stock Plan, and 2000 Employee Stock Purchase Plan. Our stockholders have approved all of our equity incentive plans. Our stockholders have not approved a grant to Gary Sbona, the former Chairman and Chief Executive Officer of Occam CA, of an option to purchase 3,880,600 shares of our common stock at an exercise price of $1.938 per share which was granted outside of a formalized plan. Occam CA’s stockholders approved its 1999 Stock Plan. Options to purchase shares of Occam CA common stock granted pursuant to Occam CA’s 1999 Stock Plan were assumed by us in connection with the merger of Occam CA and Accelerated Networks and are governed by the terms of that plan. No additional options will be issued under the 1999 Stock Plan and employee contributions and stock issuances under the 2000 Employee Stock Purchase Plan have been terminated.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (1)		Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (1)		Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders	66,397,868	(2)	$0.118	(3)	29,101,157	(4)
Equity compensation not approved by security holders	3,880,600		$1.938		—

Total	70,278,468		$0.219		29,101,157

(1)	We are unable to ascertain with specificity the number of securities to be issued upon exercise of outstanding rights under the 2000 Employee Stock Purchase Plan or the weighted average exercise price of outstanding rights under such plan. The 2000 Employee Stock Purchase Plan provides that shares of our common stock may be purchased at a per share price equal to 85% of the fair market value of the common stock on the beginning of the offering period or a purchase date applicable to such offering period, whichever is lower.

(2)	Reflects the number of shares of common stock to be issued upon exercise of outstanding options under the amended and restated 2000 Stock Incentive Plan and the 1999 Stock Plan.
(3)	Reflects weighted average exercise price of outstanding options under the amended and restated 2000 Stock Incentive Plan and 1999 Stock Plan.
(4)	Includes 23,466,157 shares available for future issuance under the amended and restated 2000 Stock Incentive Plan and 4,190,000 shares available for future issuance under the 2000 Employee Stock Purchase Plan in the event it is re-instated. The amended and restated 2000 Stock Incentive Plan provides that the number of securities available for issuance under such plan shall automatically increase on the first trading day of January each calendar year by an amount equal to five percent (5%) of the total number of shares of common stock outstanding on the last trading day in December of the immediately preceding calendar year, but in no event shall any such annual increase exceed six million eight hundred seventy-five thousand (6,875,000) shares, as adjusted for stock splits, recapitalizations and the like. If approved, Proposal Five will reduce this automatic annual increase to three percent (3%), with no maximum limitation on the amount of such increase.

Employment contracts and change in control arrangements

Robert L. Howard-Anderson, our current President and Chief Executive Officer, is a party to an employment agreement with us, which became effective as of February 14, 2002 when he joined Occam CA as Senior Vice President of Product Operations. In connection with his employment agreement, Mr. Howard-Anderson was granted an option to purchase 3,259,199 shares of our common stock at an exercise price of $0.09 per share. One-fourth of the shares subject to the option vested one year after the commencement of his employment and the remainder are vesting in equal installments each month thereafter so that the option will be fully vested and exercisable four years from the vesting commencement date. If Mr. Howard-Anderson is involuntarily terminated within twelve months following an acquisition of over 50% of our then-outstanding voting securities or a merger or consolidation in which we do not own more than 50% of the surviving entity, or through a sale or disposition of all or substantially all of our assets, vesting on the unvested portion of the option to purchase 3,259,199 shares of our common stock will accelerate and vest to the extent of an additional 25% of the number of shares originally granted.

Howard M. Bailey, our current Chief Financial Officer, is a party to an employment agreement with us, which became effective during June 2002. We agreed to compensate Mr. Bailey for the reasonable travel expenses between his home in the San Francisco Bay Area and our principal executive offices in Santa Barbara. We agreed to grant Mr. Bailey an option to purchase 2,400,000 shares of our common stock, 1,000,000 shares of which were granted as of June 17, 2002 at an exercise price of $0.20 per share, and 1,400,000 of which were granted on December 17, 2002 at an exercise price of $0.08 per share. One-fourth of the shares subject to the option vest one year after the commencement of his employment and the remainder will vest in equal installments each month thereafter so that the option will be fully vested and exercisable four years from the vesting commencement date. If Mr. Bailey is involuntarily terminated within twelve months following an acquisition of over 50% of our then-outstanding voting securities or a merger or consolidation in which we do not own more than 50% of the surviving entity, or through a sale or disposition of all or substantially all of our assets, vesting on the unvested portion of the options to purchase 2,400,000 shares of our common stock will accelerate and vest to the extent of an additional 25% of the number of shares originally granted.

The compensation committee of the board of directors, as the plan administrator of the amended and restated 2000 Stock Incentive Plan, has the authority to provide for accelerated vesting of the shares of common stock subject to any outstanding options held by the chief executive officer, or any other executive officer, or any unvested share issuances actually held by such individual, in connection with certain changes in control of Occam or the subsequent termination of the officer’s employment following the change in control event.

Pursuant to agreements between us and directors Robert Bylin, Thomas Pardun and Kenneth Cole, each of these directors is entitled to receive certain options to purchase our common stock. In the event of a merger, consolidation, sale of all assets or other change of control of our company, all options held by these directors will accelerate and vest immediately prior to the closing of such change of control transaction.

Limitation of liability and indemnification matters

In addition to the indemnification provisions contained in our certificate of incorporation and bylaws, we have entered into separate indemnification agreements with each of our directors and officers. These agreements require us, among other things, to indemnify each such director and officer against expenses (including attorneys’ fees), judgments, fines and settlements paid by such individual in connection with any action, suit or proceeding arising out of such individual’s status or service as our director or officer (other than such liabilities arising from willful misconduct or conduct that is knowingly fraudulent or deliberately dishonest) and to advance expenses incurred by such individual in connection with any proceeding against such individual with respect to which such individual may be entitled to indemnification by us. We also provide director and officer liability insurance to our directors and officers at our expense. We have been named as defendants in several class action lawsuits generally referred to as “IPO Allocation” and “Florida IPO Allocation” claims relating to our initial public offering in June 2000. Certain of our former officers and directors, and one of our current directors, Steven Krausz, have been named as co-defendants in these class action lawsuits and we may be required to indemnify these persons in connection with the lawsuits and our director and officer liability insurance provider may be required to pay damages, awards or settlement amounts on behalf of such former directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

RELATED PARTY TRANSACTIONS

Employment and indemnification arrangements

We are parties to employment agreements with our Chief Executive Officer and Chief Financial Officer, as described under the caption “Management—Employment contracts and change in control arrangements,” beginning on page 86.

In addition to the indemnification provisions contained in our certificate of incorporation and bylaws, we have entered into separate indemnification agreements with each of our officers and directors. We also maintain at our expense directors and officers liability insurance. See “Management—Limitation of liability and indemnification matters,” beginning on page 87.

Series A-2 financing

Between November 2003 and March 2005, we sold shares of our Series A-2 preferred stock to investment funds, including funds affiliated with U.S. Venture Partners (USVP), Norwest Venture Partners (Norwest), and New Enterprise Associates (NEA) as described under the caption “Description of the Private Placement Transactions,” beginning on page 28. Each of USVP, NEA, and Norwest held in excess of 5% of our outstanding voting stock at the time of the financing, and each continues to hold in excess of 5% of our outstanding common stock and in excess of 5% of our outstanding Series A-2 preferred stock. Affiliates of each of these investment firms currently serve on our board of directors. Director Steven M. Krausz is a managing member of the general partner of USVP. Robert B. Abbott is a principal of Norwest. Former director Thomas C. McConnell is a general partner of NEA.

Statement regarding affiliate transactions

We believe that all of the transactions described above were made on terms no less favorable to Occam than could have been obtained from unaffiliated third parties.

Restricted Stock Grant

On September 12, 2005, our Board of Directors, based on the recommendation of its Compensation Committee, approved a restricted stock grant to Robert Howard-Anderson, our Chief Executive Officer. The restricted stock grant consisted of 600,000 shares of our common stock, subject to applicable tax withholding, and is subject to the terms and conditions of our executive officer stock grant program—restricted stock grant agreement. On September 12, 2005, we entered into the restricted stock grant agreement with Mr. Howard-Anderson and issued to him a net of 438,716 shares of our common stock, reflecting a reduction of 161,284 in the number of shares otherwise issuable to Mr. Howard-Anderson to satisfy tax withholding obligations. All of the shares subject to the restricted stock grant are fully vested upon issuance to Mr. Howard-Anderson. The aggregate fair market value of the shares on the date of grant was $165,600, based on the last sale price per share of our common stock on September 12, 2005 of $0.276, as reported by the OTC Bulletin Board.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of April 22, 2005. The table also sets forth beneficial ownership of our Series A-2 preferred stock as of April 22, 2005. Based on the current $0.11 conversion price, 3,560,180 shares of Series A-2 preferred stock are convertible into approximately 323,652,727 shares of common stock. The table reflects beneficial ownership for the following persons and classes of persons:

•	each person who is the beneficial owner of 5% or more of the outstanding shares of our common stock or Series A-2 preferred stock;

•	each director of Occam;

•	each executive officer named in the summary compensation table; and

•	all current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws, where applicable. In computing the number of shares of common stock beneficially owned, shares subject to options or warrants held by a stockholder that are exercisable within sixty days of April 22, 2005 are deemed outstanding for the purpose of determining the percentage ownership of that stockholder. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other stockholder. As of April 22, 2005, we had 269,039,286 shares of common stock outstanding and 3,560,180 shares of Series A-2 preferred stock outstanding. Assuming conversion of all outstanding Series A-2 preferred stock at the current conversion price, we would have had outstanding 592,900,589 shares of common stock as of April 22, 2005.

Name of Beneficial Owner	Common Stock (1)			Series A-2 Preferred Stock			As-converted (2)
	Number of Shares Beneficially Owned		Percentage Beneficially Owned	Number of Shares of Series A-2 Preferred Beneficially Owned		Percentage Series A-2 Beneficially Owned As a Separate Class	Number of Common Shares Beneficially Owned After Conversion	Percentage of Shares Beneficially Owned after Conversion
Named Executive Officers & Directors
Robert Howard-Anderson	4,378,499	(3)	1.6%	—		—	4,378,499	*
Howard M. Bailey	2,279,167	(4)	*	—		—	2,279,167	*
Pete S. Patel	417,227		*	—		—	417,227	*
Mark Rumer	7,486,116	(5)	2.8%	—		—	7,486,116	1.3%
Russell J. Sharer	1,660,289	(6)	*	—		—	1,660,289	*
Steven M. Krausz	84,833,228	(7)	31.5%	1,390,910	(9)	39.1%	211,279,592	35.6%
Robert B. Abbott	38,754,035	(8)	14.4%	653,200	(10)	18.3%	98,135,853	16.6%
Robert Bylin	—		—	—		—	—	—
Thomas Pardun	—		—	—		—	—	—
Kenneth Cole	—		—	—		—	—	—
All current directors and executive officers as a group (10 persons)	139,808,561		50.2%	2,044,110		57.4%	325,636,743	54.1%

5% Stockholders
Alta Partners One Embarcadero Center, Suite 4050 San Francisco, CA 94111	—		—	826,800	(11)	23.2%	75,163,636	12.7%
U.S. Venture Partners 2735 Sand Hill Road Menlo Park, CA 94025	84,763,228	(12)	31.5%	1,390,910	(13)	39.1%	211,209,592	35.6%
New Enterprise Associates 2490 Sand Hill Road Menlo Park, CA 94025	49,606,603	(14)	18.4%	320,000	(15)	8.9%	78,697,512	13.3%
Norwest Venture Partners 525 University Avenue, Suite 800 Palo Alto, CA 94301	38,704,036	(16)	14.4%	653,200	(17)	18.3%	98,085,854	16.5%

*	Represents less than 1% of the total shares.
(1)	Based on outstanding shares of common stock as of April 22, 2005, and includes, for each individual listed, any options to acquire shares of common stock that were exercisable within 60 days after April 22, 2005.
(2)	Based on outstanding shares of common stock, assuming conversion of all outstanding Series A-2 preferred stock, and includes options and warrants to acquire shares of common stock held by the named individual or entity, and all executive officers as a group, that were exercisable within 60 days after April 22, 2005. Assumed conversion ratio for conversion of Series A-2 preferred stock into common stock is 90.9091 shares of common stock for each issued and outstanding share of Series A-2 preferred stock. Applicable conversion ratio is subject to adjustment as described in our Current Report on Form 8-K filed with the Securities and Exchange Commission on November 21, 2003 and the Certificate of Designation of the Series A-2 preferred stock filed as Exhibit 4.4 of such Form 8-K.
(3)	Includes options to purchase 4,378,499 shares within 60 days of April 22, 2005.
(4)	Includes options to purchase 2,279,167 shares within 60 days of April 22, 2005.
(5)	Includes options to purchase 1,163,007 shares within 60 days of April 22, 2005.
(6)	Includes options to purchase 1,456,589 shares within 60 days of April 22, 2005.
(7)

Includes (a) 10,326,428 shares held by U.S. Venture Partners V, L.P. (“USVP V”); (b) 573,665 shares held by USVP V International, L.P. (“V Int’l”); (c) 321,292 shares held by 2180 Associates Fund V, L.P. (“2180 V”); (d) 252,449 shares held by USVP V Entrepreneur Partners, L.P. (“EP V”); (e) 70,271,575 shares held by U.S. Venture Partners VII, L.P. (“USVP VII”); (f) 1,464,015 shares held by 2180 Associates Fund VII, L.P. (“2180 VII”); (g) 731,968 shares held by USVP Entrepreneur Partners VII-A L.P. (“EP VII-A”); and (h) 731,968 shares held by USVP Entrepreneur Partners VII-B L.P. (EP VII-B”). Mr. Krausz is a managing member of Presidio Management Group V, L.L.C. (“PMG V”) and

Presidio Management Group VII, L.L.C. (PMG VII”). PMG V is the general partner of each of USVP V, V Int’l, 2180 V and EP V. PMG VII is the general partner of USVP VII. PMG V or PMG VII may be deemed to share voting and dispositive power over the shares held by each of USVP V, V Int’l, 2180 V, EP V and USVP VII, as the case may be. Accordingly, as the managing member of PMG V and PMG VII, Mr. Krausz may be deemed to share voting and dispositive power over these shares as well. Mr. Krausz disclaims beneficial interest in such shares, except as to his proportionate membership interest therein. Also includes options to purchase 70,000 shares held by Mr. Krausz.

(8)	Includes (a) 36,872,799 shares held by Norwest Venture Partners VIII L.P., (b) 1,831,257 shares held by NVP Entrepreneurs Fund VIII L.P. and (c) options held by Mr. Abbott to purchase 50,000 shares.
(9)	Includes (a) 1,224,000 shares held by USVP VII; (b) 25,500 shares held by 2180 VII; (c) 12,750 shares held by EP VII-A; (d) 12,750 shares held by EP VII-B; (e) 104,319 shares held by USVP V; (f) 5,796 shares held by V Int’l; (g) 3,245 shares held by 2180 V; and (h) 2,550 shares held by EP V. Mr. Krausz is a managing member of Presidio Management Group V, L.L.C. (“PMG V”) and Presidio Management Group VII, L.L.C. (PMG VII”). As the managing member of PMG V and PMG VII, Mr. Krausz may be deemed to share voting and dispositive power over these shares as well. Mr. Krausz disclaims beneficial interest in such shares, except as to his proportionate membership interest therein.
(10)	Includes 622,283 shares held by Norwest Venture Partners VIII, L.P. and 30,917 shares held by NVP Entrepreneurs Fund VIII, L.P.
(11)	Includes (a) 799,793 shares held by Alta California Partners III, L.P. and (b) 27,007 shares held by Alta Embarcadero Partners III, LLC.
(12)	Includes (a) 10,326,428 shares held by USVP V; (b) 573,665 shares held by V Int’l; (c) 321,292 shares held by 2180 V; (d) 252,449 shares held by EP V; (e) 70,271,575 shares held by USVP VII; (f) 1,465,015 shares held by 2180 VII; (g) 731,968 shares held by EP VII-A; (h) 731,968 shares held by VII-B and (i) a warrant to purchase 89,868 shares held by USVP VII.
(13)	Includes (a) 1,224,000 shares held by USVP VII: (b) 25,500 shares held by 2180 VII; (c) 12,750 shares held by EP VII-A; (d) 12,750 shares held by EP VII-B; (e) 104,319 shares held by USVP V; (f) 5,796 shares held by V Int’l; (g) 3,245 shares held by 2180 V; and (h) 2,550 shares held by EP V. Mr. Krausz is a managing member of Presidio Management Group V, L.L.C. (“PMG V”) and Presidio Management Group VII, L.L.C. (“PMG VII”). As the managing member of PMG V and PMG VII, Mr. Krausz may be deemed to share voting and dispositive power over these shares as well. Mr. Krausz disclaims beneficial interest in such shares, except as to his proportionate membership interest therein.
(14)	Includes (a) 3,233,522 shares held by NEA VII; (b) 672,110 shares held by NEA Partners VII; (c) 1,486 shares held by Presidents Partners; (d) 45,611,415 shares held by NEA 9; (e) 10,185 shares held by NEA Ventures and (f) a warrant to purchase 77,885 shares of common stock held by NEA 9.
(15)	Includes 320,000 shares held by NEA 9.
(16)	Includes (a) 36,872,779 shares held by Norwest Venture Partners VIII L.P. and (b) 1,831,257 shares held by NVP Entrepreneurs Fund VIII L.P.
(17)	Includes 622,283 shares held by Norwest Venture Partners VIII, L.P. and 30,917 shares held by NVP Entrepreneurs Fund VIII, L.P.

LEGAL MATTERS

Selected legal matters with respect to the validity of the securities offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California.

EXPERTS

The consolidated financial statements of Occam Networks, Inc. as of December 31, 2004 and December 31, 2003 and for each of the three years in the period ended December 31, 2004 included in this prospectus and in the registration statement have been so included in reliance on the report (which includes an explanatory paragraph relating to Occam’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements, and other information with the Securities and Exchange Commission (SEC). You may read and copy any document we file with the SEC at the SEC’s public reference room at 450 Fifth Street, NW, Washington, D.C., 20549. You may obtain information about the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains the reports, proxy statements, and other information we file with the SEC. The address of the SEC’s website is http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 that contains this prospectus. The registration statement relates to the shares of common stock that are or may be offered by the selling stockholders. This prospectus does not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information relating to Occam and our common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the SEC or it website.

OCCAM NETWORKS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

Audited Annual Financial Statements

Report of Independent Registered Public Accounting Firm

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows present fairly, in all material respects, the financial position of Occam Networks, Inc. and its subsidiaries (the “Company”) at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1, the Company has incurred significant operating losses and negative cash flows from operations since inception. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 1. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PRICEWATERHOUSECOOPERS LLP
Los Angeles, California
March 25, 2005

OCCAM NETWORKS INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	December 31,
	2004	2003
ASSETS
Current assets:
Cash and cash equivalents	$4,432	$14,586
Restricted cash	2,101	935
Accounts receivable, net	5,217	2,342
Inventories	6,611	2,254
Prepaid and other current assets	794	1,077

Total current assets	19,155	21,194
Property and equipment, net	1,692	1,937
Other assets	213	273

Total assets	$21,060	$23,404

LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$6,277	$3,001
Accrued expenses	3,330	2,377
Current portion of long term debt and capital lease obligations	863	708
Total current liabilities	10,470	6,086
Long term debt and capital lease obligations	2,987	998

Total liabilities	13,457	7,084
Commitments and contingencies (note 11)
Redeemable preferred stock
Series A 2 convertible preferred stock, $.001 par value, authorized 3,250 shares, 2,224 and 1,651 issued and outstanding at December 31, 2004 and 2003, respectively, liquidation preference of $66,723 and $49,527 at December 31, 2004 and 2003, respectively	20,993	16,381
Series A-2 convertible preferred stock warrant	503	—
Stockholders’ deficit:
Common stock, $0.001 par value, 750,000 shares authorized; 268,570 and 266,988 shares issued and outstanding at December 31, 2004 and 2003, respectively	269	267
Additional paid-in capital	87,294	87,238
Warrants	559	454
Deferred stock compensation	(633)	(1,627)
Accumulated deficit	(101,382)	(86,393)

Total stockholders’ deficit	(13,893)	(61)

Total liabilities, redeemable preferred stock and stockholders’ deficit	$21,060	$23,404

The accompanying notes are an integral part of these consolidated financial statements.

OCCAM NETWORKS, INC.

STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year ended December 31,
	2004	2003	2002
Sales	$17,329	$7,982	$2,435
Cost of sales	15,829	7,930	5,237

Gross profit (loss)	1,500	52	(2,802)
Operating expenses:
Research and product development	7,448	12,004	19,227
Sales and marketing	6,584	5,977	7,090
General and administrative	2,328	2,331	3,524

Total operating expenses	16,360	20,312	29,841
Loss from operations	(14,860)	(20,260)	(32,643)
Interest income	94	101	197
Interest expense	(223)	(284)	(301)

Loss before income taxes	(14,989)	(20,443)	(32,747)
Income tax benefit	—	11	—

Net loss	(14,989)	(20,432)	(32,747)
Beneficial conversion feature	(3,288)	(3,038)	(541)
Warrants issued with series C preferred stock	—	—	(255)
Interest attributable to common stock potentially subject to rescission	—	500	(500)

Net loss attributable to common stockholders	(18,277)	(22,970)	(34,043)

Net loss per share:
Basic and diluted	$(0.07)	$(0.11)	$(0.38)

Weighted average shares:
Basic and diluted	267,800	210,732	89,657

Amortization of stock-based compensation included in:
Research and product development	$693	$943	$1,130
Sales and marketing	119	179	252
General and administrative	40	105	138

Total amortization of stock-based compensation	$852	$1,227	$1,520

The accompanying notes are an integral part of these consolidated financial statements.

OCCAM NETWORKS, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands)

Years ended December 31, 2004, 2003, and 2002

	Series A Preferred Stock		Series B Preferred Stock		Series C Preferred Stock		Common Stock		Warrants	Deferred stock based Comp- ensation	Notes Receivable from Stockholder	Cumulative Translation Adjustment	Additional Paid in Capital	Accumu- lative Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2001	6,975	$6,946	18,141	$30,753	—	$—	14,253	$9,526	$187	$(7,200)	$(50)	$—	$—	$(33,214)	$6,948
Exercise of stock options	—	—	—	—	—	—	419	20	—	—	—	—	—	—	20
Repurchase of early exercise options	—	—	—	—	—	—	(2,456)	(51)	—	—	—	—	—	—	(51)
Issuance of series C preferred stock	—	—	—	—	5,900	10,030	—	—	—	—	—	—	—	—	10,030
Issuance of series C preferred stock warrants in connection with issuance of series C preferred stock, at deemed fair value	—	—	—	—	—	(255)	—	—	255	—	—	—	—	—	—
Issuance of series C preferred stock warrants in connection with loan guarantee, at deemed fair value	—	—	—	—	—	—	—	—	178	—	—	—	—	—	178
Exchange of series A, B and C preferred stock for common stock	(6,975)	(6,946)	(18,141)	(30,753)	(5,900)	(9,775)	77,743	47,474	—	—	—	—	—	—	—
Merger with Accelerated Networks	—	—	—	—	—	—	50,900	(56,828)	—	—	—	—	77,912	—	21,084
Common stock potentially subject to rescission	—	—	—	—	—	—	—	—	—	—	—	—	(10,000)	—	(10,000)
Interest on common stock potentially subject to rescission	—	—	—	—	—	—	—	—	—	—	—	—	(500)	—	(500)
Increase in deemed fair value of stock options issued to consultants in exchange for ongoing professional services	—	—	—	—	—	—	—	—	—	188	—	—	(188)	—	—
Deferred stock-based compensation	—	—	—	—	—	—	—	—	—	(1,564)	—	—	1,564	—	—
Reversal of deferred stock-based compensation on forfeiture of stock options	—	—	—	—	—	—	—	—	—	3,801	—	—	(3,801)	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	—	1,343	—	—	—	—	1,343
Acceleration of stock option vesting	—	—	—	—	—	—	—	—	—	—	—	—	177	—	177
Cancellation of stockholder note	—	—	—	—	—	—	—	—	—	—	50	—	(50)	—	—
Issuance of series A preferred stock, net of issuance costs	1,472	10,811	—	—	—	—	—	—	(140)	—	—	—	140	—	10,811
Cumulative translation adjustment	—	—	—	—	—	—	—	—	—	—	—	16	—	—	16
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(32,747)	(32,747)

Balance at December 31, 2002	1,472	$10,811	—	$—	—	$—	140,859	$141	$480	$(3,432)	$—	$16	$65,254	$(65,961)	$7,309

The accompanying notes are an integral part of these consolidated financial statements.

OCCAM NETWORKS, INC.

STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

(CONTINUED)

(In thousands)

Years ended December 31, 2004, 2003, and 2002

	Series A-2 Preferred Stock		Series A Preferred Stock		Common Stock		Warrants	Deferred Stock Based Comp- ensation	Cumulative Translation Adjustment	Additional Paid in Capital	Accum- ulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2002	—	$—	1,472	$10,811	140,859	$141	$480	$(3,432)	$16	$65,254	$(65,961)	$7,309
Exercise of stock options	—	—	—	—	3,172	3	—	—	—	252	—	255
Repurchase of early exercise options	—	—	—	—	(116)	—	—	—	—	(7)	—	(7)
Increase in deemed fair value of stock options issued to consultants in exchange for ongoing professional services	—	—	—	—	—	—	—	2	—	(2)	—	—
Reversal of deferred stock-based compensation on forfeiture of stock options	—	—	—	—	—	—	—	576	—	(576)	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	1,227	—	—	—	1,227
Issuance of series A-2 redeemable preferred stock, net of issuance costs	1,651	16,381	—	—	—	—	—	—	—	—	—	—
Record beneficial conversion feature	—	(3,038)	—	—	—	—	—	—	—	3,038	—	3,038
Amortize beneficial conversion feature	—	3,038	—	—	—	—	—	—	—	(3,038)	—	(3,038)
Issuance of series A preferred stock, net of issuance costs	—	—	154	1,035	—	—	(26)	—	—	—	—	1,009
Exchange of series A preferred stock for common stock	—	—	(1,626)	(11,846)	123,073	123	—	—	—	11,723	—	—
Common stock potentially subject to rescission	—	—	—	—	—	—	—	—	—	10,000	—	10,000
Interest on common stock potentially subject to rescission	—	—	—	—	—	—	—	—	—	500	—	500
Issuance of warrants in connection with issuance of note payable	—	—	—	—	—	—	—	—	—	94	—	94
Cumulative translation adjustment	—	—	—	—	—	—	—	—	(16)	—	—	(16)
Net loss	—	—	—	—	—		—	—	—	—	(20,432)	(20,432)

Balance at December 31, 2003	1,651	$16,381	—	$—	266,988	$267	$454	$(1,627)	$—	$87,238	$(86,393)	$(61)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK

AND STOCKHOLDERS’ DEFICIT

(In thousands)

Years ended December 31, 2004, 2003 and 2002

	Series A-2 Preferred Stock		Series A-2 Preferred Stock Shares	Common Stock		Warrants	Deferred Compensation	Additional Paid in Capital	Accumulated Deficit	Total
	Shares	Amount		Shares	Amount
Balance at December 31, 2003	1,651	$16,381	$—	266,988	$267	$454	$(1,627)	$87,238	$(86,393)	$(61)
Exercise of stock options	—	—	—	1,660	2	—	—	113	—	115
Shares repurchased	—	—	—	(78)	—	—	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	852	—	—	852
Reversal of deferred stock-based compensation on forfeiture of stock options	—	—	—	—	—	—	142	(142)	—	—
Issuance of series A-2, redeemable preferred stock and warrants, net of issuance costs	573	4,612	515	—	—	—	—	—	—	—
Record beneficial conversion feature	—	(2,893)	(480)	—	—	—	—	3,373	—	3,373
Amortize beneficial conversion feature	—	2,893	395	—	—	—	—	(3,288)	—	(3,288)
Issuance of warrants with long term debt	—	—	73	—	—	105	—	—	—	105
Net loss	—	—	—	—	—	—	—	—	(14,989)	(14,989)

Balance at December 31, 2004	2,224	$20,993	$503	268,570	$269	$559	$(633)	$87,294	$(101,382)	$(13,893)

The accompanying notes are an integral part of these consolidated financial statements.

OCCAM NETWORKS, INC.

STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended December 31,
	2004	2003	2002
Operating activities
Net loss	$(14,989)	$(20,432)	$(32,747)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,296	2,084	2,225
Provision for excess and obsolete inventory	389	404	3,135
Non cash charges relating to stock options and warrants	936	1,300	1,542
Changes in operating assets and liabilities:
Accounts receivable	(2,875)	(1,346)	(1,207)
Inventory	(4,746)	(1,862)	(268)
Prepaid expenses and other assets	261	(19)	633
Accounts payable	3,276	1,400	(2,087)
Accrued expenses	953	(1,030)	(646)

Net cash used in operating activities	(15,499)	(19,501)	(29,420)

Investing activities
Purchases of property and equipment	(1,052)	(736)	(745)
Restricted cash	(1,166)	(935)	—
Cash received from merger, net of transaction costs of $429	—	—	16,467
Sale of India operations	—	(539)	—
Other assets	59	—	—

Net cash provided by (used in) investing activities	(2,159)	(2,210)	15,722

Financing activities
Proceeds from capital lease obligations and notes payable	—	921	—
Payments of capital lease obligations and notes payable	(708)	(784)	(595)
Proceeds from issuance of long term debt attached with common stock warrants	2,970	—	—
Proceeds from issuance of series A preferred stock, net of issuance costs	—	1,035	10,951
Proceeds from issuance of series A-2 preferred stock and warrants, net of issuance costs	5,127	16,381	—
Proceeds from issuance of series C preferred stock	—	—	10,030
Proceeds from the exercise of stock options	115	255	20
Repurchase of common stock	—	(7)	(51)
Proceeds of loan from Accelerated Networks	—	—	5,200

Net cash provided by financing activities	7,504	17,801	25,555
Net increase (decrease) in cash and cash equivalents	(10,154)	(3,910)	11,857
Cash and cash equivalents, beginning of period	14,586	18,496	6,639

Cash and cash equivalents, end of period	$4,432	$14,586	$18,496

The accompanying notes are an integral part of these consolidated financial statements.

OCCAM NETWORKS, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

Note 1.    Organization, Business and Basis of Presentation

Occam Networks, Inc. (the “Company”) develops and markets a suite of broadband loop carriers (BLCs), innovative Ethernet and IP-based loop carrier platforms that enable Incumbent Local Exchange Carriers (ILECs) to deliver a variety of traditional and packet voice, broadband and IP services from a single, converged all-packet access network. Through September 2002, the Company also marketed a complete line of integrated access devices (IADs), customer premise equipment that provided Local Area Network (LAN) and legacy voice services to business customers from a converged access network. Due to the minimal revenue contribution of the IAD products, the Company substantially discontinued marketing these products.

On May 14, 2002, Accelerated Networks, Inc. a Delaware corporation (“Accelerated Networks”), acquired Occam Networks Inc., a California corporation (“Occam CA”). After the completion of the merger, Accelerated Networks filed a certificate of amendment to its amended and restated certificate of incorporation in order to change the name of the corporation to Occam Networks, Inc. Occam CA also filed an amendment to its articles of incorporation following the merger to change its name to “Occam Networks (California), Inc.” In connection with the merger with Accelerated Networks, each shareholder of Occam CA received 2.037 shares of Accelerated Networks common stock for each share of Occam CA common stock. The share information in the accompanying financial statements and related notes prior to merger have been retroactively restated for the equivalent number of shares received from the merger by the Occam CA shareholders.

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has incurred significant operating losses and negative cash flows since its inception, and it has funded its operations primarily through the sale of equity securities and debt borrowings.

During December 2004, the Company raised gross proceeds of $3.0 million through the issuance of a note payable and warrants to a third party finance company. Occam raised an additional $5.6 million in January 2005 and $4.9 million in March 2005 through additional issuance of Series A-2 preferred stock. In addition, in March 2005, a holder of an outstanding promissory note converted $534,000 of outstanding principal and accrued interest into shares of Series A-2 preferred stock. The Company further intends to offer common stockholders the right to purchase shares of Series A-2 preferred stock on terms substantially similar to the terms under which Series A-2 preferred shares were sold to existing investors.

The Company’s viability as a going concern is dependent upon its ability to successfully carry out its business plan. Since inception, the Company has devoted substantial effort and capital resources to develop and market its products. Based on the Company’s current operating plans, management believes that the recent debt financing and equity investments, will be sufficient to fund the Company through the twelve months from the balance sheet date.

Also, management’s plans to attain profitability and generate additional cash flows include increasing revenues from new and existing customers, focus on cost reductions, and the launch of additional products. However there is no assurance that management will be successful with these plans. If events and circumstances occur such that the Company does not meet its current operating plan as expected, and the Company is unable to raise additional financing, the Company may be required to reduce certain discretionary spending, which could have a material adverse effect on the Company’s ability to achieve its intended business objectives. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note 2.    Summary of Significant Accounting Policies

Basis of Presentation—The merger of Accelerated Networks and Occam CA was treated as a reverse acquisition, pursuant to which Occam CA was treated as the acquirer of Accelerated Networks for financial accounting purposes. As such, following the consummation of the merger on May 14, 2002, the historical financial statements of Occam CA serve as the principal historical financial statements of the combined organization.

Fiscal Period End—Occam reports its quarterly results based on a thirteen-week accounting calendar. Accordingly, the actual period end dates for the years ended December 31, 2004, 2003 and 2002 were December 26, December 28 and December 27, respectively. Also, for financial presentation purposes, Occam reports its quarterly interim results as of the last calendar day of the last full month within the period.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates and such differences may be material to the financial statements.

Cash Equivalents—Cash equivalents consist of investments with original maturities of three months or less from the date of purchase. Due to the short-term nature of these investments, the carrying amounts of cash equivalents reported in the balance sheet approximate their fair value.

Restricted Cash—Restricted cash consists of a $2.0 million certificate of deposit used to secure a letter of credit that the Company’s bank issued to support a performance bond required for a RUS funded contract and $120,000 in certificate of deposit required for a credit line on Company’s credit cards.

Financial Instruments—Due to their short-term nature and relatively stable interest rate environment the carrying values of financial instruments, which include accounts receivable, accounts payable and accrued expenses approximate fair values at December 31, 2004 and 2003. The carrying value of notes payable and capital leases approximate fair value as they bear interest commensurate with their risk.

Accounts Receivable and Allowance for Doubtful Accounts—Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is based on the best estimate of the amount of probable credit losses in existing accounts receivable. The allowance for doubtful accounts is determined based on historical write-off experience, current customer information and other relevant data. Occam reviews the allowance for doubtful accounts monthly. Past due balances of 90 days and over are reviewed individually for collectibility. Account balances are charged off against the allowance when management believes it is probable the receivable will not be recovered. As of December 31, 2004 and 2003 the allowance for doubtful accounts was $22,000.

Inventories—Inventories are goods held for sales in the normal course of business. Inventories are stated at the lower of cost (first-in, first-out) or market. The inventory balance is segregated between raw materials, work in process (“WIP”) and finished goods. Raw materials are low level components, many of which are purchased from vendors, WIP is partially assembled products and finished goods are products that are ready to be shipped to end customers. Consideration is given to inventory shipped and received near the end of a period and the transaction is recorded when transfer of title occurs. Management regularly evaluates inventory for obsolescence and adjusts to net realizable value based on inventory that is obsolete or in excess of current demand.

Property and Equipment—Property and equipment are stated at cost. Expenditures for additions and major improvements are capitalized; maintenance and repairs are expensed as incurred. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years for furniture and fixtures, two to three years for computer hardware and two to five years for software. Leasehold improvements are amortized over the shorter of the lease term or the remaining useful economic life. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income.

Long-Lived Assets—Occam reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Occam has identified no such impairment losses.

Warranty—The Company provides standard warranties with the sale of products generally for up to 5 years from date of shipment. The estimated cost of providing the product warranty is recorded at the time revenue is recognized. The Company maintains product quality programs and processes, including actively monitoring and evaluating the quality of its suppliers. The Company quantifies and records an estimate for warranty related costs based on the Company’s actual history, projected return and failure rates and current repair costs. A summary of changes in the Company’s accrued warranty liability, which is included in accrued liabilities is as follows (in thousands):

	December 31,
	2004	2003
Warranty liability at beginning of the year	$331	$267
Accruals for warranty during the year	497	239
Warranty utilization	(153)	(175)

Warranty liability at end of the year	$675	$331

Revenue Recognition—Occam recognizes revenue when persuasive evidence of a sales arrangement exists, delivery has occurred or services have been rendered, the buyer’s price is fixed or determinable and collectibility is reasonably assured. Occam provides customer training and post-sales technical support and maintenance to its customers as needed to assist them in installation or use of its products, and makes provisions for these costs in the period of sale. Occam further warrants its products for periods up to 5 years and records an estimate of warranty costs when revenue is recognized.

In certain circumstances, Occam enters into arrangements with customers who receive financing support in the form of long-term low interest rate loans from the United States Department of Agriculture’s Rural Utilities Service (RUS). The terms of the RUS contracts provide that in certain instances transfer of title of Occam’s products does not occur until payment has been received. In these cases, Occam does not recognize revenue until payment has been received, assuming the remaining revenue recognition criteria are met.

Net Loss Per Share—Basic and diluted net loss per share was computed by dividing the net loss attributable to common stockholders for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net loss per share gives effect to potential common shares; however, potential common shares are excluded if their effect is antidilutive. Potential common shares are composed of preferred stock, common stock subject to repurchase rights and incremental shares of common stock issuable upon the exercise of stock options and warrants.

Accounting for Stock-Based Compensation—Occam accounts for stock option grants to employees and directors in accordance with Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” and the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”. Under APB 25, compensation expense is based on the difference, if any, on the date of grant between the estimated fair value of Occam’s common stock and the stock option exercise price. Compensation expense is recognized ratably over the stock option vesting period.

The following table illustrates the effect on net loss and net loss per share if Occam had applied the fair value recognition provisions of SFAS No. 123 (in thousands, except per share data):

	Year ended December 31,
	2004	2003	2002
Net loss, as reported	$(14,989)	$(20,432)	$(32,747)
Add: Stock-based compensation, intrinsic value method reported in net loss	852	1,227	1,520
Deduct: Pro forma stock-based compensation fair value method	1,381	1,661	1,599

Net loss, pro forma	$(15,518)	$(20,866)	$(32,826)

Basic and diluted loss per share:
As reported	$(0.07)	$(0.11)	$(0.38)
Pro forma	$(0.07)	$(0.11)	$(0.38)

The effects of applying SFAS No. 123 in the above pro forma disclosure are not indicative of future amounts, and additional awards in future years are anticipated. For purposes of pro forma disclosures, the estimated fair value of the options was amortized ratably over the option’s vesting period, and the following assumptions were used:

	Year ended December 31,
	2004	2003	2002
Risk free interest rate	4.0%	3.0%	4.0%
Expected lives (in years)	4.0	5.0	5.0
Dividend yield	0.0	0.0%	0.0%
Expected volatility	80.0%	80.0%	80.0%

Warrants issued with notes payable, preferred stock or lines of credit—In accordance with APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”, the Company allocates the proceeds received between the note payable or preferred stock and warrants based on their relative fair values. The resulting discount recorded on the note payable is accreted to interest expense over the term of the note. The fair value of warrants issued in connection with lines of credit are recorded as other assets and amortized to interest expense over the term of the line of credit agreement.

Income Taxes—Income taxes are accounted for using the liability method. Under this method, deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Research and Product Development—Research and product development costs are expensed as incurred.

Advertising Costs—Occam expenses advertising costs as incurred. Advertising expense totaled $19,000, $15,000 and $35,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Segment Information—SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards for the way companies report information about operating segments in annual financial statements and related disclosures about products and services, geographic areas and major customers. Based on the manner in which management analyzes its business, Occam has determined that its business consists of one operating segment.

Comprehensive Loss—SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. There were no differences between the Company’s net loss and total comprehensive loss, except for cumulative foreign currency translation adjustments of $(16,000) and $16,000 for the years ended December 31, 2003 and 2002, respectively. During the year ended December 31, 2004 there were no differences between the Company’s net loss and total comprehensive loss.

Principles of Consolidation—The financial statements include the accounts of Occam Networks, Inc. and its wholly-owned subsidiaries. All inter-company accounts and transactions have been eliminated in consolidation.

During December 2003, the Company sold its India operation to a third party for gross proceeds of approximately $658,000 which approximated book value of the India company’s net assets, including cash held in the India company of $539,000. The purchase price included $50,000 in cash and a note receivable of $608,000 originally due in installments through November 2004. As of December 31, 2004, $399,000 of the note receivable was outstanding and is included in the Prepaid and Other Current Assets in the accompanying consolidated balance sheet. Management believes that the debtor will pay the remaining balance on this note in 2005. The Indian operation performed research and development activities related to the Company’s products.

Foreign Currency Translation—Prior to the sale of the Company’s India operation, translation of foreign currency was accounted for using the Indian Rupee as the functional currency of this foreign subsidiary. The Company recorded a cumulative foreign currency translation adjustment of $16,000 thousand for the period ended December 31, 2002. Upon the sales of Company’s India operation, the cumulative translation adjustment was eliminated. There were no such gains or losses prior to the merger with Accelerated Networks or subsequent to the sale of the India operation.

Reclassifications—Reclassifications were made to the prior year financial statements to conform to the current year presentation.

Recent Accounting Pronouncements—In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payments,” that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123(R) will require Occam to measure all employee stock-based compensation awards using a fair-value method and record such expense in its consolidated financial statements. The adoption of SFAS No. 123(R) will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. SFAS No. 123(R) is effective beginning in the quarter ending March 31, 2006. Occam expects the adoption of SFAS 123(R) to have a material impact on Occam’s results of operations. The pro forma impacts of SFAS 123, disclosed above, may not be representative of future stock based compensation charges because the Company is still considering the method it will use to value its stock options after the adoption of SFAS 123(R) and levels of future option grants, if any.

In December 2004, the FASB issued SFAS No. 153 “Exchanges of Nonmonetary Assets, an amendment of APBO 29” to address the accounting for nonmonetary exchanges of productive assets. SFAS No. 153 amends APBO 29, “Accounting for Nonmonetary Exchanges,” which established a narrow exception from fair-value measurement for nonmonetary exchanges of similar productive assets. SFAS No. 153 eliminates that exception and replaces it with an exception for exchanges that do not have commercial substance. Under SFAS No. 153 nonmonetary exchanges are required to be accounted for at fair value, recognizing any gains or losses, if their fair value is determinable within reasonable limits and the transaction has commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 apply to nonmonetary asset exchanges in fiscal periods beginning after June 15, 2005. Adoption of SFAS No. 153 is not expected to have a material impact on Occam’s financial position, results of operations or cash flows.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs – an amendment of ARB No. 43, chapter 4.” SFAS No. 151 requires that “abnormal” amounts of idle facility expense, freight, handling costs, and wasted material are to be recognized as current-period charges rather than as components of inventory. The statement also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Occam adopted SFAS No. 151 during the fourth quarter of 2004. The implementation of SFAS No. 151 did not have a material impact on Occam’s financial position, results of operations or cash flows.

Note 3.    Inventories

Inventories consist of the following (in thousands):

	December 31,
	2004	2003
Raw materials	$294	$716
Work-in-process	256	465
Finished goods	6,061	1,073

Total	$6,611	$2,254

Note 4.    Property and Equipment

The major components of property and equipment are as follows (in thousands):

	December 31,
	2004	2003
Computer hardware and software	$6,046	$5,010
Furniture and fixtures	342	333
Leasehold improvements	787	787

	7,175	6,130
Less accumulated depreciation and amortization	(5,483)	(4,193)

	$1,692	$1,937

Property and equipment under capital leases had an original cost of $2,244,000 for 2003 and 2004, and accumulated amortization thereon of $2,119,000 and $1,848,000 at December 31, 2004 and 2003, respectively.

Note 5.    Accrued Expenses

The major components of accrued expenses are as follows (in thousands):

	December 31,
	2004	2003
Payroll, paid time off and related accruals	$820	$658
Warranty accruals	675	331
Loss purchase commitments	482	482
Product failure accrual	307	—
Royalty accruals	340	162
Other accruals	706	744

Total	$3,330	$2,377

Note 6.    Long Term Debt and Capital Lease Obligations

At December 31, 2004 and 2003, long term debt and capital lease obligations consisted of the following (amounts in thousands):

	December 31,
	2004	2003
Senior loan and security agreement, net of $178,000 discount	$2,822	$—
Capital lease line of credit	285	854
Revolving line of credit and equipment facility	212	352
Note payable to stockholder, including interest of $31,000 (2004)	531	500

	3,850	1,706
Less current portion of long-term debt and capital lease obligations	(863)	(708)

	$2,987	$998

Senior Loan and Security Agreement

December 2004 Occam borrowed $3.0 million under a senior loan and security agreement with a specialty finance company. The loan bears interest at 11.95% per annum and matures December 31, 2007. The agreement provides for seven monthly payments of interest followed by 30 equal monthly installments of principal and interest. Obligations under the agreement are collateralized by substantially all of the Company’s assets. In connection with the loan agreement, the Company issued the lender warrants to purchase 1,666,667 shares of our common stock and 15,000 shares of Series A-2 preferred stock. These warrants were valued using the Black-Scholes option pricing model and relative fair value of the warrants of $178,000 has been treated as a reduction in the carrying amount of the loan and will be amortized as interest expense using the effective interest method over the life of the loan. The common warrants have been recorded in additional paid in capital and the preferred stock warrants have been recorded within the mezzanine in the accompanying balance sheet. The warrant for common stock is exercisable through December 2011 at an exercise price of $0.09 per share. The warrant for the Series A-2 preferred stock is exercisable through December 2009 at an exercise price of $10.00 per share. The Series A-2 preferred stock is convertible into common stock at a conversion price of $0.11 per share. At December 31, 2004, the outstanding principal was approximately $2.8 million, net of warrant discount of 178,000, of which approximately $438,000 was current. The loan agreement contains numerous covenants, including covenants regarding the payment of taxes and other obligations, maintenance of insurance and reporting requirements and covenants limiting the ability of the Company and its subsidiaries, among other things, to incur debt, grant liens, make acquisitions and make certain restricted payments. The events of default under the credit facility include payment defaults, cross defaults with certain other indebtedness, breaches of covenants, failure to maintain specified revenues or tangible net worth levels on a quarterly basis and bankruptcy events. In particular, an event of default would occur if the Company failed to maintain revenues of at least $5,000,000 for any fiscal quarter or a tangible net worth, as defined, of at least $5,000,000 for any fiscal quarter ending on or prior to June 30, 2005 and at least $7,000,000 for any fiscal quarter thereafter.

Capital Lease Lines of Credit

In December 2000, Occam obtained a capital lease line of credit from a financial institution, which allows financing of up to $2.0 million for certain equipment, software, and tenant improvements. The capital lease line of credit bears interest of 14.5% or 17.7% based on the type of asset financed, and is collateralized by the purchased equipment. At December 31, 2004, the outstanding principal was approximately $285,000 all of which was current.

Revolving Line of Credit and Equipment Financing Facility

During June 2003, the Company signed a loan and security agreement with a bank for a revolving line of credit for an amount up to $2.5 million, at a floating interest rate of prime plus .75 percent (6.25% and 5.25%

at December 31, 2004, and 2003, respectively, subject to a floor of 5%) and a  1/2 percent per annum unused line fee, and an equipment financing facility for an amount up to $0.5 million at a floating interest rate of prime plus one percent, to be repaid in 36 monthly payments of principal plus accrued interest. Both facilities are collateralized by all available assets of the Company, and are subject to certain financial and reporting covenants, including a minimum quick ratio and maintenance of tangible net worth as defined in the agreement. The revolving line of credit expired in June of 2004. As of December 31, 2004 approximately $212,000 was outstanding under the equipment financing facility, of which $140,000 was current.

Notes Payable to a Stockholder

During June 2003, the Company issued a $500,000 unsecured subordinated promissory note payable to an investor. The note bears interest at the prime rate on the date of issuance (4.0%) and principal and accrued interest is due in June 2006. At December 31, 2004, $31,000 of interest was accrued on the note. In March 2005, this note and accrued interest was converted in to 53,479 shares of Series A-2 preferred stock.

The maturity of the long-term debt and capital lease obligations as of December 31, 2004, were as follows (amounts in thousands):

For the years ending December 31,
2005	$956
2006	1,233
2007	1,839

Total	$4,028

Note 7.    Capital Stock and Stockholders’ Deficit

Series A Preferred Stock (2000)

Occam CA issued a total of 6,975,000 shares of Series A preferred stock for $1.00 per share in two separate closings in early 2000 for total gross proceeds of $6,975,000. Total issuance costs amounted to $29,000. In connection with the merger with Accelerated Networks, the Series A convertible preferred stock converted to 14,208,075 shares of common stock of the Company.

Series B Preferred Stock (2001)

Occam CA issued a total of 18,141,177 shares of Series B preferred stock for $1.70 per share in two separate closings in early 2001 for gross proceeds of $29,322,000 plus the conversion of the outstanding convertible promissory notes, including accrued interest. Total issuance costs amounted to $90,000. In connection with the merger with Accelerated Networks, 982,353 shares of Series B convertible preferred stock were converted into 2,001,053 shares of common stock of the Company. In addition, the remaining 17,158,824 shares of Series B convertible preferred stock were converted to 17,158,824 shares of Series B-1 preferred stock of the Company, bearing a feature allowing conversion of each share into approximately 1.4167 shares of Occam CA common stock. As a result the 17,158,824 shares of Series B-1 convertible preferred stock were converted into 49,516,070 shares of common stock of the Company.

Series C Preferred Stock (2002)

In May 2002, Occam CA issued a total of 5,899,755 shares of Series C preferred stock for $1.70 per share for gross proceeds of $10,030,000. In connection with the merger with Accelerated Networks, 5,899,755 shares of Series C convertible preferred stock were converted into 5,899,755 shares of common stock of Occam CA, which in turn were exchanged for 12,017,801 shares of common stock of the Company.

The Company became aware that the sale of 5,899,755 shares of Occam CA Series C preferred stock to 18 Occam CA stockholders may have been in violation of Section 5 of the Securities Act of 1933, as amended (the “1933 Act”). If such a violation did in fact occur, the stockholders who purchased these shares would have had a right to rescind their purchases. In the event a stockholder successfully asserted a rescission right, the Company would have been obligated to repurchase the common stock into which that stockholder’s Occam CA Series C preferred stock had been converted in connection with the merger for the full price paid for the Occam CA Series C preferred stock purchased by such stockholder, plus interest. The Company, thus, may have had a contingent liability to the Occam CA Series C preferred stock investors in the aggregate amount of approximately $10 million plus interest. The 1933 Act requires that any claim brought for a violation of Section 5 be brought within one year of the violation. Until this one-year period elapsed, the amount paid for these shares was presented on the consolidated balance sheet of the Company outside of total stockholders’ equity. As of December 31, 2003, the one-year period had elapsed and no claim was brought. Accordingly, the Company has reclassified the common stock potentially subject to rescission as additional paid in capital as of December 31, 2003 in the accompanying consolidated balance sheet.

Upon the issuance of Occam CA’s Series B-1 and Series C preferred stock, the Company recorded a beneficial conversion feature (BCF) charge to net loss attributable to common stockholders of $541,000. The charge was calculated using the deemed value of the common stock on the date of issuance, subtracting the accounting conversion price and then multiplying the resulting amount by the sum of the number of shares of common stock into which the Series B-1 and Series C preferred stock were converted.

Series A Preferred Stock (2002)

In December 2002, a special committee of the board of directors of the Company approved the sale and issuance of up to 2,000,000 shares of Series A preferred stock at a price per share of $7.50. The Company sold 1,471,707 and 154,495 shares of Series A preferred stock for $7.50 per share for gross proceeds of $11,038,000 and $1,158,000 in December 2002 and January 2003, respectively. Following the May 2003 stockholder approval of an amendment to its existing certificate of incorporation to increase the number of authorized shares of common stock, this Series A preferred stock was automatically converted into 123,072,781 shares of common stock of the Company at a conversion price of $0.0991.

Series A-2 Preferred Stock (2003 and 2004)

On November 18, 2003, a special committee of the Company’s board of directors authorized the sale and issuance of up to 3,000,000 shares of Series A-2 preferred stock. During November and December 2003, the Company entered into purchase agreements with certain existing and new investors to purchase 1,650,910 shares of Series A-2 preferred stock for $10 per share for gross proceeds of $16.5 million. On March 8, 2004, Occam sold an additional 420,000 shares of Series A-2 preferred stock for gross proceeds of $4,200,000 and issued a warrant to purchase up to an additional 380,000 shares of Series A-2 preferred stock to certain investment funds. The net proceeds from the issuance of these Series A-2 preferred stock and warrant of $3.85 million, was allocated $515,000 and $3,331,000, based on the estimated relative fair market value of the warrant and the Series A-2 preferred stock, respectively. On April 1, 2004, Occam sold an additional 153,200 shares of the Series A-2 preferred stock raising gross proceeds of $1.5 million. The warrant was reduced to purchase 226,800 of Series A-2 preferred stock in April 2004 as Occam sold an additional $1.5 million in Series A-2 preferred stock to existing investors in accordance with the terms of the warrant. The number of shares issuable upon exercise of the warrant will be reduced proportionately to the extent that Occam raises in excess of $1.5 million in a proposed rights offering of Series A-2 preferred stock. The warrant terminates on September 8, 2005, unless earlier termination based on the amount of money raised in the rights offering. The Series A-2 preferred stock and warrant have been presented in mezzanine equity, outside of stockholders’ equity (deficit).

In October 2004, Occam’s shareholders approved an amendment to Company’s Amended and Restated Certificate of Incorporation to increase the number of preferred stock designated as Series A-2 from 3,000,000 shares to 3,250,000 shares. In March 2005, the number of shares designated as Series A-2 preferred stock increased to 4,300,000.

The Series A-2 preferred stock has the following rights and preferences:

Conversion—Each share of Series A-2 preferred stock is convertible into shares of the Company’s common stock at a conversion price of $0.11, subject to anti-dilution adjustments, as defined.

All outstanding shares of Series A-2 preferred stock will automatically convert into common stock upon the written consent of holders of not less than sixty-six and two-thirds percent (66b%) of the then outstanding shares of Series A-2 preferred stock.

During 2003, the Company recorded a beneficial conversion feature (“BCF”) charge to net loss attributable to common stockholders of $3,038,000 relating to the issuance of the Series A-2 preferred stock. The BCF was calculated using the fair value of the common stock on date of issuance, subtracting the accounting conversion price and then multiplying the resulting amount by the sum of the number of shares of common stock into which the Series A-2 preferred stock is convertible.

During 2004 the Company recorded a BCF charge to net loss attributable to common stockholders of $2,893,000 relating to the issuance of the Series A-2 preferred stock. The BCF was calculated using the fair value of the common stock on date of issuance, subtracting the accounting conversion price and then multiplying the resulting amount by the sum of the number of shares of common stock into which the Series A-2 preferred stock is convertible. The Company also recorded a BCF on the preferred stock warrant (the “warrant BCF”) of $480,000 (as an adjustment to the warrant and additional paid in capital) that is being amortized using the interest method over the life of the warrant. During the year ended December 31, 2004, the Company recorded $395,000 of amortization of the warrant BCF. The warrant BCF of $480,000 was calculated by subtracting the sum of the relative proceeds allocated to the warrant and the exercise price from the fair value of the common stock underlying the warrant.

Liquidation—The Series A-2 preferred stock is entitled to a liquidation preference equal to 150% of the original purchase price of the Series A-2 preferred, or $15 per share of Series A-2 preferred. The liquidation preference will be payable, prior to any payment to holders of common stock, in connection with any liquidation, dissolution, or winding up of Occam Networks, whether voluntary or involuntary, including (i) reorganizations, consolidations, mergers, or similar transactions where the Company’s stockholders immediately prior to the transaction hold, immediately after the transaction, less than a majority of the outstanding voting securities of the surviving or successor corporation or its parent or (ii) a sale of all or substantially all of the Company’s assets. After payment of the original Series A-2 liquidation preference, any proceeds remaining available for distribution to stockholders will be distributed to the Series A-2 preferred stock until the holders of the Series A-2 preferred stock have received $30 per share and then thereafter all remaining amounts will be distributed to the common stockholders. However, to the extent that the liquidation preference payable to the Series A-2 preferred holders would have been greater had they converted their preferred stock to common stock, the Series A-2 preferred holders are entitled to that larger amount, regardless of whether or not they actually converted.

The liquidation provisions of Series A-2 preferred stock are considered redemption provisions that are not solely within the control of the Company, and therefore the Company has classified the Series A-2 preferred stock outside of stockholders’ deficit on the accompanying consolidated balance sheet.

Dividends—The Series A-2 preferred stock is not entitled to receive any preferential dividend, but the Company is required to pay an equivalent dividend on the Series A-2 preferred stock if it declares and pays a dividend on its common stock.

Voting—Except as otherwise required by law, holders of the Company’s Series A-2 preferred stock will be entitled to notice of any stockholders’ meeting and to vote together with holders of common stock on any matter submitted to stockholders for a vote. Each share of Series A-2 preferred stock will be entitled to a number of votes equal to the number of shares of common stock then issuable upon conversion thereof.

Other—The holders of Series A-2 preferred stock have certain participation rights, registration rights and rights to prohibit further indebtedness of the Company.

Certain investors who have purchased Series A-2 preferred stock are affiliated with members of our board of directors and are also a holder of over 5% of our outstanding securities.

Series A-2 Preferred Stock Warrants

In connection with the issuance of the March 2004 sale of Series A-2 preferred stock and the December 2004 senior loan and security agreement the Company issued warrants to purchase 226,800 and 15,000 shares of A-2 Preferred stock, respectively. All warrants are immediately exercisable. The following table summarizes the Series A-2 preferred warrants outstanding as of December 31, 2004:

Expiration date	Exercise price per share	Number of Series A-2 shares underlying warrant
September 8, 2005	10.00	226,800
December 17, 2009	10.00	15,000

		241,800

Common Stock Reserved For Issuance

The following represents the number of common shares reserved for future issuance (in thousands):

	December 31,
	2004	2003
Common Warrants	3,412	1,745
Stock Options	61,410	47,942
Convertible Preferred Stock and warrants	295,455	272,727
Employee Stock Purchase Plan	4,260	2,885

	364,537	325,299

Common Stock Warrants

From 2000 to 2004, the Company issued warrants to purchase shares of common stock in connection with the issuance of certain financing arrangements. All warrants are immediately exercisable. The following table summarizes the warrants outstanding as of December 31, 2004:

Expiration date	Exercise price per share	Number of shares underlying warrant
December 17, 2011	$0.09	1,666,667
November 20, 2005	$0.10	611,100
June 16, 2010	$0.25	500,000
December 8, 2005	$0.49	203,700
May 14, 2006	$0.49	250,775
December 8, 2005	$0.83	179,735

		3,411,977

Note 8.    Stock Options

Stock Options

In April 1997, Accelerated Networks adopted the 1997 Stock Option/Stock Issuance Plan (“1997 Plan”), which was replaced by the 2000 Stock Incentive Plan (“2000 Plan”). The 2000 Plan provides for the issuance of non-qualified or incentive stock options to employees, non-employee members of the board and consultants. The exercise price per share is not to be less than 85% of the fair market value per share of the Company’s common stock on the date of grant. Incentive stock options may be granted at no less than 100% of the fair market value of the Company’s common stock on the date of grant (110% if granted to an employee who owns 10% or more of the common stock). The Board of Directors has the discretion to determine the vesting schedule. Options may be either immediately exercisable or in installments, but generally vest over a four-year period from the date of grant. In the event the holder ceases to be employed by the Company, all unvested options terminate and all vested installment options may be exercised within an installment period following termination. In general, options expire ten years from the date of grant and any unvested shares acquired related to the immediately exercisable options are subject to repurchase by the Company at the original exercise price. At December 31, 2004 and 2003 no unvested shares of common stock issued and outstanding under the 2000 Plan were subject to repurchase by the Company.

The 2000 Plan also provides for shares of common stock to be issued directly through either the immediate purchase of shares or as a bonus for services rendered. The purchase price per share is not to be less than 85% of the fair market value per share of the Company’s common stock on the date of grant. The purchase price, if granted to an employee who owns 10% or more of the common stock, must be granted at no less than 110% of the fair market value of the Company’s common stock on the date of grant. Vesting terms are at the discretion of the Plan Administrators and determined at the date of issuance. In the event the holder ceases to be employed by the Company, any unvested shares are subject to repurchase by the Company at the original purchase price. To date, no such shares of common stock have been issued under the 2000 Plan.

During 2000, Occam CA adopted the 1999 Plan. The 1999 Plan provides for the grant of incentive or nonqualified stock options to officers, employees, directors, and independent contractors or agents of Occam CA. The exercise price of options for both the incentive and nonqualified stock options may not be less than the deemed fair value of the shares on the date of grant. The Board of Directors is authorized to administer the 1999 Plan and establish the stock option terms, including the grant price and vesting period. Options granted to employees are generally exercisable upon grant; subject to an ongoing repurchase right of the Company matching the vesting period. The options expire ten years after the date of grant and the Company holds a right of first refusal in connection with any transfer of vested optioned shares. At December 31, 2004 and 2003, 5,000 and 238,000, respectively, of unvested shares of common stock issued and outstanding under the 1999 Plan were subject to repurchase by the Company at the related exercise prices. Pursuant to the terms of the merger agreement, no further stock option grants may be made from the 1999 Plan subsequent to the May 14, 2002 merger date.

As of December 31, 2004 there were 61.4 million shares authorized under the Company’s stock option plans of which there were 555,000 shares available under current option plan for future grants. Additional information with respect to the outstanding options as of December 31, 2004 is as follows (shares in thousands):

	Options Outstanding			Options Exercisable
Exercise Price	Shares	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Price	Shares	Weighted Average Price
$0.05 to $0.08	4,807	7.09	$0.06	3,681	$0.06
$0.09 to $0.95	10,538	7.63	$0.09	6,061	$0.09
$0.10 to $0.50	41,269	9.13	$0.13	9,248	$0.16
$0.60 to $50.00	4,241	1.52	$2.11	4,239	$2.11

$0.05 to $50.00	60,855	8.18	$0.25	23,229	$0.48

A summary of the Company’s stock option activity is as follows (shares in thousands):

	Year ended December 31,
	2004		2003		2002
	Shares	Weighted Average Price	Shares	Weighted Average Price	Shares	Weighted Average Price
Outstanding at beginning of period	47,942	$0.30	35,567	$0.44	21,868	$0.07
Granted where exercise price equals fair value on grant date	21,808	$0.10	26,697	0.12	6,447	0.12
Granted where exercise price less than fair value on grant date	—	—	—	—	4,313	0.09
Assumed from Accelerated Networks in merger	—	—	—	—	9,155	1.97
Exercised	(1,660)	$0.07	(3,172)	0.08	(419)	0.05
Canceled	(7,235)	$0.18	(11,150)	0.37	(5,797)	0.93

Outstanding at end of period	60,855	$0.25	47,942	0.30	35,567	0.44

Exercisable at end of period	23,229	$0.48	18,134	0.60	17,451	0.75

The weighted-average fair value of options granted to employees for the years ended December 31, 2004, 2003, and 2002 were $0.07, $0.12 and $0.19 per share, respectively.

Deferred Stock-Based Compensation

In connection with the grant of certain options to purchase common stock to employees during the years ended December 31, 2002 and 2001, Occam CA recorded deferred stock-based compensation of approximately $1,564,000 and $6,062,000, respectively, for the aggregate differences between the exercise prices of options at their dates of grant and the deemed fair value for accounting purposes of the common stock subject to such options. Such amounts are being amortized ratably over the vesting period of the related options. Amortization expense relating to employee stock options for the years ended December 31, 2004, 2003 and 2002, totaled $852,000, $1,227,000 and $1,520,000, respectively.

During 2000 through 2002, Occam CA issued options to consultants and advisory board members (“non-employees”). These options generally vested over the service period. As these stock options require future performance by the recipients, these options are considered variable grants for accounting purposes. The fair value of these options, determined using the Black-Scholes option pricing model, are re-measured each reporting period until such time that the options become fully vested. The Company recorded expense related to these options to non-employees of $0, $1,000 and $120,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Employee Stock Purchase Plan

In 2000, Accelerated Networks adopted the 2000 Employee Stock Purchase Plan (“ESPP”). Under the terms of the ESPP, eligible employees may elect to contribute up to 15% of earnings through payroll deductions. The accumulated deductions are applied to the purchase of common shares on each semi-annual purchase date, as defined. The purchase price per share is equal to 85% of the fair market value on the participant’s entry date into the offering period or, if lower, 85% of the fair market value on the semi-annual purchase date. Under the terms of the ESPP, 4,260,000 shares have been reserved for issuance. In April 2001, employee contributions and stock issuances under the ESPP were terminated, but approximately 4,190,000 common shares continue to be reserved for any re-instatement of the ESPP.

Note 9.    Income Taxes

The net effective income tax rate differed from the federal statutory income tax rate as follows:

	2004	2003	2002
For the year ended December 31
Statutory federal income tax benefit	(34)%	(34)%	(34)%
State income tax benefit (net of federal benefit)	(6)	(6)	(6)
Other	4	4	4
Valuation allowance	36	36	36

	—	—	—

The primary components of temporary differences that gave rise to deferred taxes were as follows (in thousands):

	December 31,
	2004	2003
Deferred tax assets:
Net operating loss carryforwards	$81,989	$71,859
Tax credit carryforwards	784	784
Depreciation and amortization	17	2,486
Other	2,343	5,992

	85,133	81,121
Less: valuation allowance	(85,133)	(81,121)

Net deferred tax assets	$—	$—

The change in the Company’s deferred tax valuation allowance is as follows:

Description	Balance at Beginning of Period	Deductions and Other Adjustments	Balance at End of Period
Income tax valuation allowance
2002	$13,235	$61,634	$74,869
2003	$74,869	$6,252	$81,121
2004	$81,121	$4,012	$85,133

The net deferred tax assets have been offset with a full valuation allowance. SFAS No. 109 “Accounting for Income Taxes” requires that a valuation allowance be established to reduce a deferred tax asset to the extent that it is not more likely than not that the deferred tax asset will be realized. Based on management’s assessment of all available evidence, both positive and negative, the Company has concluded that it is more likely than not that the net deferred tax assets will not be realized.

At December 31, 2004, the Company had net operating loss carryforwards of approximately $216.7 million and $142.4 million to offset federal and state future taxable income, respectively. The federal and state net operating loss carryforwards expire through 2024 and 2014, respectively. The availability of the net operating losses to offset future taxable income may be limited as a result of ownership changes in 2003 or prior years or the merger with Accelerated Networks in 2002, pursuant to Internal Revenue Code section 382. In addition, utilization of the net operating loss carryforwards would also be subject to an annual usage limitation. Net operating loss limitations under section 382 may significantly impact the timing and amount of future income tax obligations, if any. The amount of such limitation, if any, has not yet been determined.

Note 10.    Concentration of Credit Risk and Suppliers, Significant Customers and Segment Reporting

Financial instruments subjecting the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company maintains its cash and cash equivalents with major financial institutions; at times, such balances with any one financial institution may exceed FDIC insurance limits. The Company’s accounts receivable are derived from revenue earned from customers located primarily in the United States. The Company extends differing levels of credit to customers and generally does not require collateral.

The Company currently relies on a limited number of suppliers to manufacture its products, and does not have a long-term contract with any of these suppliers. The Company also does not have internal manufacturing capabilities. Management believes that other suppliers could provide similar products on comparable terms.

Net revenue and accounts receivable from significant customers were as follows (in thousands, except percentages):

	December 31, 2004
	Net Revenue	% of Net Revenue	Accounts Receivable	% of Accounts Receivable
Customer A	$2,995	17%	$856	16
Customer B	$1,997	12%	$1,762	34
Customer C	$1,941	11%	$70	1

	December 31, 2003
	Net Revenue	% of Net Revenue	Accounts Receivable	% of Accounts Receivable
Customer D	$1,178	15%	$498	21
Customer E	$1,155	14%	$723	31

	December 31, 2002
	Net Revenue	% of Net Revenue	Accounts Receivable	% of Accounts Receivable
Customer F	$919	38%	$272	27
Customer G	$609	25%	$405	40
Customer H	$317	13%	$58	6

The Company operates in one industry segment providing Ethernet and IP-based loop carrier platforms for the telecommunications industry. The Company’s business operations are principally based in the United States. Net revenue from products exported from the United States was $41,000, $573,000 and $348,000 during 2004, 2003 and 2002, respectively. All of the Company’s long-lived assets are located in the United States.

Note 11.    Commitments and Contingencies

The Company leases its office facilities and certain equipment under non-cancelable operating lease agreements, which expire at various dates through 2006. Certain operating leases contain escalation clauses with annual base rent adjustments of 3% or a cost of living adjustment. Total rent expense for the years ended December 31, 2004, 2003 and 2002, was $890,000, $821,000 and $1,081,000 respectively. Approximate minimum annual lease commitments under non-cancelable operating leases are as follows (in thousands):

Year Ending December 31,
2005	$716
2006	452

Total minimum lease payments	$1,168

Purchase Commitments

As of December 31, 2004, the Company had $482,000 included in accrued expenses for purchase commitments and outstanding payments due to one of its former principal contract manufacturers, which it expects to resolve in 2005. As of December 31, 2004, the Company had open purchase orders with its current contract manufacturer of $4.4 million.

Royalties

The Company licenses certain technology for incorporation into its products. Under the terms of these agreements, royalty payments will be made based on per-unit sales of certain of the Company’s products. Royalty expenses incurred for the years ended December 31, 2004, 2003 and 2002 were $272,000, $348,000 and $75,000 respectively.

Legal Proceedings

IPO Allocation Cases

In June 2001, three putative stockholder class action lawsuits were filed against Accelerated Networks, certain of its then officers and directors and several investment banks that were underwriters of Accelerated Networks’ initial public offering. The cases, which have now been consolidated, were filed in the United States District Court for the Southern District of New York. The Court appointed a lead plaintiff on April 16, 2002, and plaintiffs filed a Consolidated Amended Class Action Complaint (the “Complaint”) on April 19, 2002. The Complaint was filed on behalf of investors who purchased Accelerated Networks’ stock between June 22, 2000 and December 6, 2000 and alleges violations of Sections 11 and 15 of the 1933 Act and Sections 10(b) and 20(a) and Rule 10b-5 of the 1934 Act against one or both of Accelerated Networks and the individual defendants. The claims are based on allegations that the underwriter defendants agreed to allocate stock in Accelerated Networks’ initial public offering to certain investors in exchange for excessive and undisclosed commissions and agreements by those investors to make additional purchases in the aftermarket at pre-determined prices. Plaintiffs allege that the prospectus for Accelerated Networks’ initial public offering was false and misleading in violation of the securities laws because it did not disclose these arrangements. These lawsuits are part of the massive “IPO allocation” litigation involving the conduct of underwriters in allocating shares of successful initial public offerings. The Company believes that over three hundred other companies have been named in more than one thousand similar lawsuits that have been filed by some of the same plaintiffs’ law firms. In October 2002, the plaintiffs voluntarily dismissed the individual defendants without prejudice. On February 19, 2003 a motion to dismiss filed by the issuer defendants was heard and the court dismissed the 10(b), 20(a) and Rule 10b-5 claims against the Company. On July 31, 2003, the Company agreed, together with over three hundred other companies similarly situated, to settle with the Plaintiffs. A Memorandum of Understanding (“MOU”), along with a separate agreement and a performance bond of $1 billion issued by the insurers, for these companies’ is a guarantee, allocated pro-rata amongst all issuer companies, to the plaintiffs as part of an overall recovery against all defendants including the underwriter defendants who are not a signatory to the MOU. Any recovery by the plaintiffs against the underwriter defendants reduces the amount to be paid by the issuer companies. The settlement documents are in process and it is anticipated that the Company will execute the settlement documents in 2005. This settlement will require the members of the class of plaintiffs and the court approval. The Company has not recorded any accrual related to this proposed settlement because it expects any settlement amounts to be covered by its insurance policies.

Note 12.    401(k) Plan

The Company has defined contribution plans under which employees who are at least 18 years old and have completed 500 hours of service may defer compensation pursuant to Section 401(k) of the Internal Revenue Code. Participants in the plans may contribute between 1% and 50% of their pay, subject to the limitations placed by the IRS. The Company, at its discretion, may match a portion of the amounts contributed by the employee. To date, the Company has made no contributions to the 401(k) plan.

Note 13.    Net Loss Per Share Attributable to Common Stockholders

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders (in thousands, except per share data):

	December 31
	2004	2003	2002
Numerator:
Net loss attributable to common stockholders	$(18,277)	$(22,970)	$(34,043)

Denominator:
Weighted-average common shares outstanding	267,945	211,896	93,740
Adjustment for common shares issued subject to repurchase	(145)	(1,164)	(4,083)

Denominator for basic and diluted calculations	267,800	210,732	89,657

Basic and diluted net loss per share applicable to common stockholders	$(0.07)	$(0.11)	$(0.38)

Note 14.    Supplemental Disclosures of Cash Flow Information (In thousands)

	December 31
	2004	2003	2002
Cash paid during year for interest	$93	$211	$306
Conversion of common stock potentially subject to rescission to common stock	—	10,000	—
Conversion of Series A preferred stock to common stock	—	11,846	6,946
Conversion of Series B and B l preferred stock to common stock	—	—	30,753
Conversion of Series C preferred stock to common stock potentially subject to rescission	—	—	10,000
Inception of capital lease	—	—	107
Interest on notes payable	$31	$—	$—

Note 15.    Other Charges

During the third quarter of 2002, the Company recorded a provision of $3.1 million for excess and obsolete inventory of the integrated access device line of products acquired from Accelerated Networks. The integrated access device line of products had made only a minimal contribution to the Company’s net revenue. Accordingly, the Company has substantially discontinued marketing these products and reduced the carrying value of this inventory.

Note 16.    Acquisition of Accelerated Networks

On November 9, 2001, Accelerated Networks entered into a definitive merger agreement with Occam CA pursuant to which the parties agreed to a merger transaction involving the merger of a wholly-owned subsidiary of Accelerated Networks with and into Occam CA, with Occam CA surviving as a wholly-owned subsidiary of Accelerated Networks. The transaction, which closed on May 14, 2002, has been accounted for using the purchase method of accounting. The results of operations of Accelerated Networks have been included in the accompanying statement of operations from May 14, 2002.

Under the terms of the merger agreement, upon completion of the merger, stockholders of Occam CA received shares of Accelerated Networks common stock for their shares of Occam CA stock, and option and warrant holders of Occam CA received options and warrants in Accelerated Networks, collectively representing approximately 64% of the diluted equity of the combined organization.

The purchase price for accounting purposes was established using the fair market value of 50,900,000 shares of outstanding (as of May 14, 2002) Accelerated Networks common stock of $0.3879 per share, determined using average stock closing prices beginning four days before and ending four days after the announcement of the merger on November 12, 2001, the fair value of assumed options to acquire 9,155,000 shares of Accelerated Networks common stock and warrants to acquire 200,000 shares of Accelerated Networks common stock as of May 14, 2002 (calculated using the Black-Scholes valuation model with the following assumptions: risk free interest rate of 4%, a volatility factor of 80%, a contractual life of four years and no dividend yield) and the Company’s acquisition-related costs, as follows (in thousands):

Fair value of Accelerated Networks common stock	$19,743
Fair value of Accelerated Networks options and warrants assumed	1,272
Acquisition-related costs	1,089

Purchase price	$22,104

The fair values of the Accelerated Networks tangible and intangible assets acquired and liabilities assumed were estimated as follows (in thousands):

Total fair value of assets assumed at May 14, 2002:

Cash	$16,896
Inventories	3,318
Property and equipment	6,009
Other assets	5,744

31,967
Less: Liabilities assumed at May 14, 2002	4,190
Fair value of net assets acquired	27,777
Less: Negative goodwill adjustment to property and equipment, net	5,673

Purchase price	$22,104

In the above purchase price allocation, the fair values of the tangible assets acquired and liabilities assumed exceeded the purchase price of Accelerated Networks. In accordance with SFAS No. 141, “Business Combinations”, the excess fair value of net assets greater than the purchase price was allocated to reduce non-current assets by $5,673,000.

The following unaudited pro forma information presents a summary of the consolidated results for 2002 of the combined organization had the acquisition occurred on January 1, 2002 (in thousands, except per share data):

December 31, 2002
Net revenue	$3,209
Net loss	(37,881)
Net loss attributable to common stockholders	(39,477)
Basic and diluted net loss per share applicable to common stockholders	$(0.29)

These unaudited pro forma results have been prepared for comparative purposes only and include adjustments for reduction in depreciation charges resulting from negative goodwill adjustment to Accelerated Networks’ non-current assets. The results do not purport to be indicative of the results of operations which actually would have resulted had the combination been in effect on January 1, 2002, or the future results of operations of the combined organization.

Note 17.    Subsequent Events

The Company raised an additional $5.6 million in January 2005 from its existing shareholders and $4.9 million in March 2005 through additional issuance of Series A-2 preferred stock to its existing investors and Tellabs, Inc (“Tellabs”). In addition, In March 2005, a holder of an outstanding promissory note converted $534,000 of outstanding principal and accrued interest into shares of Series A-2 preferred stock. The Series A-2 preferred stock issued in January 2005 and March 2005 has the same rights and preferences as the Series A-2 preferred stock disclosed in Note 7 except these shares of Series A-2 preferred stock are not convertible to shares of common stock until the stockholders of the Company have approved the increase in the number of authorized shares of common stock.

In March 2005, the Company entered into a manufacturing agreement, a technology license agreement and a supply agreement with Tellabs. The manufacturing agreement gives Tellabs the exclusive right to market the Company’s 6000 products under the Tellabs label to 3 of the 4 Regional Bell Operating Companies (“RBOC”) and 9 large independent Operating companies (“IOC”). The exclusivity under the manufacturing agreement is for 3 years for RBOCs and 2 for the IOCs. Tellabs must meet certain goals or make certain payments to maintain the exclusivity for the full period. The technology license agreement gives Tellabs the nonexclusive right to certain of the Company’s technology and the supply agreement provides that the Company will supply certain products for demonstration and testing purposes to Tellabs.

Note 18.    Quarterly Information (unaudited)

Following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2004 and 2003 (in thousands, except per share amounts):

	Mar 31	Jun 30	Sep 30	Dec 31
2004
Revenues	$3,240	$3,185	$4,424	$6,480
Gross profit (loss)	(135)	(980)	738	1,877
Loss from operations	(4,080)	(5,344)	(3,195)	(2,241)
Net loss	(4,115)	(5,370)	(3,210)	(2,294)
Net loss attributable to common stockholders	(6,625)	(5,927)	(3,341)	(2,384)
Basic and diluted net loss per share attributable to common stockholders	$(0.02)	$(0.02)	$(0.01)	$(0.01)

	Mar 31	Jun 30	Sep 30	Dec 31
2003
Revenues	$1,451	$1,280	$1,476	$3,775
Gross profit (loss)	264	9	(375)	154
Loss from operations	(5,455)	(5,703)	(5,085)	(4,017)
Net loss	(5,480)	(5,735)	(5,173)	(4,044)
Net loss attributable to common stockholders	(5,680)	(5,035)	(5,173)	(7,082)
Basic and diluted net loss per share attributable to common stockholders	$(0.04)	$(0.03)	$(0.02)	$(0.03)

UNAUDITED INTERIM FINANCIAL STATEMENTS

OCCAM NETWORKS INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	June 30, 2005	December 31, 2004
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$11,734	$4,432
Restricted cash	2,101	2,101
Accounts receivable, net	3,717	5,217
Inventories	4,575	6,611
Prepaid and other current assets	1,304	794

Total current assets	23,431	19,155
Property and equipment, net	1,731	1,692
Other assets	208	213

Total assets	$25,370	$21,060

LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$1,521	$6,277
Accrued expenses	4,062	3,330
Deferred revenues	192	—
Current portion of long-term debt and capital lease obligations	1,282	863

Total current liabilities	7,057	10,470
Long-term debt and capital lease obligations	1,777	2,987

Total liabilities	8,834	13,457
Commitments and contingencies (note 4)

Redeemable preferred stock
Series A-2 convertible preferred stock, $.001 par value, authorized 4,300 shares, 3,560 and 2,224 issued and outstanding at June 30, 2005 and at December 31, 2004, respectively, liquidation preference of $106,800 and $66,723 at June 30, 2005 and December 31, 2004	34,869	20,993
Series A-2 convertible preferred stock warrant	73	503

Stockholders’ deficit:
Common stock, $0.001 par value, 750,000 shares authorized; 270,199 and 268,570 shares issued and outstanding at June 30, 2005 and December 31, 2004, respectively	270	269
Additional paid-in capital	87,355	87,294
Warrants	559	559
Deferred stock compensation	(295)	(633)
Accumulated deficit	(106,295)	(101,382)

Total stockholders’ deficit	(18,406)	(13,893)

Total liabilities, redeemable preferred stock and stockholders’ deficit	$25,370	$21,060

The accompanying notes are an integral part of these consolidated financial statements.

OCCAM NETWORKS, INC.

STATEMENTS OF OPERATIONS

(In thousands, except per share data)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Sales	$8,740	$3,185	$15,661	$6,425
Cost of sales	6,771	4,165	11,887	7,540

Gross profit (loss)	1,969	(980)	3,774	(1,115)
Operating expenses:
Research and product development	1,736	1,928	3,448	3,985
Sales and marketing	2,012	1,854	3,640	3,215
General and administrative	700	582	1,430	1,110

Total operating expenses	4,448	4,364	8,518	8,310
Loss from operations	(2,479)	(5,344)	(4,744)	(9,425)
Interest expense, net	(56)	(26)	(169)	(61)

Loss before income taxes	(2,535)	(5,370)	(4,913)	(9,486)
Provision for income tax	—	—	—	—

Net loss	(2,535)	(5,370)	(4,913)	(9,486)
Beneficial conversion feature	(35)	(557)	(1,822)	(3,067)

Net loss attributable to common stockholders	(2,570)	(5,927)	(6,735)	(12,553)

Net loss per share:
Basic and diluted	$(0.01)	$(0.02)	$(0.03)	$(0.05)

Weighted average shares:
Basic and diluted	269,470	267,710	269,052	267,358

Amortization of stock-based compensation included in:
Research and product development	$139	$178	$282	$379
Sales and marketing	21	35	42	72
General and administrative	2	10	4	34

Total amortization of stock-based compensation	$162	$223	$328	$485

The accompanying notes are an integral part of these consolidated financial statements.

OCCAM WORKS, INC.

STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Six months ended June 30,
	2005	2004
Operating activities
Net loss	$(4,913)	$(9,486)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	498	739
Non-cash charges relating to stock options and warrants	328	538
Changes in operating assets and liabilities:
Accounts receivable	2,947	(395)
Inventory	2,036	(822)
Prepaid expenses and other assets	(532)	(331)
Accounts payable and accrued expenses	(3,831)	935
Deferred revenues	(1,447)	—

Net cash used in operating activities	(4,914)	(8,822)

Investing activities
Purchases of property and equipment	(511)	(624)
Other assets	—	12

Net cash used in investing activities	(511)	(612)

Financing activities
Payments of capital lease obligations and long-term debt	(256)	—
Proceeds from issuance of series A-2 preferred stock and warrants, net of issuance costs	12,825	5,170
Proceeds from the exercise of stock options	158	59
Repayment of capital lease obligations	—	(407)

Net cash provided by financing activities	12,727	4,822
Net increase (decrease) in cash and cash equivalents	7,302	(4,612)
Cash and cash equivalents, beginning of period	4,432	14,586

Cash and cash equivalents, end of period	$11,734	$9,974

Supplemental disclosure of cash flow information:
Interest paid	$81	$68
Conversion of note payable and accrued interest to Series A-2 preferred stock	$535	—

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands)

Six months ended June 30, 2005

(Unaudited)

	Series A-2 Preferred Stock		Series A-2 Preferred	Common Stock
	Shares	Amount	Stock Warrants	Shares	Amount	Warrants	Deferred Compensation	Additional Paid in Capital	Accumulated Deficit	Total
Balance at December 31, 2004	2,224	$20,993	$503	268,570	$269	$559	$(633)	$87,294	$(101,382)	$(13,893)
Exercise of stock options	—	—	—	1,629	1	—	—	154	—	155
Amortization of deferred stock-based compensation	—	—	—	—	—	—	338	(8)	—	330
Issuance of series A-2, redeemable preferred stock and warrants, net of issuance costs	1,336	13,876	(515)	—	—	—	—	—	—	—
Record beneficial conversion feature	—	(1,737)	—	—	—	—	—	1,737	—	1,737
Amortize beneficial conversion feature	—	1,737	85	—	—	—	—	(1,822)	—	(1,822)
Net loss	—	—	—	—	—	—	—	—	(4,913)	(4,913)

Balance at June 30, 2005	3,560	$34,869	$73	$270,199	$270	$559	$(295)	$87,355	$(106,295)	$(18,406)

The accompanying notes are an integral part of these consolidated financial statements.

OCCAM NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All interim information relating to the three and six-month periods ended

June 30, 2005 and 2004 is unaudited)

1.	BUSINESS AND BASIS OF PRESENTATION

Occam Networks, Inc. (“Occam” or the “Company”) develops and markets a suite of broadband loop carriers (BLCs), including innovative Ethernet and IP-based loop carrier platforms that enable Incumbent Local Exchange Carriers (ILECs) to deliver a variety of traditional and packet voice, broadband and IP services from a single, converged all-packet access network.

On May 14, 2002, Accelerated Networks, Inc. a Delaware corporation (“Accelerated Networks”) acquired Occam Networks Inc., a California corporation (“Occam CA”). After the completion of the merger, Accelerated Networks filed a certificate of amendment to its amended and restated certificate of incorporation in order to change the name of the corporation to Occam Networks, Inc. Occam CA also filed an amendment to its articles of incorporation following the merger to change its name to “Occam Networks (California), Inc.”.

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has incurred significant operating losses and negative cash flows since its inception, and it has funded its operations primarily through the sale of equity securities and debt borrowings.

The Company’s viability as a going concern is dependent upon its ability to successfully carry out its business plan. Since inception, the Company has devoted substantial effort and capital resources to develop and market its products. Based on the Company’s current operating plans, management believes that the recent equity investments and debt financing will be sufficient to fund the Company through twelve months from June 30, 2005.

In addition, management’s plans to attain profitability and generate additional cash flows depend upon increasing revenues from new and existing customers, focusing on cost reductions, and launching additional products. There can be no assurance that management will be successful with these plans. If events and circumstances occur such that the Company does not meet its current operating plan, and the Company is unable to raise additional financing, the Company may be required to reduce certain discretionary spending, which could have a material adverse effect on the Company’s ability to achieve its intended business objectives. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Basis of Presentation

The accompanying consolidated financial statements are unaudited. The consolidated balance sheet at December 31, 2004 is derived from Occam’s audited financial statements included in its Annual Report on Form 10-K. These financial statements reflect all material adjustments, consisting only of normal recurring adjustments, which, in the opinion of management, are necessary to fairly state our financial position, results of operations and cash flows for the interim periods. The results of operations for the current interim periods are not necessarily indicative of results to be expected for the entire year.

These consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of

OCCAM NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All interim information relating to the three and six-month periods ended

June 30, 2005 and 2004 is unaudited) (Continued)

America have been condensed or omitted pursuant to such rules and regulations. These consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2004.

Occam manages its activities based on 13-week accounting quarters. Accordingly, the actual period end dates for the periods ended June 30, 2005 and June 30, 2004 were June 26, 2005 and June 27, 2004, respectively. Occam’s reporting period is based upon a calendar quarter, which includes activity through the last Sunday of the preceding calendar quarter. Certain amounts in the consolidated financial statements have been reclassified to conform to the current presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates and such differences may be material to the financial statements.

Revenue Recognition

Occam recognizes revenue when persuasive evidence of sales arrangements exists, delivery has occurred or services have been rendered, the buyer’s price is fixed or determinable and collectibility is reasonably assured. Occam allows credit for products returned within its policy terms. Occam provides training and post-sales technical support and maintenance to its customers as needed to assist them in installation or use of its products–these costs are currently not significant. Occam further warrants its products for periods up to 5 years and records an estimated warranty cost when revenue is recognized.

In certain circumstances, Occam enters into arrangements with customers who receive financing support in the form of long-term, low-interest-rate loans from the United States Department of Agriculture’s Rural Utilities Service (RUS). The terms of the RUS contracts provide that in certain instances transfer of title of Occam’s products does not occur until payment has been received. In these cases, Occam does not recognize revenue until payment has been received, assuming the remaining revenue recognition criteria are met.

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. These requirements apply to all voluntary changes and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 is effective for fiscal years beginning after December 15, 2005. As such, the Company is required to adopt these provisions for the fiscal year beginning January 1, 2006. The Company is currently evaluating the impact of SFAS 154 on its consolidated financial statements.

OCCAM NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All interim information relating to the three and six-month periods ended

June 30, 2005 and 2004 is unaudited) (Continued)

2.	INVENTORIES

Inventories consist of the following (in thousands):

	June 30, 2005	December 31, 2004
Raw materials	$82	$294
Work-in-process	3	256
Finished goods	4,490	6,061

Inventory at end of period	$4,575	$6,611

3.	NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share (in thousands, except per share data):

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Numerator:
Net loss attributable to common stockholders	$(2,570)	$(5,927)	$(6,735)	$(12,553)

Denominator (basic and diluted):
Weighted average shares outstanding	269,472	267,757	269,054	267,530
Less: Weighted average common shares subject to repurchase	(2)	(47)	(2)	(172)

Weighted average shares used to compute basic and diluted net loss per share	269,470	267,710	269,052	267,358

Basic and diluted net loss per share attributable to common shareholders	$(0.01)	$(0.02)	$(0.03)	$(0.05)

The following table presents common stock equivalents (potential common stock) that are not included in the diluted net loss per share calculation above because their effect would be antidilutive for the periods indicated (shares in thousands):

	June 30,
	2005	2004
Unvested shares of common stock subject to repurchase	2	47
Common stock warrants	3,412	1,937
Common stock equivalents of convertible preferred stocks and warrants	325,016	218,457
Stock options	69,589	42,353

Common stock equivalents	398,019	262,794

4.	COMMITMENTS AND CONTINGENCIES

Occam leases its office facilities and certain equipment under noncancelable lease agreements, which expire at various dates through 2007. Certain operating leases contain escalation clauses with annual base rent adjustments of 3% or a cost of living adjustment. Occam also leased certain equipment and software under noncancelable capital lease agreements.

OCCAM NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All interim information relating to the three and six-month periods ended

June 30, 2005 and 2004 is unaudited) (Continued)

Approximate minimum commitments under noncancelable operating leases are as follows (in thousands):

Period ending June 30,	Operating Leases
2006	$631
2007	151

Total minimum lease payments	$782

Purchase Commitments

As of June 30, 2005, Occam had $482,000 in accrued expenses for purchase commitments and outstanding payments due to a former contract manufacturer.

Indemnifications and Guarantees

Occam enters into indemnification provisions under its agreements with other companies in its ordinary course of business, typically with its contractors, customers and landlords. Under these provisions, Occam generally indemnifies and holds harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of Occam’s activities or, in some cases, as a result of the indemnified party’s activities under the agreement. These indemnification provisions generally survive termination of the underlying agreement. In addition, Occam has entered into indemnification agreements with its officers and directors that indemnify such persons for certain liabilities they may incur in connection with their services as an officer or director, and Occam has agreed to indemnify certain investors for liabilities they may incur in connection with the exercise of registration rights. The maximum potential amount of future payments Occam could be required to make under these indemnification provisions is generally unlimited. Occam has not incurred material costs to defend lawsuits or settle claims related to these indemnifications agreements. As a result, Occam believes the estimated fair value of these agreements is minimal. Accordingly, Occam has no liabilities recorded for these agreements as of June 30, 2005 and December 31, 2004.

Purchase Orders

Under the terms of Occam’s contract manufacturer agreement, Occam is required to place orders with its contract manufacturer to meet the estimated sales demand. The contract manufacturer agreement includes certain lead-time and cancellation provisions. At June 30, 2005, open purchase orders with the contract manufacturer were $6.2 million.

OCCAM NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All interim information relating to the three and six-month periods ended

June 30, 2005 and 2004 is unaudited) (Continued)

Warranty

Occam provides standard warranties with the sale of products generally for up to 5 years from date of shipment. The estimated cost of providing the product warranty is recorded at the time revenue is recognized. Occam maintains product quality programs and processes including actively monitoring and evaluating the quality of its suppliers. Occam quantifies and records an estimate for warranty related costs based on Occam’s actual history, projected return and failure rates and current repair costs. A summary of changes in Occam’s accrued warranty liability that is included in accrued liabilities is as follows (in thousands):

	Six-month period ended June 30,
	2005	2004
Warranty liability at the beginning of period	$675	$331
Accruals during period	737	484
Warranty utilization	(436)	(350)

Warranty liability at end of period	$976	$465

Litigation

IPO Allocation Cases

In June 2001, three putative stockholder class action lawsuits were filed against Accelerated Networks, certain of its then officers and directors and several investment banks that were underwriters of Accelerated Networks’ initial public offering. The cases, which have now been consolidated, were filed in the United States District Court for the Southern District of New York. The Court appointed a lead plaintiff on April 16, 2002, and plaintiffs filed a Consolidated Amended Class Action Complaint (the “Complaint”) on April 19, 2002. The Complaint was filed on behalf of investors who purchased Accelerated Networks’ stock between June 22, 2000 and December 6, 2000 and alleges violations of Sections 11 and 15 of the 1933 Act and Sections 10(b) and 20(a) and Rule 10b-5 of the 1934 Act against one or both of Accelerated Networks and the individual defendants. The claims are based on allegations that the underwriter defendants agreed to allocate stock in Accelerated Networks’ initial public offering to certain investors in exchange for excessive and undisclosed commissions and agreements by those investors to make additional purchases in the aftermarket at pre-determined prices. Plaintiffs allege that the prospectus for Accelerated Networks’ initial public offering was false and misleading in violation of the securities laws because it did not disclose these arrangements. These lawsuits are part of the massive “IPO allocation” litigation involving the conduct of underwriters in allocating shares of successful initial public offerings. The Company believes that over three hundred other companies have been named in more than one thousand similar lawsuits that have been filed by some of the same plaintiffs’ law firms. In October 2002, the plaintiffs voluntarily dismissed the individual defendants without prejudice. On February 19, 2003 a motion to dismiss filed by the issuer defendants was heard and the court dismissed the 10(b), 20(a) and Rule 10b-5 claims against the Company. On July 31, 2003, the Company agreed, together with over three hundred other companies similarly situated, to settle with the Plaintiffs. A Memorandum of Understanding (“MOU”), along with a separate agreement and a performance bond of $1 billion issued by the insurers, for these companies’ is a guarantee, allocated pro rata amongst all issuer companies, to the plaintiffs as part of an overall recovery against all defendants including the underwriter defendants who are not a signatory to the MOU. Any recovery by the plaintiffs against the underwriter defendants reduces the amount to be paid by the issuer companies. The settlement documents are in process. This settlement will require the members of the class of plaintiffs and the court approval. The Company has not recorded any accrual related to this proposed settlement because it expects any settlement amounts to be covered by its insurance policies.

OCCAM NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All interim information relating to the three and six-month periods ended

June 30, 2005 and 2004 is unaudited) (Continued)

5.	STOCK OPTIONS—FAIR VALUE DISCLOSURES

Occam accounts for stock option grants to employees and directors in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25) and the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS 123). Under APB 25, compensation expense is based on the difference, if any, on the date of grant between the estimated fair value of Occam’s common stock and the stock option exercise price.

The following table illustrates the effect on net loss and net loss per share if Occam had applied the fair value recognition provisions of SFAS No. 123 (in thousands, except per share data):

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Net loss, as reported:	$(2,535)	$(5,370)	$(4,913)	$(9,486)
Add: Stock-based compensation, intrinsic value method reported in net loss	162	223	328	485
Deduct: Pro forma stock-based compensation fair value method	(395)	(336)	(791)	(735)
Net loss, pro forma	$(2,768)	$(5,483)	$(5,376)	$(9,736)
Basic and diluted loss per share:
As reported	$(0.01)	$(0.02)	$(0.03)	$(0.05)
Pro forma	$(0.01)	$(0.02)	$(0.03)	$(0.05)

Basic and diluted loss per share has been computed by dividing the sum of the net loss and the beneficial conversion feature charges by the weighted average number of shares.

The effects of applying SFAS No. 123 in the above pro forma disclosure are not indicative of future amounts, and additional awards in future years are anticipated. For purposes of pro forma disclosures, the estimated fair value of the options was amortized ratably over the option’s vesting period.

6.	SERIES A-2 REDEEMABLE CONVERTIBLE PREFERRED STOCK

In January 2005, Occam raised an additional $5.6 million from the issuance of Series A-2 preferred stock to its existing shareholders. In March 2005, Occam raised $4.9 million through an additional issuance of Series A-2 preferred stock to its existing investors and Tellabs, Inc (“Tellabs”). In addition, in March 2005, a related party and holder of an outstanding promissory note converted $535,000 of outstanding principal and accrued interest into 53,479 shares of Series A-2 preferred stock.

In April 2005, Occam’s Board of Directors approved an amendment of the preferred stock warrants previously issued to Alta Partners to permit Alta to immediately exercise its Series A-2 preferred stock warrants to purchase 226,800 shares of Series A-2 preferred stock at an exercise price of $10 per share. Pursuant to the original terms of the warrants, the number of shares exercisable would have been decreased to the extent that Occam raised additional proceeds from a proposed rights offering. The Board approved the amendment because the commencement of the rights offering had been substantially delayed from the anticipated schedule at the time the warrants were issued, because the warrants would otherwise expire in September 2005, and because it was not clear if the rights offering would be concluded before the expiration of the warrants. On April 20, 2005, Alta exercised the warrants in full, acquiring 226,800 shares of Series A-2 preferred stock for an aggregate purchase price of $2.3 million.

OCCAM NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All interim information relating to the three and six-month periods ended

June 30, 2005 and 2004 is unaudited) (Continued)

The Company recorded a beneficial conversion feature (“BCF”) charge to net loss attributable to common stockholders of $1,737,000 relating to the issuance of the Series A-2 preferred stock in March 2005. In March 2004 and April 2004, the Company issued Series A-2 preferred stock and a preferred stock warrant to new investors. In connection with the March 2004 and April 2004 issuances of Series A-2 preferred stock the Company recorded a BCF charge to net loss attributable to common stockholders of $2,893,000. The BCFs were calculated using the fair value of the common stock on the dates of issuance, subtracting the accounting conversion price and then multiplying the resulting amount by the sum of the number of shares of common stock into which the Series A-2 preferred stock is convertible. Also in March 2004, the Company recorded a BCF on the preferred stock warrant (the “warrant BCF”) of $480,000 (as an adjustment to the warrant and additional paid in capital) that is being amortized using the interest method over the life of the warrant. For the six-month periods ended June 30, 2005 and 2004, the Company recorded $175,000 and $85,000, respectively, of amortization of the warrant BCF.

Each outstanding share of Series A-2 preferred stock is convertible into common stock at a conversion price of $0.11, subject to adjustments. In addition, all outstanding shares of Series A-2 preferred stock will automatically convert into common stock upon the written consent of holders of not less than sixty-six and two-thirds percent (66.66%) of the then outstanding shares of Series A-2 preferred stock.

In October 2004, Occam’s shareholders approved an amendment to Company’s Amended and Restated Certificate of Incorporation to increase the number of preferred stock designated as Series A-2 from 3,000,000 shares to 3,250,000 shares. In March 2005, the number of authorized shares designated as Series A-2 preferred stock was increased to 4,300,000.

ANNEX A

CERTIFICATE OF DESIGNATION

OF SERIES A-2 CONVERTIBLE PREFERRED STOCK OF

OCCAM NETWORKS, INC.

(AS AMENDED)

Pursuant to Section 151 of the General

Corporation Law of the State of Delaware

I, Howard M. Bailey, do hereby certify:

1.            That I am the duly elected and acting Chief Financial Officer and Secretary of Occam Networks, Inc., a Delaware corporation (the “Corporation”).

2.            That pursuant to the authority conferred upon the Board of Directors by the Corporation’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), the Board of Directors of the Corporation adopted the following resolution creating a series of 4,600,000 shares of Preferred Stock designated as Series A-2 Convertible Preferred Stock as required by Section 151 of the General Corporation Law of the State of Delaware:

RESOLVED, that the Board of Directors of the Corporation in accordance with the provisions of the Certificate of Incorporation hereby creates a series of Preferred Stock of the Corporation, par value $0.001 per share, and hereby states the designation and number of shares and fixes the relative rights, preferences, privileges, and limitations thereof, as follows:

1.            Definitions.

(a)          “Closing Price” shall mean (A) if the Common Stock is then listed for trading on a national securities exchange or the Nasdaq National Market, the closing sales price for one share of Common Stock on a measurement date or (B) if the Common Stock is actively traded over-the-counter, the average of the closing bid and ask prices for one share of the Corporation’s Common Stock on a measurement date.

(b)          “Conversion Price” shall mean $0.11 (as adjusted in accordance with Section 6 below).

(c)          “Series A-2 Liquidation Preference” shall mean an amount equal to $15.00 per share of Series A-2 Preferred Stock (as adjusted for any stock split, stock dividend or distribution, recapitalization, or similar event with respect to the Series A-2 Preferred Stock) plus an amount equal to all declared but unpaid dividends on each share of Series A-2 Preferred Stock.

(d)          “Series A-2 Price” shall mean $10.00 (as adjusted for any stock split, stock dividend or distribution, or similar event with respect to the Series A-2 Preferred Stock).

(e)          “Stockholder Approval” shall mean approval by the Corporation’s stockholders of an amendment to the Certificate of Incorporation to increase the number of authorized shares of Common Stock such that, upon such approval, the Corporation would then have authorized and available for issuance a sufficient number of shares of Common Stock to permit the conversion of all then outstanding shares of Series A-2 Preferred Stock into Common Stock at the Conversion Price and the exercise and/or conversion of all other options, warrants and convertible securities of the Corporation (outstanding or reserved).

(f)          “Stockholder Approval Date” shall mean the first Trading Day after the date Stockholder Approval has been obtained.

(g)          “Trading Day” shall mean a day on which the New York Stock Exchange is open for trading.

2.            Designation and Amount.    The shares of such series shall be designated as “Series A-2 Convertible Preferred Stock” (the “Series A-2 Preferred Stock”) and the number of shares constituting Series A-2 Preferred Stock shall be 4,600,000. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, however, that no such decrease shall reduce the number of shares of Series A-2 Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants, or upon the conversion of any outstanding securities issued by the Corporation, that are exercisable for or convertible into shares of Series A-2 Preferred Stock.

3.            Dividends.    No dividends shall accrue or be payable in respect of the Series A-2 Preferred Stock; provided, however, in the event the Corporation shall pay any dividend on the Common Stock (other than a dividend payable solely in shares of Common Stock or other securities and rights solely convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock), the holders of Series A-2 Preferred Stock (as of the record date fixed for the determination of holders of Common Stock entitled to receive such dividend) shall be entitled to receive an equivalent dividend based on the number of shares Common Stock then issuable upon conversion of the Series A-2 Preferred Stock pursuant to Section 6(a) below, which dividend shall be paid to the holders of the Series A-2 Preferred Stock at the same time that the corresponding dividend is paid on the Common Stock.

4.            Liquidation Preference.

(a)          In the event of any liquidation, dissolution, or winding up of the Corporation (a “Liquidation”), either voluntary or involuntary, distributions to the stockholders of the Corporation shall be made in the following manner:

(i)        The holders of the Series A-2 Preferred Stock shall be entitled to receive for each share of Series A-2 Preferred Stock then held by them, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of Common Stock, by reason of their ownership thereof, an amount equal to the Series A-2 Liquidation Preference. If, upon occurrence of such event, the assets and funds distributed among the holders of the Series A-2 Preferred Stock are insufficient to permit the payment to such holders of the full Series A-2 Liquidation Preference, then the entire assets and funds of the Corporation legally available for distribution shall be distributed pro-rata among the holders of the Series A-2 Preferred Stock based on the number of shares of Series A-2 Preferred Stock held by each such holder.

(ii)        After giving effect to the provisions of Section 4(a)(i), all of the remaining assets of the Corporation shall be distributed among the holders of Common Stock and Series A-2 Preferred Stock pro-rata based on the number of shares of Common Stock held by each such holder (assuming conversion into Common Stock of all outstanding Series A-2 Preferred Stock) until the holders of Series A-2 Preferred Stock shall have received $30.00 per share of Series A-2 Preferred Stock (as adjusted for any stock split, stock dividend or distribution, recapitalization, or similar event with respect to the Series A-2 Preferred Stock) then held by them; thereafter if assets of the Corporation remain, the holders of the Common Stock of the Corporation shall receive all of the remaining assets of the Corporation pro-rata based on the number of shares of Common Stock held by each.

(iii)        Notwithstanding the above, for purposes of determining the amount each holder of shares of Series A-2 Preferred Stock is entitled to receive with respect to a Liquidation, each such holder of shares of Series A-2 Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted or whether there are sufficient shares of authorized Common Stock to permit the actual conversion of all shares of Series A-2 Preferred Stock into Common Stock) such holder’s shares of such series into shares of Common Stock immediately prior to the Liquidation if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such shares of Series A-2 Preferred Stock into shares of Common Stock. If any such holder shall be deemed to have converted shares of Series A-2 Preferred Stock into Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Series A-2 Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Common Stock.

(iv)      In connection with any distribution upon a Liquidation hereunder, distributions to holders of Common Stock and Series A-2 Preferred Stock shall consist of equivalent forms of consideration, and in the event such form of consideration consists of cash and consideration other than cash, the proportion of cash and non-cash consideration shall be equivalent with respect to distributions to holders of Common Stock and Series A-2 Preferred Stock.

(b)          For purposes of this Section 4, either of the following shall be treated as a Liquidation: (i) a reorganization, consolidation, merger or similar transaction of the Corporation with or into any other entity or entities (but excluding any merger effected solely for purposes of reincorporating the Corporation in another jurisdiction), or the merger or other similar transaction of any other entity or entities into the Corporation (including such a transaction with an existing stockholder of the Corporation), in which the stockholders of the Corporation, immediately prior to such merger or other transaction hold in the aggregate and on a substantially pro-rata basis, immediately after such merger or other transaction, less than a majority of the outstanding voting securities of the surviving or successor corporation or its parent or (ii) a sale of all or substantially all of the assets of the Corporation. The vote or written consent of the holders of at least two-thirds of the outstanding shares of Series A-2 Preferred Stock may waive the treatment as a Liquidation for purposes of this Section 4 of any event or transaction that would otherwise constitute a Liquidation.

(c)          If any assets of the Corporation distributed to stockholders in connection with a Liquidation of the Corporation are other than cash, then the value of such assets shall be their fair market value as reasonably determined in good faith by the Board of Directors, except that any publicly-traded securities to be distributed to stockholders in a Liquidation of the Corporation shall be valued as follows:

(i)      If the securities are then traded on a national securities exchange or the Nasdaq Stock Market (or a similar national quotation system), then the value of the securities shall be deemed to be to the average of the closing prices of the securities on such exchange or system over the ten trading day period ending five trading days prior to the distribution;

(ii)      if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten trading day period ending five trading days prior to the distribution.

(iii)      if there is no public market, the value shall be the fair market value thereof, as determined in good faith by the Board.

In the event of a merger or other acquisition of the Corporation by another entity, the date of the distribution shall be deemed to be the date such transaction closes.

5.            Redemption.    The Corporation shall not have the right to call or redeem at any time any shares of Series A-2 Preferred Stock.

6.            Conversion.

(a)          Right to Convert.    Subject to Section 6(b) below, each share of Series A-2 Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the Stockholder Approval Date at the office of the Corporation or any transfer agent for the Series A-2 Preferred Stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series A-2 Price by the then-effective Conversion Price (the “Conversion Rate”)

(b)          Automatic Conversion.     Each outstanding share of Series A-2 Preferred Stock shall be automatically converted into shares of Common Stock at the then-effective Conversion Rate upon the written consent of holders of not less than 66 2/3% of the then-outstanding Series A-2 Preferred Stock.

(c)          Mechanics of Conversion.    No fractional shares of Common Stock shall be issued upon conversion of Series A-2 Preferred Stock. In lieu of any fractional share to which a holder would otherwise be entitled, the Corporation shall (after aggregating all shares held by such holder) pay cash equal to such fraction (rounded to the nearest second decimal) multiplied by the average of all Closing Prices over the ten Trading Days immediately prior to (but not including) the effective date of conversion (determined as set forth herein). Before any holder of Series A-2 Preferred Stock shall be entitled to convert the same into full shares of Common Stock and to receive certificates therefor, he shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Series A-2 Preferred, and shall give written notice to the Corporation at such office that he elects to convert the same; provided, however, that in the event of an automatic conversion pursuant to Section 6(b), the outstanding shares of Series A-2 Preferred shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent, and provided further that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such automatic conversion unless the certificates evidencing such shares of Series A-2 Preferred are either delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen, or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation (which may include a requirement of bond) from any loss incurred by it in connection with such certificates. The Corporation shall, as soon as practicable after such delivery, or such agreement and indemnification in the case of a lost certificate, issue and deliver at such office to such holder of Series A-2 Preferred, a certificate or certificates for the number of shares of Common Stock to which he shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock. Any elective conversion pursuant to Section 6(a) shall be deemed to be effective immediately prior to the close of business on the date of surrender of the certificate(s) representing the shares of Series A-2 Preferred Stock to be converted together with the written notice electing the conversion thereof. Any automatic conversion pursuant to Section 6(b) shall be deemed to be effective immediately prior to the close of business on the date the requisite written consent described in Section 6(b) has been executed and delivered to the Corporation.

(d)          Adjustments to Conversion Price for Diluting Issues.

(i)      Special Definitions. For purposes of this Section 6(d), the following definitions shall apply:

(1)          “Options” shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire either Common Stock or Convertible Securities.

(2)          “Original Issue Date” shall mean the date on which the first share of Series A-2 Preferred Stock was first issued.

(3)          “Convertible Securities” shall mean any securities of the Corporation (other than Common Stock) convertible into or exchangeable for Common Stock.

(4)          “Additional Shares of Common Stock” shall mean all shares of Common Stock issued (or pursuant to Section 6(d)(iii), deemed to be issued) by the Corporation after the

Original Issue Date; provided, however, that “Additional Shares of Common Stock” shall not mean shares of Common Stock issued, issuable or, pursuant to Section 6(d)(iii), deemed to be issued:

(a)          upon conversion of the Series A-2 Preferred Stock authorized herein or upon conversion of Convertible Securities, provided that such Convertible Securities shall be deemed to be Additional Shares of Common Stock;

(b)          to employees, directors, consultants and other service providers for the primary purpose of soliciting or retaining their services pursuant to plans or agreements approved by the Corporation’s Board of Directors;

(c)          as a dividend or distribution on the Series A-2 Preferred Stock;

(d)          to customers, commercial partners (including technology partners, marketing partners, or distribution partners), and vendors of the Company on terms approved by the Board of Directors, provided that any securities so issued shall be deemed to be Additional Shares of Common Stock in the event their value, in any single transaction and as determined in good faith by the Board of Directors, exceeds $1,000,000;

(e)          to banks, commercial lenders, equipment lessors, and other financial institutions in connection with commercial leasing or debt financing transactions, the terms of which are approved by the Board of Directors, provided that any securities so issued shall be deemed to be Additional Shares of Common Stock in the event their value, in any single transaction and as determined in good faith by the Board of Directors, exceeds $1,000,000;

(f)          in connection with or pursuant to the acquisition by the Corporation of another corporation or business, whether by merger, asset purchase, consolidation, reorganization, or similar transaction, on terms approved by the Board of Directors, provided that any securities so issued shall be deemed to be Additional Shares of Common Stock in the event their value, in any single transaction and as determined in good faith by the Board of Directors, exceeds $1,000,000;

(g)          in connection with a firm commitment underwritten public offering pursuant to a registration statement filed with the U.S. Securities and Exchange Commission; and

(h)          in connection with any transaction for which adjustment is made pursuant to Sections 6(e) hereof.

(ii)      Adjustment of Conversion Price.    In the event the Corporation shall issue Additional Shares of Common Stock without consideration or for a consideration per share less than the Series A-2 Conversion Price in effect on the date of and immediately prior to such issuance (a “Dilutive Event”), then and in such event, the then-effective Series A-2 Conversion Price shall be adjusted as follows:

(A)          in the case of a Dilutive Event occurring on or before the date six months after the Original Issue Date (the “Six Month Anniversary Date”), the Series A-2 Conversion Price shall be reduced, concurrently with such Dilutive Event, to a price (calculated to the nearest cent) equal to the consideration per share for which such Additional Shares of Common Stock are so issued; and

(B)          in the case of a Dilutive Event occurring after the Six Month Anniversary Date, the Series A-2 Conversion Price shall be reduced, concurrently with such Dilutive Event, to a price (calculated to the nearest cent) determined by multiplying the Series A-2 Conversion Price then in effect by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance plus the number of shares of Common Stock which the aggregate consideration received by the Company for the total number of Additional Shares of Common Stock so issued would purchase at such Series A-2 Conversion Price; and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance plus the number of Additional Shares of Common Stock so issued; provided, however, that for purposes of this Section 6(d)(ii)(B), all shares of Common Stock issued or issuable upon conversion of the then-outstanding Series A-2 Preferred Stock, conversion of other then outstanding Convertible Securities, and upon exercise of then-outstanding Options with an exercise price of $0.25 or less shall be deemed to be outstanding.

(C)          In the event that the Company issues or sells, or is deemed to have issued or sold, Additional Shares of Common Stock in a Dilutive Event (the “First Dilutive Event”), then in the event that the Company issues or sells, or is deemed to have issued or sold, Additional Shares of Common Stock in a Dilutive Event other than the First Dilutive Event as a part of the same transaction or series of related transactions as the First Dilutive Event (a “Subsequent Dilutive Event”), then and in each such case upon a Subsequent Dilutive Event the Series A-2 Conversion Price shall be adjusted to the Series A-2 Conversion Price that would have been in effect had the First Dilutive Event and each Subsequent Dilutive Event all occurred on the closing date of the First Dilutive Event.

(iii)      Determination of Consideration.    For purposes of this Section 6(d), the consideration received by the Company for the issue or sale of any Additional Shares of Common Stock shall be computed as follows:

(A)          Cash and Property:    Such consideration shall:

(1)      insofar as it consists of cash, be computed at the aggregate amount of cash received by the Company without any deduction for commissions and excluding amounts paid or payable for accrued interest or accrued dividends;

(2)      insofar as it consists of property other than cash, be computed at the fair value thereof at the time of such issue, as determined in good faith by the Board; and

(3)      in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Company for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (1) and (2) above, as determined in good faith by the Board.

(B)          Options and Convertible Securities. In the case of issuance of Options or Convertible Securities, the following provisions shall apply for all purposes of Section 6(d):

(1)      The aggregate maximum number of shares of Common Stock deliverable upon exercise of such Options shall be deemed to be Additional Shares of Common Stock issued at the time such Options were issued and for a consideration equal to the consideration (determined in the manner provided in subparagraph 6(d)(iii)(A)), if any, received by the Company upon the issuance of such Options plus the exercise price provided in such Options for the Common Stock covered thereby.

(2)      The aggregate maximum number of shares of Common Stock deliverable upon conversion of or in exchange for such Convertible Securities or upon the exercise or conversion of any Convertible Securities issued upon exercise or conversion of such Convertible Securities shall be deemed to be Additional Shares of Common Stock issued at the time such Convertible Securities were issued and for a consideration equal to the consideration, if any, received by the Company for any such Convertible Securities plus the additional consideration, if any, to be received by the Company upon the conversion or exchange of such securities or the exercise of any Convertible Securities (the consideration in each case to be determined in the manner provided in subparagraph 6(d)(iii)(A)).

(3)      In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to the Company upon exercise or conversion of such Options or Convertible Securities, including, but not limited to, a change resulting from the anti-dilution provisions thereof, the Series A-2 Conversion Price, to the extent in any way affected by or computed using such Options or Convertible Securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the exercise of any such Options or Convertible Securities.

(4)      Upon the expiration or termination of any such Options or Convertible Securities, the Series A-2 Conversion Price to the extent in any way affected by or computed using such Options or Convertible Securities, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and Options and Convertible Securities which remain in effect) actually issued upon the conversion or exchange of such securities or upon the exercise of the Options (but without affecting shares of Common Stock already issued upon conversion of any shares of Preferred already converted).

(5)      The number of shares of Common Stock deemed issued and the consideration deemed paid therefor pursuant to subparagraphs 6(d)(iii)(B)(1) and (2) shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either subparagraph 6(d)(iii)(B)(3) or (4).

(e)          Other Adjustments to Conversion Price

(i)      Adjustments for Subdivisions or Combinations of or Stock Dividends on Common Stock.    In the event the outstanding shares of Common Stock shall be subdivided (by stock split or otherwise) at any time after the filing of this Certificate of Designation of Series A-2 Preferred Stock, into a greater number of shares of Common Stock, or the Corporation shall at any time or from time to time after the date of such filing, declare or pay any dividend on the Common Stock payable in shares of Common Stock, the Series A-2 Conversion Price then in effect shall, concurrently with the effectiveness of such subdivision or stock dividend, be proportionately decreased based on the ratio of (A) the number of shares of Common Stock outstanding immediately after such subdivision or stock dividend to (B) the number of shares of Common Stock outstanding immediately prior to such subdivision or stock dividend. In the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, the Series A-2 Conversion Price then in effect shall, concurrently with the effectiveness of such combination or consolidation, be proportionately increased based on the same basis.

(ii)      Adjustments for Other Distributions.    In the event the Corporation at any time or from time to time after the filing of this Certificate of Designation of Series A-2 Preferred Stock, makes, or fixes a record date for the determination of holders of Common Stock entitled to receive, any distribution payable in (A) securities of the Corporation or other entities (other than shares of Common Stock and other than as otherwise adjusted in this Section 6 or as otherwise provided in Section 3), (B) evidences of indebtedness issued by the Corporation or other persons, or (C) assets (excluding cash dividends) or options or rights not referred to in subparagraph 6(d)(iii)(B), then and in each such event provision shall be made so that the holders of Series A-2 Preferred Stock shall receive upon conversion thereof, in addition to the number of shares of Common Stock receivable thereupon, the amount of such distribution which they would have received had their Series A-2 Preferred Stock been converted into Common Stock on the date of such event and had they thereafter, during the period from the date of such event to and including the date of conversion, retained such securities receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this Section 6 with respect to the rights of the holders of the Series A-2 Preferred Stock.

(iii)      Adjustments for Recapitalization, Reclassification, Exchange and Substitution.    If at any time or from time to time after the filing of this Certificate of Designation of Series A-2 Preferred Stock, the Common Stock issuable upon conversion of the Series A-2 Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by recapitalization, capital reorganization, reclassification or otherwise (other than a subdivision, combination of shares or merger or sale of assets transaction provided for above or in Section 6(b)), the Series A-2 Conversion Price then in effect shall, concurrently with the effectiveness of such recapitalization, reorganization or reclassification, be proportionately adjusted such that the Series A-2 Preferred Stock shall be convertible into, in lieu of the number of shares of Common Stock which the holders thereof would otherwise have been entitled to receive, a number of shares of such other class or classes of stock equivalent to the number of shares of Common Stock that would have been subject to receipt by the holders upon conversion of Series A-2 Preferred Stock immediately before that change. In addition, to the extent applicable in any reorganization or recapitalization, provision shall be made so that the holders of the Series A-2 Preferred Stock shall thereafter be entitled to receive upon conversion of the Series A-2 Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such reorganization or recapitalization.

(f)          No Impairment.    Except as authorized by the affirmative vote or written consent of the holders of not less than a majority of the then outstanding shares of the Series A-2 Preferred Stock, the Corporation will not, by amendment of the Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 6 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of Series A-2 Preferred Stock.

(g)          Certificate as to Adjustments.    Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 6, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A-2 Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series A-2 Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the respective Conversion Price at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of the Series A-2 Preferred Stock.

7.          Voting Rights.    Except as otherwise required by law, the holders of Series A-2 Preferred Stock shall be entitled to notice of any stockholders’ meeting and to vote together with the holders of Common Stock as a single class upon any matter submitted to the stockholders for a vote. Each holder of Series A-2 Preferred Stock shall have one vote for each full share of Common Stock into which the Series A-2 Preferred Stock would be convertible pursuant to Section 6(a) hereof as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to such vote (assuming the Stockholder Approval Date has occurred).

8.          Reacquired Shares.    Any shares of Series A-2 Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of preferred stock of the Corporation and may be reissued as part of a new series of preferred stock subject to the conditions and restrictions on issuance set forth herein, in the Certificate of Incorporation, or in any other Certificate of Designation creating a series of preferred stock of the Corporation or any similar stock or as otherwise required by applicable law.

9.          Residual Rights.    All rights accruing to the outstanding shares of the Corporation not expressly provided for to the contrary herein shall be vested in the Common Stock.

Through and including                     , 2005 (the 25th day after the date of this prospectus), all dealers effecting transaction in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

448,078,519 Shares

Occam Networks, Inc.

Common Stock

PROSPECTUS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth expenses in connection with the issuance and distribution of the securities being registered. All amounts shown are estimated, except the SEC registration fee.

SEC registration fee	$11,659
Legal fees and expenses	250,000
Transfer agent fees	20,000
Accounting fees	35,000
Printing and engraving	75,000
Miscellaneous	8,341

Total	$400,000

We have agreed to pay the foregoing expenses and we will not be seeking reimbursement from the selling stockholders.

Item 14.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (“DGCL”) empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, except that no indemnification will be provided to a director, officer, employee or agent if the indemnification sought is in connection with a proceeding initiated by such person without the authorization of the board of directors. The bylaws also provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the Certificate of Incorporation, bylaws, agreements, vote of stockholders or disinterested directors or otherwise. The bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity.

In accordance with Section 102(b)(7) of the DGCL, our amended Certificate of Incorporation provides that directors shall not be personally liable for monetary damages for breaches of their fiduciary duty as directors except for (i) breaches of their duty of loyalty to us or our stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, (iii) certain transactions under Section 174 of the DGCL (unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) transactions from which a director derives an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any actions involving gross negligence.

We have directors’ and officers’ liability insurance which provides, subject to certain policy limits, deductible amounts and exclusions, coverage for all persons who have been, are or may in the future be, directors or officers of the company, against amounts which such persons may pay resulting from claims against them by reason of their being such directors or officers during the policy period for certain breaches of duty, omissions or other acts done or wrongfully attempted or alleged. Such policies provide coverage to certain situations where we cannot directly provide indemnification under the DGCL.

In addition, we have entered into indemnification agreements with certain of our directors and officers. The agreements provide them with, among other things, specific contractual rights to the maximum indemnification permitted by the DGCL.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Item 15.    Recent Sales of Unregistered Securities

Recent sales by the Company of unregistered securities are described in the section captioned “Description of the Private Placement Transactions” in the prospectus included in this registration statement.

Occam relied on Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended, for an exemption from the registration requirements of the Securities Act. All of the purchasers of Series A-2 preferred stock were “accredited investors” as defined in Rule 501 of Regulation D promulgated under the Securities Act, and no form of general solicitation or general advertising was used in connection with the sale of the Series A-2 preferred stock.

On September 12, 2005, the Company’s Board of Directors (the “Board”), based on the recommendation of its Compensation Committee, approved a restricted stock grant to Robert Howard-Anderson, the Company’s Chief Executive Officer. The restricted stock grant consists of 600,000 shares of the Company’s Common Stock, par value $0.001, and is subject to the terms and conditions of the Executive Officer Stock Grant Program - Restricted Stock Grant Agreement. All of the shares of Common Stock issued to Mr. Howard-Anderson were issued in consideration for his past services to the Company and such shares are fully vested.

The foregoing transaction did not involve any public offering, and the Company believes that the transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof or Regulation D promulgated thereunder. Mr. Anderson represented his intention to acquire the securities for investment only and not with a view to or for resale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in the foregoing transaction. Mr. Anderson had adequate access, through his role with the Company, to information about the Company.

Item 16.    Exhibits and Financial Statement Schedules

(a)    The following exhibits are included herein or incorporated by reference.

Exhibit No.	Exhibit Title
2.1(1)	Agreement and Plan of Merger and Reorganization, dated as of November 9, 2001, by and among Registrant, Odin Acquisition Corp. and Occam Networks Inc. (incorporated by reference to Annex A to the Registration Statement on Form S-4 (Registration No. 333-75816) which the Securities and Exchange Commission declared effective on April 26, 2002).

2.2	Amendment to Agreement and Plan of Merger and Reorganization, dated as of December 26, 2001, by and among Registrant, Odin Acquisition Corp. and Occam Networks, Inc. (incorporated by reference to Annex AA to the Registration Statement on Form S-4 (Registration No. 333-75816) which the Securities and Exchange Commission declared effective on April 26, 2002).

2.3	Amendment No. 2 to Agreement and Plan of Merger and Reorganization, dated as of April 16, 2002, by and among Registrant, Odin Acquisition Corp. and Occam Networks, Inc. (incorporated by reference to Annex AAA to the Registration Statement on Form S-4 (Registration No. 333-75816) which the Securities and Exchange Commission declared effective on April 26, 2002).

3.1	Registrant’s Amended and Restated Certificate of Incorporation (incorporated by reference to the Exhibit with the same number on the Registrant’s Registration Statement on Form S-1 and all amendments, thereto (File No. 333-31732).

3.1.1	Registrant’s Certificate of Amendment of Amended and Restated Certificate of Incorporation effective May 14, 2002 (incorporated by reference to Exhibit 3.1.1 of the Registrant’s Quarterly Report on Form 10-Q filed on May 14, 2003).

3.1.2	Registrant’s Certificate of Amendment of Amended and Restated Certificate of Incorporation effective June 3, 2003 (incorporated by reference to Exhibit 3.1.2 of the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2003).

3.1.3	Registrant’s Certificate of Amendment of Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on November 11, 2004 (incorporated by reference to Exhibit 3.1.3 of the Registrant’s Quarterly Report on Form 10-Q filed on November 15, 2004).

3.2	Registrant’s Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 of the Registrant’s Quarterly Report on Form 10-Q filed on May 14, 2003).

4.2	Specimen common stock certificate of Registrant (incorporated by reference to the Exhibit with the same number on the Registrant’s Registration Statement on Form S-1 and all amendments, thereto (File No. 333-31732).

4.4	Form of Certificate of Designation of the Series A Preferred Stock filed with the Secretary of State of the State of Delaware (incorporated by reference to Exhibit 4.2 of the Registrant’s Current Report on Form 8-K filed on December 19, 2002).

4.4.1	Certificate of Occam Networks, Inc. Eliminating Matters Set Forth in Certificate of Designation of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 4.4.1 of the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2003).

4.6	Note and Warrant Purchase Agreement, dated as of November 9, 2001 by and among Occam Networks (California), Inc. and certain existing investors (incorporated by reference to Annex H to the Registration Statement on Form S-4 (Registration No. 333-75816) which the Securities and Exchange Commission declared effective on April 26, 2002).

Exhibit No.	Exhibit Title
4.6.1	First Amendment to Note and Warrant Purchase Agreement, dated as of December 19, 2002 by and among the Occam Networks, Inc., Occam Networks (California), Inc. and certain existing investors (incorporated by reference to Exhibit 4.4 of the Registrant’s Current Report on Form 8-K filed on December 19, 2002).

4.8	Series A-2 Preferred Stock Purchase Agreement dated as of November 19, 2003 by and among Occam Networks, Inc. and the investors (incorporated by reference to Exhibit 4.3 of the Registrant’s Current Report on Form 8-K filed on November 21, 2003).

4.9	Certificate of Designation of the Series A-2 Preferred Stock filed with the Secretary of State of the state of Delaware on November 19, 2003 (incorporated by reference to Exhibit 4.4 of the Registrant’s Current Report on Form 8-K filed on November 21, 2003).

4.9.1	Certificate Increasing the Number of Shares of Preferred Stock Designated as Series A-2 Convertible Preferred Stock filed with the Secretary of State of Delaware on November 11, 2004 (incorporated by reference to Exhibit 4.9.1 of the Registrant’s Quarterly Report on Form 10-Q filed on November 15, 2004).

4.9.2	Certificate of Registrant, Increasing the Number of Shares of Preferred Stock Designated as Series A-2 Convertible Preferred Stock, filed with the Secretary of Sate of Delaware on January 7, 2005 (incorporated by reference to Exhibit 4.9.2 of the Registrant’s Current Report on Form 8-K filed on January 13, 2004).

4.9.3	Certificate of Registrant, Increasing the Number of Shares of Preferred Stock Designated as Series A-2 Convertible Preferred Stock, filed with the Secretary of Sate of Delaware on May 16, 2005 (incorporated by reference to Exhibit 4.9.3 of the Registrant’s Current Report on Form 8-K filed on May 17, 2005).

4.11	Amendment No. 1 to Series A-2 Preferred Stock Purchase Agreement dated as of November 19, 2003 by and among Occam Networks, Inc. and the investors (incorporated by reference to Exhibit 4.6 of the Registrant’s Current Report on Form 8-K filed on March 12, 2004).

4.12	Series A-2 Preferred Stock Purchase Warrant issued to Alta Partners (incorporated by reference to Exhibit 4.7 of the Registrant’s Current Report on Form 8-K filed on March 12, 2004).

4.12.1	Amendment and Notice of Exercise dated April 20, 2005 between Occam Networks, Inc. and Alta California Partners III, L.P. (incorporated by reference to the Registrant’s Current Report on Form 8-K filed on April 21, 2005).

4.13	Series A-2 Preferred Stock Purchase Warrant issued to Alta Embarcadero Partners III, LLC (incorporated by reference to Exhibit 4.8 of the Registrant’s Current Report on Form 8-K filed on March 12, 2004).

4.13.1	Amendment and Notice of Exercise dated April 20, 2005 between Occam Networks, Inc. and Alta Embarcadero Partners III, LLC (incorporated by reference to the Registrant’s Current Report on Form 8-K filed on April 21, 2005).

4.14	Letter agreement dated March 8, 2004 between Occam Networks, Inc. and Alta Partners relating to board rights (incorporated by reference to Exhibit 4.9 of the Registrant’s Current Report on Form 8-K filed on March 12, 2004).

4.15	Management rights agreement dated as of March 8, 2004 between Alta Partners and Occam Networks, Inc. (incorporated by reference to Exhibit 4.9 of the Registrant’s Current Report on Form 8-K filed on March 12, 2004).

4.16	Amendment No. 2 to Series A-2 Preferred Stock Purchase Agreement dated as of November 19, 2003 by and among the Registrant and the investors (incorporated by reference to Exhibit 4.11 of the Registrant’s Current Report on Form 8-K filed on April 9, 2004).

Exhibit No.	Exhibit Title
4.17(5)	Specimen Series A-2 stock certificate of Registrant.

5.1(4)	Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

10.9(3)	1997 Stock Option/Stock Issuance Plan (incorporated by reference to the Exhibit with the same number on the Registrant’s Registration Statement on Form S-1 and all amendments, thereto (File No. 333-31732)).

10.10(3)	2000 Stock Incentive Plan (incorporated by reference to the Exhibit with the same number on the Registrant’s Registration Statement on Form S-1 and all amendments, thereto (File No. 333-31732)).

10.11(3)	Employee Stock Purchase Plan (incorporated by reference to the Exhibit with the same number on the Registrant’s Registration Statement on Form S-1 and all amendments, thereto (File No. 333-31732)).

10.14(2)	Materials and Manufacturing Agreement Board Assembly Agreement dated as of March 15, 1999, by and between the Registrant and the Semiconductor Group of Arrow Electronics, Inc., as amended (incorporated by reference to the Exhibit with the same number on the Registrant’s Registration Statement on Form S-1 and all amendments, thereto (File No. 333-31732)).

10.19	Standard Industrial/Commercial Multi-Tenant Lease dated as of May 6, 1999, between the Registrant and Tyler Pacific III, LLC. (incorporated by reference to the Exhibit with the same number on the Registrant’s Registration Statement on Form S-1 and all amendments, thereto (File No. 333-31732)).

10.25(3)	Form of Director Indemnification Agreement (incorporated by reference to the Exhibit with the same number on the Registrant’s Registration Statement on Form S-1 and all amendments, thereto (File No. 333-31732).

10.26(3)	Form of Indemnification Agreement for all officers and directors appointed on or after May 14, 2003 (incorporated by reference to Exhibit 10.26 of the Registrant’s Annual Report on Form 10-K filed on March 31, 2003).

10.27	Senior Loan and Security Agreement No. L6244 dated as of May 28, 1999, by and between the Registrant and Phoenix Leasing Incorporated (incorporated by reference to the Exhibit with the same number on the Registrant’s Registration Statement on Form S-1 and all amendments, thereto (File No. 333-31732).

10.29(2)	Standard Industrial/Commercial Multi-Tenant Lease dated as of February 29, 2000, by and between the Registrant and Tyler Pacific III, LLC (incorporated by reference to the Exhibit with the same number on the Registrant’s Registration Statement on Form S-1 and all amendments, thereto (File No. 333-31732).

10.35	Retainer Agreement dated as of February 5, 2001 by and between the Registrant and Regent Pacific Management Corporation. (incorporated by reference to Exhibit 10.35 to the Registrant’s Annual Report on Form 10-K filed on May 8, 2001).

10.38	Form of Voting Agreement dated as of November 9, 2001 between Occam and certain (Registration No. 333-75816) stockholders of Registrant (incorporated by reference to Annex B to the Registration Statement on Form S-4 (Registration No. 333-75816) which the Securities and Exchange Commission declared effective on April 26, 2002).

10.39	Form of Voting and Conversion Agreement dated as of November 9, 2001 between Registrant and certain Occam shareholders (incorporated by reference to Annex C to the Registration Statement on Form S-4 (Registration No. 333-75816) which the Securities and Exchange Commission declared effective on April 26, 2002).

Exhibit No.	Exhibit Title
10.42	Form of Funding Agreement dated as of November 9, 2001 between Registrant and Occam (incorporated by reference to Annex F to the Registration Statement on Form S-4 (Registration No. 333-75816) which the Securities and Exchange Commission declared effective on April 26, 2002).

10.43	Guaranteed Promissory Note, dated as of March 18, 2002, issued by Occam in favor of the Registrant (incorporated by reference to Annex K1 to the Registration Statement on Form S-4 (Registration No. 333-75816) which the Securities and Exchange Commission declared effective on April 26, 2002).

10.44	Secured Guaranty dated as of March 18, 2002, entered into by 2180 Associates Fund VII, L.P., New Enterprise Associates 9, L.P., Norwest Venture Partners VIII, L.P., NVP Entrepreneurs Fund VIII, L.P., U.S. Venture Partners VII, L.P., USVP Entrepreneur Partners VII-A, L.P. and USVP Entrepreneur Partners VII-B, L.P. in favor of the Registrant (incorporated by reference to Annex K2 to the Registration Statement on Form S-4 (Registration No. 333-75816) which the Securities and Exchange Commission declared effective on April 26, 2002).

10.45	Guarantor Security Agreement, dated as of March 18, 2002, entered into by 2180 Associates Fund VII, L.P., New Enterprise Associates 9, L.P., Norwest Venture Partners VIII, L.P., NVP Entrepreneurs Fund VIII, L.P., U.S. Venture Partners VII, L.P., USVP Entrepreneur Partners VII-A, L.P. and USVP Entrepreneur Partners VII-B, L.P. in favor of the Registrant (incorporated by reference to Annex K3 to the Registration Statement on Form S-4 (Registration No. 333-75816) which the Securities and Exchange Commission declared effective on April 26, 2002).

10.46(3)	Employment Agreement dated February 13, 2002 between the Registrant and Robert Howard-Anderson (incorporated by reference to Exhibit 10.46 of the Registrant’s Quarterly Report on Form 10-Q filed on August 12, 2002).

10.47(3)	Employment Agreement dated June 17, 2002 between the Registrant and Howard Bailey (incorporated by reference to Exhibit 10.46 of the Registrant’s Quarterly Report on Form 10-Q filed on August 12, 2002).

10.48(3)	Occam Networks Inc. 1999 Stock Plan (incorporated by reference to Exhibit 4.1 on the Registrant’s Statement on Form S-8 (File No. 333-91070)).

10.49(3)	Occam Networks Inc. 1999 Stock Plan, Form of Stock Option Agreement (incorporated by reference to Exhibit 4.2 on the Registrant’s Statement on Form S-8 (File No. 333-91070).

10.50(3)	Occam Networks Inc. 1999 Stock Plan, Form of Stock Option Agreement—Early Exercise (incorporated by reference to Exhibit 4.3 on the Registrant’s Statement on Form S-8 (File No. 333-91070).

10.51	Master Lease Agreement dated December 8, 2000 by and between Comdisco, Inc. and Occam Networks (California), Inc. (incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 8-K filed on October 1, 2002).

10.52	Standard Industrial/Commercial Multi-Tenant Lease date March 26, 2001 by and between Applied Magnetics Corporation, a Delaware corporation DBA Innovative Micro Technology, and Occam Networks (California), Inc., a California corporation (incorporated by reference to Exhibit 99.2 of the Registrant’s Current Report on Form 8-K filed on October 1, 2002).

10.53	Loan and Security Agreement between Silicon Valley Bank and Occam Networks, Inc., dated June 16, 2003 (incorporated by reference to Exhibit 10.53 of the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2003).

Exhibit No.	Exhibit Title
10.54	Warrant to Purchase Stock, dated June 16, 2003 (incorporated by reference to Exhibit 10.53 of the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2003).

10.55	Security Agreement between Silicon Valley Bank and Occam Networks (California), Inc., dated June 16, 2003 (incorporated by reference to Exhibit 10.53 of the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2003).

10.56	Intellectual Property Security Agreement between Silicon Valley Bank and Occam Networks (California), Inc., dated June 16, 2003 (incorporated by reference to Exhibit 10.53 of the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2003).

10.57	Senior Loan and Security Agreement dated December 17, 2004, by and between the Registrant and Hercules Technology Growth Capital, Inc. (incorporated by reference to Exhibit 10.57 of the Registrant’s Current Report on Form 8-K filed on December 20, 2004).

10.58	Warrant to acquire shares of common stock issued to Hercules Technology Growth Capital, Inc. on December 17, 2004 (incorporated by reference to Exhibit 10.58 of the Registrant’s Current Report on Form 8-K filed on December 20, 2004).

10.59	Warrant to acquire shares of Series A-2 preferred stock to Hercules Technology Growth Capital, Inc. on December 17, 2004 (incorporated by reference to Exhibit 10.59 of the Registrant’s Current Report on Form 8-K filed on December 20, 2004).

10.61	Series A-2 Preferred Stock Purchased Agreement dated as of January 7, 2005, among the Registrant and certain investors (incorporated by reference to Exhibit 10.61 of the Registrant’s Current Report on Form 8-K filed on January 13, 2005).

10.62	Fourth Amended and Restated Investors’ Rights Agreement dated as of January 7, 2005, among the Registrant and certain holders of its capital stock (incorporated by reference to Exhibit 10.62 of the Registrant’s Current Report on Form 8-K filed on January 13, 2005).

10.63	Letter Amendment Agreement among the Registrant, Occam Networks (California), Inc. and Hercules Technology Growth Capital, Inc. (incorporated by reference to Exhibit 10.63 of the Registrant’s Current Report on Form 8-K filed on January 13, 2005).

10.64	Promissory Note between the Registrant and Hercules Technology Growth Capital, Inc. (incorporated by reference to Exhibit 10.64 of the Registrant’s Current Report on Form 8-K filed on January 13, 2005).

10.65	Amendment No. 1 to Series A-2 Preferred Stock Purchase Agreement dated as of January 7, 2005, among the Registrant and certain investors (incorporated by reference to Exhibit 10.65 of the Registrant’s Current Report on Form 8-K filed on March 24, 2005).

10.66	Amendment No. 1 to Fourth Amended and Restated Investors’ Rights Agreement dated as of January 7, 2005, among the Registrant and certain holders of its capital stock (incorporated by reference to Exhibit 10.66 of the Registrant’s Current Report on Form 8-K filed on March 24, 2005).

10.67(2)	Manufacturing License Agreement dated as of March 18, 2005, by and between the Registrant and Tellabs Petaluma, Inc. (incorporated by reference to Exhibit 10.67 of the Registrant’s Annual Report on Form 10-K filed on March 31, 2005).

10.67.1	Amendment One to Manufacturing License Agreement dated March 18, 2005 between Tellabs Petaluma, Inc. and the Registrant (incorporated by reference to Exhibit 10.73 of the Registrant’s Current Report on Form 8-K filed on May 17, 2005).

10.68(2)	Technology License Agreement dated as of March 18, 2005, by and between the Registrant and Tellabs Petaluma, Inc. (incorporated by reference to Exhibit 10.69 of the Registrant’s Annual Report on Form 10-K filed on March 31, 2005).

Exhibit No.	Exhibit Title

10.68.1	Amendment One to Technology License Agreement dated March 18, 2005 between Tellabs Petaluma, Inc. and the Registrant (incorporated by reference to Exhibit 10.74 of the Registrant’s Current Report on Form 8-K filed on May 17, 2005).

10.69(2)	Supply Agreement dated as of March 18, 2005, by and between the Registrant and Tellabs Petaluma, Inc. (incorporated by reference to Exhibit 10.70 of the Registrant’s Annual Report on Form 10-K filed on March 31, 2005).

10.70	Restricted Stock Grant Agreement between the Company and Robert Howard-Anderson dated September 12, 2005 (incorporated by reference to Exhibit 10.75 of the Registrant’s Current Report on Form 8-K filed on September 14, 2005)

10.71	Form of Director Offer Letter dated September 16, 2004 for Robert Bylin, Thomas Pardun and Kenneth Cole.

21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of the Registrant’s Annual Report on Form 10-K filed on March 31, 2005).

23.1	Consent of Independent Registered Public Accounting Firm.

23.2(5)	Consent of Wilson Sonsini Goodrich & Rosati, P.C.

24.1(5)	Power of Attorney

(1)	Schedules omitted pursuant to Regulation S-K Item 601(b)(2) of the Securities Act. Registrant undertakes to furnish such schedules to the Commission upon request.
(2)	Confidential treatment has been requested for certain portions of this exhibit.
(3)	Management compensation plan/contract.
(4)	To be filed by amendment.
(5)	Previously filed.

(b)    Financial Statement Schedules.

The financial statement schedules have been omitted because they are not applicable, not required, or the information is included in the consolidated financial statements or notes thereto.

Page
Report of PricewaterhouseCoopers, LLP, Independent Registered Public Accounting Firm	F-2

Item 17.    Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Barbara, State of California, on September 23, 2005.

OCCAM NETWORKS, INC.

By:	/s/ Robert L. Howard-Anderson
Name: Robert L. Howard-Anderson
Title: President and Chief Executive Officer

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

Name	Title	Date

/s/ Robert L. Howard-Anderson Robert L. Howard-Anderson	President, Chief Executive Officer and Director (Principal Executive Officer)	September 23, 2005

/s/ Howard M. Bailey Howard M. Bailey	Chief Financial Officer and Corporate Secretary (Principal Financial and Accounting Officer)	September 23, 2005

/s/ Steven M. Krausz* Steven M. Krausz	Chairman of the Board	September 23, 2005

/s/ Robert E. Bylin* Robert E. Bylin	Director	September 23, 2005

/s/ Robert B. Abbott* Robert B. Abbott	Director	September 23, 2005

/s/ Thomas E. Pardun* Thomas E. Pardun	Director	September 23, 2005

/s/ Kenneth R. Cole* Kenneth R. Cole	Director	September 23, 2005

* /s/ Howard M. Bailey Attorney In Fact		September 23, 2005

EXHIBIT INDEX

Exhibit No.	Exhibit Title
2.1(1)	Agreement and Plan of Merger and Reorganization, dated as of November 9, 2001, by and among Registrant, Odin Acquisition Corp. and Occam Networks Inc. (incorporated by reference to Annex A to the Registration Statement on Form S-4 (Registration No. 333-75816) which the Securities and Exchange Commission declared effective on April 26, 2002).

2.2	Amendment to Agreement and Plan of Merger and Reorganization, dated as of December 26, 2001, by and among Registrant, Odin Acquisition Corp. and Occam Networks, Inc. (incorporated by reference to Annex AA to the Registration Statement on Form S-4 (Registration No. 333-75816) which the Securities and Exchange Commission declared effective on April 26, 2002).

2.3	Amendment No. 2 to Agreement and Plan of Merger and Reorganization, dated as of April 16, 2002, by and among Registrant, Odin Acquisition Corp. and Occam Networks, Inc. (incorporated by reference to Annex AAA to the Registration Statement on Form S-4 (Registration No. 333-75816) which the Securities and Exchange Commission declared effective on April 26, 2002).

3.1	Registrant’s Amended and Restated Certificate of Incorporation (incorporated by reference to the Exhibit with the same number on the Registrant’s Registration Statement on Form S-1 and all amendments, thereto (File No. 333-31732).

3.1.1	Registrant’s Certificate of Amendment of Amended and Restated Certificate of Incorporation effective May 14, 2002 (incorporated by reference to Exhibit 3.1.1 of the Registrant’s Quarterly Report on Form 10-Q filed on May 14, 2003).

3.1.2	Registrant’s Certificate of Amendment of Amended and Restated Certificate of Incorporation effective June 3, 2003 (incorporated by reference to Exhibit 3.1.2 of the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2003).

3.1.3	Registrant’s Certificate of Amendment of Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on November 11, 2004 (incorporated by reference to Exhibit 3.1.3 of the Registrant’s Quarterly Report on Form 10-Q filed on November 15, 2004).

3.2	Registrant’s Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 of the Registrant’s Quarterly Report on Form 10-Q filed on May 14, 2003).

4.2	Specimen common stock certificate of Registrant (incorporated by reference to the Exhibit with the same number on the Registrant’s Registration Statement on Form S-1 and all amendments, thereto (File No. 333-31732).

4.4	Form of Certificate of Designation of the Series A Preferred Stock filed with the Secretary of State of the State of Delaware (incorporated by reference to Exhibit 4.2 of the Registrant’s Current Report on Form 8-K filed on December 19, 2002).

4.4.1	Certificate of Occam Networks, Inc. Eliminating Matters Set Forth in Certificate of Designation of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 4.4.1 of the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2003).

4.6	Note and Warrant Purchase Agreement, dated as of November 9, 2001 by and among Occam Networks (California), Inc. and certain existing investors (incorporated by reference to Annex H to the Registration Statement on Form S-4 (Registration No. 333-75816) which the Securities and Exchange Commission declared effective on April 26, 2002).

4.6.1	First Amendment to Note and Warrant Purchase Agreement, dated as of December 19, 2002 by and among the Occam Networks, Inc., Occam Networks (California), Inc. and certain existing investors (incorporated by reference to Exhibit 4.4 of the Registrant’s Current Report on Form 8-K filed on December 19, 2002).

Exhibit No.	Exhibit Title
4.8	Series A-2 Preferred Stock Purchase Agreement dated as of November 19, 2003 by and among Occam Networks, Inc. and the investors (incorporated by reference to Exhibit 4.3 of the Registrant’s Current Report on Form 8-K filed on November 21, 2003).

4.9	Certificate of Designation of the Series A-2 Preferred Stock filed with the Secretary of State of the state of Delaware on November 19, 2003 (incorporated by reference to Exhibit 4.4 of the Registrant’s Current Report on Form 8-K filed on November 21, 2003).

4.9.1	Certificate Increasing the Number of Shares of Preferred Stock Designated as Series A-2 Convertible Preferred Stock filed with the Secretary of State of Delaware on November 11, 2004 (incorporated by reference to Exhibit 4.9.1 of the Registrant’s Quarterly Report on Form 10-Q filed on November 15, 2004).

4.9.2	Certificate of Registrant, Increasing the Number of Shares of Preferred Stock Designated as Series A-2 Convertible Preferred Stock, filed with the Secretary of Sate of Delaware on January 7, 2005 (incorporated by reference to Exhibit 4.9.2 of the Registrant’s Current Report on Form 8-K filed on January 13, 2004).

4.9.3	Certificate of Registrant, Increasing the Number of Shares of Preferred Stock Designated as Series A-2 Convertible Preferred Stock, filed with the Secretary of Sate of Delaware on May 16, 2005 (incorporated by reference to Exhibit 4.9.3 of the Registrant’s Current Report on Form 8-K filed on May 17, 2005).

4.11	Amendment No. 1 to Series A-2 Preferred Stock Purchase Agreement dated as of November 19, 2003 by and among Occam Networks, Inc. and the investors (incorporated by reference to Exhibit 4.6 of the Registrant’s Current Report on Form 8-K filed on March 12, 2004).

4.12	Series A-2 Preferred Stock Purchase Warrant issued to Alta Partners (incorporated by reference to Exhibit 4.7 of the Registrant’s Current Report on Form 8-K filed on March 12, 2004).

4.12.1	Amendment and Notice of Exercise dated April 20, 2005 between Occam Networks, Inc. and Alta California Partners III, L.P (incorporated by reference to the Registrant’s Current Report on Form 8-K filed on April 21, 2005).

4.13	Series A-2 Preferred Stock Purchase Warrant issued to Alta Embarcadero Partners III, LLC (incorporated by reference to Exhibit 4.8 of the Registrant’s Current Report on Form 8-K filed on March 12, 2004).

4.13.1	Amendment and Notice of Exercise dated April 20, 2005 between Occam Networks, Inc. and Alta Embarcadero Partners III, LLC (incorporated by reference to the Registrant’s Current Report on Form 8-K filed on April 21, 2005).

4.14	Letter agreement dated March 8, 2004 between Occam Networks, Inc. and Alta Partners relating to board rights (incorporated by reference to Exhibit 4.9 of the Registrant’s Current Report on Form 8-K filed on March 12, 2004).

4.15	Management rights agreement dated as of March 8, 2004 between Alta Partners and Occam Networks, Inc. (incorporated by reference to Exhibit 4.9 of the Registrant’s Current Report on Form 8-K filed on March 12, 2004).

4.16	Amendment No. 2 to Series A-2 Preferred Stock Purchase Agreement dated as of November 19, 2003 by and among the Registrant and the investors (incorporated by reference to Exhibit 4.11 of the Registrant’s Current Report on Form 8-K filed on April 9, 2004).

4.17(5)	Specimen Series A-2 stock certificate of Registrant.

5.1(4)	Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

10.9(3)	1997 Stock Option/Stock Issuance Plan (incorporated by reference to the Exhibit with the same number on the Registrant’s Registration Statement on Form S-1 and all amendments, thereto (File No. 333-31732)).

10.10(3)	2000 Stock Incentive Plan (incorporated by reference to the Exhibit with the same number on the Registrant’s Registration Statement on Form S-1 and all amendments, thereto (File No. 333-31732)).

Exhibit No.	Exhibit Title
10.11(3)	Employee Stock Purchase Plan (incorporated by reference to the Exhibit with the same number on the Registrant’s Registration Statement on Form S-1 and all amendments, thereto (File No. 333-31732)).

10.14(2)	Materials and Manufacturing Agreement Board Assembly Agreement dated as of March 15, 1999, by and between the Registrant and the Semiconductor Group of Arrow Electronics, Inc., as amended (incorporated by reference to the Exhibit with the same number on the Registrant’s Registration Statement on Form S-1 and all amendments, thereto (File No. 333-31732)).

10.19	Standard Industrial/Commercial Multi-Tenant Lease dated as of May 6, 1999, between the Registrant and Tyler Pacific III, LLC. (incorporated by reference to the Exhibit with the same number on the Registrant’s Registration Statement on Form S-1 and all amendments, thereto (File No. 333-31732)).

10.25(3)	Form of Director Indemnification Agreement (incorporated by reference to the Exhibit with the same number on the Registrant’s Registration Statement on Form S-1 and all amendments, thereto (File No. 333-31732).

10.26(3)	Form of Indemnification Agreement for all officers and directors appointed on or after May 14, 2003 (incorporated by reference to Exhibit 10.26 of the Registrant’s Annual Report on Form 10-K filed on March 31, 2003).

10.27	Senior Loan and Security Agreement No. L6244 dated as of May 28, 1999, by and between the Registrant and Phoenix Leasing Incorporated (incorporated by reference to the Exhibit with the same number on the Registrant’s Registration Statement on Form S-1 and all amendments, thereto (File No. 333-31732).

10.29(2)	Standard Industrial/Commercial Multi-Tenant Lease dated as of February 29, 2000, by and between the Registrant and Tyler Pacific III, LLC (incorporated by reference to the Exhibit with the same number on the Registrant’s Registration Statement on Form S-1 and all amendments, thereto (File No. 333-31732).

10.35	Retainer Agreement dated as of February 5, 2001 by and between the Registrant and Regent Pacific Management Corporation. (incorporated by reference to Exhibit 10.35 to the Registrant’s Annual Report on Form 10-K filed on May 8, 2001).

10.38	Form of Voting Agreement dated as of November 9, 2001 between Occam and certain (Registration No. 333-75816) stockholders of Registrant (incorporated by reference to Annex B to the Registration Statement on Form S-4 (Registration No. 333-75816) which the Securities and Exchange Commission declared effective on April 26, 2002).

10.39	Form of Voting and Conversion Agreement dated as of November 9, 2001 between Registrant and certain Occam shareholders (incorporated by reference to Annex C to the Registration Statement on Form S-4 (Registration No. 333-75816) which the Securities and Exchange Commission declared effective on April 26, 2002).

10.42	Form of Funding Agreement dated as of November 9, 2001 between Registrant and Occam (incorporated by reference to Annex F to the Registration Statement on Form S-4 (Registration No. 333-75816) which the Securities and Exchange Commission declared effective on April 26, 2002).

10.43	Guaranteed Promissory Note, dated as of March 18, 2002, issued by Occam in favor of the Registrant (incorporated by reference to Annex K1 to the Registration Statement on Form S-4 (Registration No. 333-75816) which the Securities and Exchange Commission declared effective on April 26, 2002).

Exhibit No.	Exhibit Title
10.44	Secured Guaranty dated as of March 18, 2002, entered into by 2180 Associates Fund VII, L.P., New Enterprise Associates 9, L.P., Norwest Venture Partners VIII, L.P., NVP Entrepreneurs Fund VIII, L.P., U.S. Venture Partners VII, L.P., USVP Entrepreneur Partners VII-A, L.P. and USVP Entrepreneur Partners VII-B, L.P. in favor of the Registrant (incorporated by reference to Annex K2 to the Registration Statement on Form S-4 (Registration No. 333-75816) which the Securities and Exchange Commission declared effective on April 26, 2002).

10.45	Guarantor Security Agreement, dated as of March 18, 2002, entered into by 2180 Associates Fund VII, L.P., New Enterprise Associates 9, L.P., Norwest Venture Partners VIII, L.P., NVP Entrepreneurs Fund VIII, L.P., U.S. Venture Partners VII, L.P., USVP Entrepreneur Partners VII-A, L.P. and USVP Entrepreneur Partners VII-B, L.P. in favor of the Registrant (incorporated by reference to Annex K3 to the Registration Statement on Form S-4 (Registration No. 333-75816) which the Securities and Exchange Commission declared effective on April 26, 2002).

10.46(3)	Employment Agreement dated February 13, 2002 between the Registrant and Robert Howard-Anderson (incorporated by reference to Exhibit 10.46 of the Registrant’s Quarterly Report on Form 10-Q filed on August 12, 2002).

10.47(3)	Employment Agreement dated June 17, 2002 between the Registrant and Howard Bailey (incorporated by reference to Exhibit 10.46 of the Registrant’s Quarterly Report on Form 10-Q filed on August 12, 2002).

10.48(3)	Occam Networks Inc. 1999 Stock Plan (incorporated by reference to Exhibit 4.1 on the Registrant’s Statement on Form S-8 (File No. 333-91070)).

10.49(3)	Occam Networks Inc. 1999 Stock Plan, Form of Stock Option Agreement (incorporated by reference to Exhibit 4.2 on the Registrant’s Statement on Form S-8 (File No. 333-91070).

10.50(3)	Occam Networks Inc. 1999 Stock Plan, Form of Stock Option Agreement—Early Exercise (incorporated by reference to Exhibit 4.3 on the Registrant’s Statement on Form S-8 (File No. 333-91070).

10.51	Master Lease Agreement dated December 8, 2000 by and between Comdisco, Inc. and Occam Networks (California), Inc. (incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 8-K filed on October 1, 2002).

10.52	Standard Industrial/Commercial Multi-Tenant Lease date March 26, 2001 by and between Applied Magnetics Corporation, a Delaware corporation DBA Innovative Micro Technology, and Occam Networks (California), Inc., a California corporation (incorporated by reference to Exhibit 99.2 of the Registrant’s Current Report on Form 8-K filed on October 1, 2002).

10.53	Loan and Security Agreement between Silicon Valley Bank and Occam Networks, Inc., dated June 16, 2003 (incorporated by reference to Exhibit 10.53 of the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2003).

10.54	Warrant to Purchase Stock, dated June 16, 2003 (incorporated by reference to Exhibit 10.53 of the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2003).

10.55	Security Agreement between Silicon Valley Bank and Occam Networks (California), Inc., dated June 16, 2003 (incorporated by reference to Exhibit 10.53 of the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2003).

10.56	Intellectual Property Security Agreement between Silicon Valley Bank and Occam Networks (California), Inc., dated June 16, 2003 (incorporated by reference to Exhibit 10.53 of the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2003).

10.57	Senior Loan and Security Agreement dated December 17, 2004, by and between the Registrant and Hercules Technology Growth Capital, Inc. (incorporated by reference to Exhibit 10.57 of the Registrant’s Current Report on Form 8-K filed on December 20, 2004).

Exhibit No.	Exhibit Title
10.58	Warrant to acquire shares of common stock issued to Hercules Technology Growth Capital, Inc. on December 17, 2004 (incorporated by reference to Exhibit 10.58 of the Registrant’s Current Report on Form 8-K filed on December 20, 2004).

10.59	Warrant to acquire shares of Series A-2 preferred stock to Hercules Technology Growth Capital, Inc. on December 17, 2004 (incorporated by reference to Exhibit 10.59 of the Registrant’s Current Report on Form 8-K filed on December 20, 2004).

10.61	Series A-2 Preferred Stock Purchased Agreement dated as of January 7, 2005, among the Registrant and certain investors (incorporated by reference to Exhibit 10.61 of the Registrant’s Current Report on Form 8-K filed on January 13, 2005).

10.62	Fourth Amended and Restated Investors’ Rights Agreement dated as of January 7, 2005, among the Registrant and certain holders of its capital stock (incorporated by reference to Exhibit 10.62 of the Registrant’s Current Report on Form 8-K filed on January 13, 2005).

10.63	Letter Amendment Agreement among the Registrant, Occam Networks (California), Inc. and Hercules Technology Growth Capital, Inc. (incorporated by reference to Exhibit 10.63 of the Registrant’s Current Report on Form 8-K filed on January 13, 2005).

10.64	Promissory Note between the Registrant and Hercules Technology Growth Capital, Inc. (incorporated by reference to Exhibit 10.64 of the Registrant’s Current Report on Form 8-K filed on January 13, 2005).

10.65	Amendment No. 1 to Series A-2 Preferred Stock Purchase Agreement dated as of January 7, 2005, among the Registrant and certain investors (incorporated by reference to Exhibit 10.65 of the Registrant’s Current Report on Form 8-K filed on March 24, 2005).

10.66	Amendment No. 1 to Fourth Amended and Restated Investors’ Rights Agreement dated as of January 7, 2005, among the Registrant and certain holders of its capital stock (incorporated by reference to Exhibit 10.66 of the Registrant’s Current Report on Form 8-K filed on March 24, 2005).

10.67(2)	Manufacturing License Agreement dated as of March 18, 2005, by and between the Registrant and Tellabs Petaluma, Inc. (incorporated by reference to Exhibit 10.67 of the Registrant’s Annual Report on Form 10-K filed on March 31, 2005).

10.67.1	Amendment One to Manufacturing License Agreement dated March 18, 2005 between Tellabs Petaluma, Inc. and the Registrant (incorporated by reference to Exhibit 10.73 of the Registrant’s Current Report on Form 8-K filed on May 17, 2005).

10.68(2)	Technology License Agreement dated as of March 18, 2005, by and between the Registrant and Tellabs Petaluma, Inc. (incorporated by reference to Exhibit 10.69 of the Registrant’s Annual Report on Form 10-K filed on March 31, 2005).

10.68.1	Amendment One to Technology License Agreement dated March 18, 2005 between Tellabs Petaluma, Inc. and the Registrant (incorporated by reference to Exhibit 10.74 of the Registrant’s Current Report on Form 8-K filed on May 17, 2005).

10.69(2)	Supply Agreement dated as of March 18, 2005, by and between the Registrant and Tellabs Petaluma, Inc. (incorporated by reference to Exhibit 10.70 of the Registrant’s Annual Report on Form 10-K filed on March 31, 2005).

10.70	Restricted Stock Grant Agreement between the Company and Robert Howard-Anderson dated September 12, 2005 (incorporated by reference to the Registrant’s Current Report on Form 8-K filed on September 14, 2005).

10.71	Form of Director Offer Letter dated September 16, 2004 for Robert Bylin, Thomas Pardun and Kenneth Cole.

21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of the Registrant’s Annual Report on Form 10-K filed on March 31, 2005).

Exhibit No.	Exhibit Title

23.1	Consent of Independent Registered Public Accounting Firm.

23.2(5)	Consent of Wilson Sonsini Goodrich & Rosati, P.C.

24.1(5)	Power of Attorney

(1)	Schedules omitted pursuant to Regulation S-K Item 601(b)(2) of the Securities Act. Registrant undertakes to furnish such schedules to the Commission upon request.
(2)	Confidential treatment has been requested for certain portions of this exhibit.
(3)	Management compensation plan/contract.
(4)	To be filed by amendment.
(5)	Previously filed.